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KONINKLIJKE DSM N.V. AS THE SELLER AND AVIENT CORPORATION AS THE PURCHASER AND (solely for purposes of Clause 2.1 and Clause 2.2) FIBER-LINE INTERNATIONAL B.V. AS THE DUTCH PURCHASER

AGREEMENT FOR THE SALE AND PURCHASE OF ALL THE ISSUED AND OUTSTANDING SHARES IN DSM PROTECTIVE MATERIALS B.V. AND DSM PROTECTIVE MATERIALS INTERNATIONAL B.V. AND ALL THE ISSUED AND OUTSTANDING MEMBERSHIP INTERESTS IN DSM PROTECTIVE MATERIALS LLC AND CERTAIN ANCILLARY MATTERS

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CONTENTS
Clause	Page
1.    Interpretation    2
2.    Sale and Purchase; Purchase Price    2
3.    Repayment of Seller's Funding and Seller's Group Tax Receivable/Payable    8
4.    Conditions to Completion and Termination Rights    9
5.    Completion    14
6.    Pre-Completion    15
7.    Guarantees and Intercompany Balances    26
8.    Agreements with Seller's Group    29
9.    Wrong Pockets    31
10.    Pensions and Employees    33
11.    Transitional Services    33
12.    Intellectual Property Rights    44
13.    Insurance    47
14.    Books and Records    48
15.    Due Diligence Investigation    49
16.    Warranties and Limitations of Liability    50
17.    W&I Insurance    54
18.    Tax    55
19.    Purchaser's Assurances    56
20.    Protective Covenants    57
21.    Confidentiality    59
22.    Notices    60
23.    Further Assurances    61
24.    Assignments    61
25.    Payments    62
26.    Costs    63
27.    General    64
28.    Remedies    65
29.    Whole Agreement    67
30.    Governing Law    67
31.    Dispute Resolution    67
32.    Language    68
Schedule 1 Particulars of Target Group Companies    69
Part 1 Target Companies    69

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Part 2 Subsidiaries    70
Part 3 JV Company    73
Schedule 2 The Bridge    74
Schedule 3 Allocation of the Purchase Price    75
Schedule 4 Intercompany Charges    76
Schedule 5 Seller Warranties    78
Schedule 6 Purchaser Warranties    106
Schedule 7 Tax    108
Schedule 8 DSM Protective Materials LLC Allocation Schedule    124
Schedule 9 Disclosed Information    125
Schedule 10 Limitations of Seller's Liability    126
Schedule 11 W&I Insurance Policy    131
Schedule 12 [Intentionally Omitted]    132
Schedule 13 Business Transfer Agreement    133
Schedule 14 Completion    143
Schedule 15 Share Transfer Instruments    146
Part 1 Dutch Deeds of Transfer    146
Part 2 US Membership Interests Transfer Instrument    152
Schedule 16 Overview of Guarantees and Indemnities    156
SCHEDULE 16.5 Third party consents    159
Schedule 17 Pension Arrangements    160
Schedule 18 Employees    164
Schedule 19 Employee Transfer Agreements    165
Schedule 20 Transitional Services Agreement    166
Schedule 21 Overview of Transferring IP Rights    201
Schedule 22 IP Transfer Deed    202
Schedule 23 DSM Trade Dress and House Style    206
Schedule 24 Permitted Actions    207
Schedule 25 Seller's Insurance Policies    209
Schedule 26 Intragroup Loans    210
Schedule 27 Licenses and Permits    211
Schedule 28 Greenville Expansion Property Diagram    222
Schedule 29 Greenville Transfer Agreement    223
Schedule 30 Biomedical IPR    227
Schedule 31 Interpretation    228
Annex 1 Structure Chart    259
Annex 2 Properties    224

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THIS AGREEMENT is made on June 23, 2022
BETWEEN:
(1)    KONINKLIJKE DSM N.V., a public limited liability company (naamloze vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, having its official seat (statutaire zetel) in Heerlen, with its registered office at Het Overloon 1, 6411TE Heerlen and registered with the Dutch Trade Register under number 14022069 (the "Seller"); and
(2)    AVIENT CORPORATION, a corporation incorporated under the laws of Ohio, registered with the Ohio Secretary of State under number 1181191 (the "Purchaser"); and,
(solely for purposes of Clause 2.1 and Clause 2.2),
(3)    FIBER-LINE INTERNATIONAL B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, having its official seat (statutaire zetel) in Leeuwarden, The Netherlands, with its registered office at Uranusweg 3, 8938 AJ Leeuwarden, The Netherlands and registered with the Dutch Trade Register under number 01105731, and wholly owned subsidiary of the Purchaser (the "Dutch Purchaser").
The Seller and the Purchaser are hereinafter also collectively referred to as the "Parties" and each individually as a "Party".
WHEREAS:
(A)    The Seller is the direct or indirect owner of all the issued and outstanding shares in the capital of DSM Protective Materials B.V. and DSM Protective Materials International B.V. as well as all issued and outstanding membership interests of DSM Protective Materials LLC (such entities together the "Target Companies" and each of them a "Target Company" and such shares and membership interests together the "Shares"). Legal title to the Transferring IP Rights is owned by DSM IP Assets B.V. or to a limited extent by other members of the Seller's Group or to a limited extent co-owned by them and third parties, and the beneficial ownership of certain of the Transferring IP Rights is owned by one or more members of the Target Group Companies. One or more members of the Seller's Group are the owners of the Transferring Activities.
(B)    The Seller wishes to sell, or procure the sale of, and the Purchaser and the Dutch Purchaser, as applicable, wishes to purchase, the Shares, the Transferring IP Rights and the Transferring Activities on the terms and subject to the conditions set out in this Agreement.
(C)    The Parties have complied with the provisions of the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2000 ter bescherming van de belangen van werknemers) and the Dutch Works Council Act (Wet op de Ondernemingsraden), to the extent applicable to such sale and transfer of the Shares, Transferring IP Rights and the Transferring Activities.
(D)    The Seller has received the Debt Commitment Letter duly executed by the Purchaser Lenders.
(E)    The Seller and the Purchaser have obtained all internal approvals required for the transactions contemplated by this Agreement.

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(F)    Consummation of the transactions contemplated by this Agreement is not subject to any conditions except for the Conditions. The Purchaser's obligation to consummate the transactions contemplated by this Agreement is not conditional upon the Purchaser's receipt of the proceeds of any financing or other funding, and the Purchaser acknowledges its obligation to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set out in this Agreement.
IT IS AGREED as follows:
1.    INTERPRETATION
1.1    Except to the extent the context indicates otherwise, the definitions and other provisions in Schedule 31 (Interpretation) apply throughout this Agreement (including the Schedules and Annexes to this Agreement).
1.2    In this Agreement, except to the extent the context indicates otherwise, a reference to a Clause, Schedule or Annex is a reference to a clause of or a schedule or annex to this Agreement. The Schedules and Annexes form part of this Agreement.
1.3    The headings in this Agreement do not affect its interpretation.
2.    SALE AND PURCHASE; PURCHASE PRICE
2.1    By this Agreement and subject to the terms and conditions of this Agreement, the Seller hereby acting on behalf of itself and the relevant members of the Seller's Group sells the Shares, the Transferring IP Rights and the Transferring Activities, for the avoidance of doubt excluding the Excluded Business and the Excluded Subsidiaries, to the Purchaser (or, with respect to the Shares of DSM Protective Materials B.V. and DSM Protective Materials International B.V. will be to the Dutch Purchaser), or one or more of its wholly owned subsidiaries, and the Purchaser (or, with respect to the Shares of DSM Protective Materials B.V. and DSM Protective Materials International B.V., the Dutch Purchaser), or one or more of its wholly owned subsidiaries, hereby purchases the same from the Seller or the relevant member of the Seller's Group.
2.2    Subject only to Completion occurring the Business, the Shares, the Transferring IP Rights and the Transferring Activities, for the avoidance of doubt excluding the Excluded Business and the Excluded Subsidiaries, shall be for the risk and benefit of the Purchaser (or, with respect to the Shares of DSM Protective Materials B.V. and DSM Protective Materials International B.V. will be to the Dutch Purchaser) as of the Effective Date. On Completion, the Shares and the Transferring Activities, together with all rights and obligations attached to them (including the right to receive dividends paid or declared on or after the Effective Date), shall be transferred (geleverd) to the Purchaser (or, with respect to the Shares of DSM Protective Materials B.V. and DSM Protective Materials International B.V. will be to the Dutch Purchaser) or one or more of its wholly owned subsidiaries.
2.3    In consideration of the transfer of the Shares, the Transferring IP Rights and the Transferring Activities, the Purchaser shall pay, pursuant to Clause 2.5, or cause to be

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paid, to the Seller on behalf of the relevant member of the Seller's Group, on the Completion Date:
(a)    EUR 1,380,300,000 (the "Base Purchase Price") which has been agreed taking into account the enterprise value to equity value bridge (the "Bridge") as attached as Schedule 2 (The Bridge); plus
(b)    an amount equal to EUR 207,000 multiplied by the number of days elapsed in the period from and including the Effective Date and up to and including the Completion Date (the "Additional Amount"); minus
(c)    an amount equal to the aggregate amount of any Leakage and any Additional Leakage, where the result of the foregoing shall be the "Purchase Price"; provided that, that portion of the Purchase Price allocated under Clause 2.4 to the membership interests in DSM Protective Materials LLC shall be converted to USD using the midpoint of the EUR-US exchange rate published by the ECB by the close of business on the fifth (5th) Business Day prior to the Completion Date in accordance with Clause 25.2.
2.4    Each of the Seller and the Purchaser hereby agree that the part of the Purchase Price that is allocated to the Transferring Activities and the remainder of the Purchase Price shall be allocated as set out in Schedule 3 (Allocation of the Purchase Price), subject to such adjustments as the Parties may agree from time to time.
2.5    On the fifth (5th) Business Day prior to Completion, the Seller shall deliver to the Purchaser a written statement setting out:
(a)    the Base Purchase Price; plus
(b)    the Additional Amount; minus
(c)    all items comprising Leakage, determined in accordance with Clause 2.6; plus
(d)    the Debt Repayment Amount,
where the result of the foregoing shall be the "Completion Amount" all expressed in Euro it being understood that the portion of the Base Purchase Price allocated under Clause 2.4 to the membership interests in DSM Protective Materials LLC shall be converted to USD using the midpoint of the EUR-US exchange rate published by the ECB by the close of business on the fifth (5th) Business Day prior to the Completion Date in accordance with Clause 25.2 and that portion of the Completion Amount shall be paid in USD (with the balance of the Completion Amount being paid in EUR) pursuant to Clause 5 (Completion) and Schedule 14 (Completion).
2.6    The Completion Amount shall be determined by the Seller acting in good faith, in accordance with this Agreement and for the purposes of Completion the Seller's determination shall be final and binding except to the extent of any manifest error. Such determination shall be without prejudice to the Purchaser's rights under this Agreement, including the right to recover Additional Leakage under Clause 2.8. The Leakage Amount determined by the Seller and included in the Completion Amount shall be calculated on an after-Tax basis and therefore be reduced by (i) the portion thereof

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which is actually deductible for corporate income tax purposes, multiplied by the applicable corporate income tax rates and (ii) the amount of VAT which is actually recoverable or actually offset-able by any Target Group Company in connection therewith.

2.7    The Purchaser acknowledges and agrees that the following, to the extent any of it actually relates to the period between the Effective Date up to Completion (the "Interim Period") or is paid, reimbursed, assumed or incurred (as the case may be) by the relevant Target Group Companies or the JV Company in the Interim Period, will not be treated as Leakage:
(a)    any amounts paid or payable by a Target Group Company or the JV Company to any member of the Seller's Group (i) in the ordinary course in respect of any Employee, whether relating to salary, the DSM executive short term incentive scheme, the DSM non-executive short term incentive scheme, the DSM Protective Materials sales incentive plans, other local bonus plans, or any other form of remuneration or incentive or any other costs and expenses related to such persons including pension contributions, other than the Excluded Employee Incentives, or (ii) as specifically contemplated in this Agreement, or (iii) to the extent such amount is recognised as a liability or a provision in the Accounts or (iv) to the extent such amount is deducted in the Bridge, or (v) to the extent such amount is incurred in the ordinary course and in accordance with the Business Plan or (vi) in satisfaction of obligations under any of the Continuing Agreements;
(b)    any amounts paid or payable by a Target Group Company to the Seller's Group's pension providers in respect of Employees or Former Employees in the ordinary course;
(c)    the transfer of the employment contracts of, and the assumption of the liabilities by any member of the Target Group in relation to, any Employee Transfer, including those contemplated under the Employee Transfer Agreements;
(d)    costs and expenses incurred in the ordinary course in connection with implementing any existing (as at the Signing Protocol Date) management equity plan, whether incurred directly by any Target Group Company or incurred by any member of the Seller's Group and recharged to any Target Group Company (for the avoidance of doubt, excluding any Excluded Employee Incentives);
(e)    any amounts paid by a Target Group Company to any member of the Seller's Group in respect of any Seller's Funding (including interest payments on existing loans and inhouse cash settlements);
(f)    any amounts paid or payable in the ordinary course by a Target Group Company to any member of the Seller's Group in respect of any amount of corporate income Tax or VAT actually attributable to a Target Group Company (or the income of a Target Group Company that under an applicable Tax law is disregarded as separate from any member of the Seller's Group) but paid or payable by any member of the Seller's Group as a result of any fiscal unity for any Tax purposes in which the relevant Target Group Company is included (or

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as a result of any Target Group Company under an applicable Tax law being disregarded as separate from any member of the Seller's Group);

(g)    any ordinary course insurance and self-insurance premiums and amounts related to insurance linked event paid or payable by a Target Group Company to any member of the Seller's Group pursuant to Clause 13 (Insurance);
(h)    any amounts paid or payable in the ordinary course by any Target Group Company to any member of the Seller's Group in respect of the items listed in Schedule 4 (Intercompany Charges) up to a maximum of 100% of the indicative amounts included therein, it being understood that to the extent the Completion Date is in the year 2023 the amounts in Schedule 4 (Intercompany Charges) shall apply for the calendar year 2022 and be increased by 5% for the part of the Interim Period falling in calendar year 2023;
(i)    any amounts paid or payable by any Target Group Company to any member of the Seller's Group in respect of reimbursing the out-of-pocket costs of transferring to and registering in the name of a Target Group Company the Transferring IP Rights as contemplated in Clause 12 (Intellectual Property Rights) including the re-imbursement of amounts paid by any member of the Seller's Group to any Governmental Authority or other third party to effect such transfer and registration;
(j)    any amounts paid or payable by any Target Group Company to any member of the Seller's Group (i) as specifically approved by the Purchaser in writing with reference to this Clause 2.7(j) or (ii) pursuant to any matter to the extent permitted under Schedule 24 (Permitted Actions);
(k)    any amounts paid or payable by a Target Group Company to any member of the Seller's Group by way of re-imbursement of any out-of-pocket costs incurred by any member of the Seller's Group in connection with actions taken at Purchaser's request in respect of the New Debt Financing including those actions contemplated in Clause 6.1 (New Debt Financing);
(l)    any amounts paid or payable by a Target Group Company to any member of the Seller's Group in accordance with the terms and conditions of the Employee Incentives;
(m)    payment of an amount equal to four million euros (EUR 4,000,000) by a Target Group Company to or for the account of the Greenville Property Seller (or another member of the Seller's Group) as payment of the purchase consideration for the Greenville Expansion Property pursuant to the Greenville Transfer Agreement; and
(n)    any amount of Tax paid or payable by any Target Group Company as a direct consequence of any of the matters referred to in paragraph (a) through (m) above, the amounts referred to in paragraphs (a) to (n) above (inclusive) together, without duplication, the "Permitted Leakage". The Parties agree (i) references in Permitted Leakage or Leakage to "paid" includes any payment effected by whatever means including by way of actual set-off or actual withholding, (ii) without prejudice to Clause

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2.7(h), Corporate Service Charges paid or payable by the relevant Target Group Companies in the Interim Period will be treated as Leakage and not Permitted Leakage, (iii) any Leakage amount that has been actually reimbursed prior to Completion to any of the Target Group Companies by any member of the Seller's Group shall not constitute Leakage and will be treated as Permitted Leakage (iv) any amounts specifically approved by the Purchaser as Permitted Leakage will be treated as Permitted Leakage, (v) to the extent any amount payable by any Target Group Company to any member of the Seller's Group is Permitted Leakage but is not actually paid before Completion, the relevant amount will still be payable by the relevant Target Group Company to the relevant member of the Seller's Group after Completion (and the fact that such payment was not effected prior to Completion will not constitute or imply a waiver by any member of the Seller's Group) and (vi) with respect to any item paid, reimbursed, assumed or incurred that relates to the period prior to the Interim Period, such items will only be treated as Permitted Leakage to the extent it was either accounted for (i) in the Accounts whether as a provision, liability, cost or otherwise or (ii) in the Employee Provision.
2.8    If and to the extent that the Purchaser, prior to nine (9) months after Completion, identifies that one or more amounts falling within the definition of Leakage (other than Permitted Leakage) has or have been incurred, paid, waived or assumed (as the case may be) by any Target Group Company, and such item was not taken into account in accordance with Clauses 2.3(c) and 2.5(c) (any such amounts together and determined on an after-Tax basis as contemplated by Clause 2.9 referred to as "Additional Leakage"), then the following shall apply:
(a)    any Additional Leakage of less than EUR 500,000, considering all items in aggregate, shall be disregarded and the Purchaser shall have no claim against the Seller in this respect, provided that if the Additional Leakage exceeds EUR 500,000 in aggregate, then the entire amount of Additional Leakage shall be recoverable and not merely the excess;
(b)    within the period ending nine (9) months after Completion, the Purchaser shall be entitled to deliver a written notice to the Seller setting out the Additional Leakage, together with reasonable evidence of the Additional Leakage (the "Additional Leakage Notice"). To the extent no Additional Leakage Notice is delivered within such nine (9) months period, then the amount of Leakage as determined by the Seller as specified in the Completion Amount shall be final and binding and the Purchaser shall have no further right to claim or recover any Additional Leakage;
(c)    within twenty (20) Business Days of receipt of the Additional Leakage Notice, the Seller shall be entitled to deliver a written notice to the Purchaser disputing the Additional Leakage (the "Leakage Dispute Notice"), in which case the Seller and the Purchaser shall negotiate in good faith to agree the Additional Leakage in dispute; and
(d)    to the extent no Leakage Dispute Notice is delivered within such period, then the Seller shall be deemed to have accepted the Additional Leakage Notice and Clause 2.9 shall apply. To the extent the Seller and the Purchaser do not agree on any one or more items of Additional Leakage within thirty (30) Business

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Days of delivery of the Leakage Dispute Notice, such dispute shall be settled by an independent expert (the "Independent Expert") subject to the following:
(i)    each of the Seller and the Purchaser shall be entitled to nominate a reputable firm of registered accountants (register accountants) in The Netherlands and with international standing to be the Independent Expert (the "Nominee");
(ii)    if the Purchaser or the Seller agree to such Nominee, such Nominee shall be the Independent Expert; if the Seller and the Purchaser do not agree the Nominee within five (5) Business Days of nomination, they shall each be entitled to request the President of the Dutch Institute of Registered Accountants (Nederlands Instituut voor Register Accountants) to nominate a reputable firm of registered accountants (register accountants) in The Netherlands of international standing to be the Independent Expert and the Seller and the Purchaser shall appoint such person as the Independent Expert;
(iii)    the Independent Expert shall be entitled to determine the procedure applicable to its determination;
(iv)    the Independent Expert shall act as expert and not as arbitrator;
(v)    the Independent Expert shall determine the dispute by means of a binding advice (bindend advies) applying the terms of this Agreement; and
(vi)    the Independent Expert shall determine if and to which extent each of the Parties shall bear the costs of the Independent Expert, on the basis of his determination of the disputed Additional Leakage and the extent to which this deviates from the Additional Leakage as calculated by such Party.
2.9    If any Additional Leakage agreed or finally determined in accordance with this Agreement is to be paid to the Purchaser, it shall be paid within ten (10) Business Days of agreement or final determination in accordance with this Agreement, on an after-Tax basis and therefore be reduced by (i) the portion thereof which is actually deductible for corporate income Tax purposes, multiplied by the applicable corporate income Tax rates and (ii) the amount of VAT which is actually recoverable or offset-able by any Target Group Company in connection therewith, and free and clear from all deductions or withholdings whatsoever, except as required by law or as provided for in this Agreement, by the Seller or the relevant member of the Seller's Group that received such Additional Leakage. For the avoidance of doubt, the Seller shall not be liable and shall have no obligation to reimburse the Purchaser in respect of:
(a)    any Permitted Leakage; or
(b)    any Leakage or Additional Leakage first notified after the expiry of nine (9) months after the Completion Date.

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3.    REPAYMENT OF SELLER'S FUNDING AND SELLER'S GROUP TAX RECEIVABLE/PAYABLE
3.1    The Seller shall procure that the relevant Target Group Companies repay or settle in full immediately prior to Completion all outstanding amounts owing to any member of the Seller's Group under:
(a)    any Seller's Group Tax Receivable, including any preliminary determination thereof; and
(b)    any indebtedness of the Target Group Companies to any member of the Seller's Group, including any indebtedness in respect of the Intragroup Loans and the IHC, and including any ordinary course interest (both on an interim basis and on the termination date) on any such indebtedness ("Seller's Funding"), provided that, to the extent the Seller is unable to so repay or settle in full any such outstanding amount because it exceeds the amount of cash of the Target Group Companies as of immediately prior to Completion and any applicable set-off pursuant to Clause 3.2 (such excess, the "Debt Repayment Amount"), the Purchaser shall procure that the relevant Target Group Companies are sufficiently funded in cash at Completion to repay or settle in full on Completion any Debt Repayment Amount.
3.2    The Seller shall pay, or shall procure that the relevant member of the Seller's Group shall pay, immediately prior to or at Completion all outstanding amounts owed by any member of the Seller's Group to the Target Group Companies at the Completion Date under:
(a)    any Seller's Group Tax Payable, including any preliminary determination thereof; and
(b)    any indebtedness of any member of the Seller's Group to any Target Group Company, including any indebtedness in respect of the IHC and any interest accrued on any such indebtedness up to and including the Completion Date.
3.3    The balances contemplated in Clauses 3.1 and 3.2 shall as far as possible be settled by set-off against each other (but not against any other amounts), it being understood that the balances in the cash pool "DSM (China) Ltd. Settlement" must be settled in China and therefore will only set off with each other and not with balances in the cash pool "In-House Cash DSM Finance B.V. Settlement" with DSM Finance B.V. as counterparty. The net balances after applying such set-off shall be settled under Clauses 3.1 and 3.2 without any further deduction, withholding or set-off from any cause of action howsoever arising (verrekening) or any suspension (opschorting) of any kind.
3.4    Without prejudice to Clause 3.1 or 3.2, to the extent the balances contemplated in Clauses 3.1 and 3.2 are not actually settled at or before Completion pursuant to the foregoing the Seller (in respect of itself and the other members of the Seller's Group) and the Purchaser (in respect of itself and the members of the Target Group) shall procure that such remaining balances are settled promptly after Completion.
3.5    Each time a currency conversion needs to be performed to EUR from another foreign currency, such conversion is to be made using the midpoint of the relevant EUR

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exchange rate published by the ECB by the close of business on the fifth (5th) Business Day prior to the date on which such conversion is to be made, in accordance with Clause 25.2. The Debt Repayment Amount shall be settled in EUR save for the net balance on the IHC cash pool "DSM (China) Ltd. Settlement" which shall be settled in China and in CNY.

3.6    For the avoidance of doubt, the Parties acknowledge and agree that the amounts contemplated in Clauses 3.1(b) and 3.2(b) shall exclude any payables and receivables arising in the ordinary course of trading between any member of the Seller's Group on the one hand and any member of the Target Group on the other, which will be settled as per their normal trading terms and may therefore remain outstanding at the Completion Date.
4.    CONDITIONS TO COMPLETION AND TERMINATION RIGHTS
Conditions
4.1    Completion of the sale and transfer of the title to the Shares, the Transferring Activities and the Transferring IP Rights is only conditional on satisfaction or waiver in accordance with this Agreement of the following conditions precedent (opschortende voorwaarden):
(a)    all notifications, filings and applications with the Competition Authorities in connection with the transactions contemplated by this Agreement (the "Merger Control Filings") have been made, and each Competition Authority, to the extent required by applicable law before Completion, has either:
(i)    taken a decision that the transactions contemplated by this Agreement do not give rise to a concentration falling within the scope of the relevant competition laws; or
(ii)    approved, or is deemed to have approved in accordance with the relevant competition or foreign investment laws, the transactions contemplated by this Agreement and any applicable waiting periods having expired or being terminated (including by providing guidance that the relevant laws are not applicable to the transactions contemplated by this Agreement or confirming no further action will be taken under the relevant laws); or
(iii)    not taken a decision within the time limits as set by the relevant competition or foreign investment laws, if such failure constitutes an automatic approval of the transactions contemplated by this Agreement under the relevant competition laws; or
(iv)    shall have referred the matter to any other competent Governmental Authority in accordance with the relevant competition or foreign investment laws and clearance subsequently shall have been given by that other competent Governmental Authority in accordance with Clauses 4.1(a)(i), 4.1(a)(ii) or 4.1(a)(iii),
(the "Competition Condition"); and
(b)    Seller having complied in all material respects with Clause 6.1.

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4.2    The Competition Condition is for the benefit of both the Seller and the Purchaser and may not be waived. The condition included in Clause 4.1(b) is for the benefit of the Purchaser and may only be waived by the Purchaser at its sole discretion. The conditions included in Clause 4.1 are collectively referred to as the "Conditions".
Competition and Foreign Investment Law Matters
4.3    Without prejudice to Clause 4.4, the responsibility for the preparation and filing of all Merger Control Filings and the conduct of proceedings before the Competition Authorities rests with the Purchaser where the relevant competition or foreign investment laws require Purchaser to make the Merger Control Filing. The Purchaser agrees with the Seller that each member of the Purchaser's Group shall:
(a)    no later than fifteen (15) Business Days after the Signing Protocol Date, file the complete (other than with respect to any requirement to include a fully executed copy of this Agreement, which shall nevertheless be included as promptly as practicable) relevant Merger Control Filings with each relevant Competition Authority;
(b)    subject to the relevant members of the Seller's Group and the Target Group Companies delivering to the Purchaser or its legal counsel all information in their possession and reasonably required in order to answer any questions raised by any Competition Authority in connection with any Merger Control Filing, supply as promptly as practicable and in any event within any deadline applicable by law to such questions, any additional information and documentation that may be requested by any Competition Authority in connection with any Merger Control Filings and generally take such steps as may be necessary to achieve satisfaction of the Competition Condition as soon as possible after the Signing Protocol Date and, in any event, use its reasonable best efforts to cause the Competition Condition to be satisfied with sufficient time to allow the Marketing Period to expire, assuming compliance by Seller with its obligations in Clause 6.1 prior to such time, prior to the Drop Dead Date;
(c)    request "early termination" of the waiting period under the HSR Act, if available;
(d)    without exception, satisfy and procure that from Completion each member of the Purchaser's Group shall satisfy any and all obligations, undertakings and/or conditions imposed by any Competition Authority (or give written undertakings, in a form to the satisfaction of the relevant Competition Authority, to do so), including any requirement to set apart and/or dispose of any assets, businesses and/or any Target Group Company or any Transferring Activities, in each case conditioned upon Completion, it being understood that the same shall not reduce the Purchase Price or change any of the terms of this Agreement;
(e)    not make or agree to make and procure that each member of the Purchaser's Group shall not make or agree to make any acquisition or investment or enter into any other transaction or undertake any other action which is reasonably likely to delay, impede or prejudice the fulfilment of the Competition Condition as soon as practicable after the date of this Agreement; without limitation to the foregoing, the Purchaser covenants and undertakes to the Seller to procure that there shall be no direct or indirect issue or transfer of any equity or equity-
related securities in any member of the Purchaser's Group until after Completion, except to the extent the same would not trigger any change of

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control or otherwise might affect filings made or to be made under any relevant competition or foreign investment law;

(f)    keep the Seller's Lawyers regularly, adequately and promptly informed on the status and progress of the relevant notifications with the Competition Authorities (including, where necessary, seeking to identify appropriate commitments to address any reasonable concerns identified by any Competition Authority) and to discuss with the Seller's Lawyers the scope and timing of any such commitments so as to enable the Seller's Lawyers (i) to regularly review and monitor the progress of the Purchaser's compliance with this Clause 4.3 and (ii) to provide information and documents as referred to in Clause 4.4, with a view to obtaining clearance from any Competition Authority at the earliest reasonable opportunity;
(g)    not agree to any undertakings towards any Competition Authority or any proposed order of any Competition Authority or take any other material action to address any concerns raised by any Competition Authority without first consulting with the Seller's Lawyers in order to give the Seller and/or the Seller's Lawyers the right and opportunity to review and comment before a final decision is reached in respect of any such undertaking, order or action;
(h)    give the Seller's Lawyers reasonable notice of and opportunity for it or any of its Representatives to attend all material meetings and be present during all material telephone calls with each Competition Authority (save to the extent that the relevant Competition Authority expressly requests that the Seller or its Representatives should not be present or represented at the meeting or part(s) of the meeting) and to make oral submissions at the meetings (or in telephone or other conversations) in consultation with the Purchaser;
(i)    cooperate in good faith with the Seller's Lawyers and to provide the Seller or the Seller's Lawyers with drafts of all material written communications intended to be sent to any Competition Authority, give the Seller's Lawyers the right and a reasonable opportunity to review and to comment on them and provide the Seller with final copies of all such communications, it being understood that (i) reasonable comments made by the Seller or the Seller's Lawyers, to the extent they relate to any of the Target Group Companies or any part of their business or any of the Transferring Activities, shall be reasonably adopted by the Purchaser in the relevant communication, and (ii) to the extent such communication relates to the market definitions used, the same shall be approved in advance by the Seller or the Seller's Lawyers, which approval shall not be unreasonably withheld or delayed;
(j)    bear all costs, fees and expenses associated with all Merger Control Filings and with procuring satisfaction of the Competition Condition, including any fees charged by any Competition Authority (except to the extent these relate to fines or penalties charged as a result of Seller's or its Affiliates or Representatives conduct or inaction), as well as all the reasonable costs and fees of any of the Target Group Entities, but excluding all internal overhead costs incurred by any

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member of the Seller's Group and excluding the fees of the legal counsel to the Seller's Group; and

(k)    as soon as practicable after becoming aware of a fact or circumstance that is reasonably likely to prevent the Competition Condition being satisfied, inform the Seller or the Seller's Lawyers of the matter and keep the Seller or the Seller's Lawyers apprised of the status of matters relating thereto, provided, however, that nothing herein shall require the Purchaser or its Representatives to provide the Seller or its Representatives with any information the provision of which would violate applicable law (including competition and foreign investment laws) or cause forfeiture of attorney/client privilege or an attorney work-product privilege or that the Purchaser or its Representatives deem competitively sensitive or otherwise confidential (it being understood such privileged, sensitive or confidential information shall still be provided to Seller's Lawyers on the terms contemplated in Clause 4.7).
4.4    Without prejudice to the Purchaser's obligations set out in Clause 4.3, the Seller shall, and to the extent within its powers to do so shall cause each member of the Seller's Group and each of the Target Group Companies and the JV Company to:
(a)    cooperate in good faith with and assist the Purchaser in procuring the satisfaction of the Competition Condition by providing the Purchaser upon reasonable request and in good faith with the information and documents reasonably required for the purpose of making or supplementing the Merger Control Filings and/or for answering any questions raised by any Competition Authority within the time frames agreed in this Agreement, provided that neither the Seller nor any member of the Seller's Group nor any Target Group Company shall be required to take any action that would constitute a breach of law or contract;
(b)    make, or cause to be made, as promptly as practicable but in no event later than ten (10) Business Days following the Signing Protocol Date, the notification and report form required under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice and, thereafter, furnish as promptly as reasonably practicable any supplemental information requested in connection therewith by any governmental authority pursuant to the HSR Act; and
(c)    request "early termination" of waiting period under the HSR Act, if available.
4.5    If any Competition Authority indicates, formally that an approval, consent, clearance or decision permitting Completion of the Transaction is (or is likely to be) granted only subject to compliance with certain additional conditions and/or commitments, including any condition, obligation or undertaking related to the conduct of any part of the Business after Completion and/or the disposal of any part of the Business, any Target Group Company, any Transferring Activities or any Transferring IP Rights or any assets or businesses of any Target Group Company, the Purchaser shall, and shall cause the Purchaser's Group:
(a)    to promptly offer (and not withdraw) such commitments to the relevant Competition Authority as may be deemed necessary by the Purchaser in order

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to obtain such approval, consent, clearance or decision permitting Completion of the Transaction from the relevant Competition Authority as soon as reasonably possible, in each case, conditioned upon Completion; and

(b)    if the relevant Competition Authority indicates formally that the offer made under sub-Clause 4.5(a) is not sufficient, to promptly make such further or better offers (and not withdraw such offers), to modify its commitments as necessary to satisfy such Competition Authority such that it obtains the necessary approval, consent, clearance or decision permitting Completion from the relevant Competition Authorities as soon as reasonably possible, in each case, conditioned upon Completion; provided that, nothing in this Agreement shall prevent Purchaser or its Affiliates from reasonably contesting any decision of a Competition Authority in good faith, provided that the Purchaser adheres to its obligations under Clause 4.3 to ensure the Competition Condition to be satisfied with sufficient time to allow the Marketing Period to expire, assuming compliance by Seller with its obligations in Clause 6.1 prior to such time, prior to the Drop Dead Date.
Any such disposition of assets or businesses or behavioural remedies shall have no impact on the Purchase Price, and any costs or expenses related to any disposition of assets or businesses and/or to any such other remedies shall be for the Purchaser's sole risk and account.
Disclosure and other matters
4.6    In relation to all disclosures under this Clause 4 (Conditions to Completion and Termination Rights), information identifying individuals and business secrets and other confidential material (including material which must be kept confidential under any applicable law or at the direction of any applicable Governmental Authority) may be redacted by the Seller or Purchaser as the relevant disclosing Party so long as that Party acts reasonably in identifying such material for redaction provided that such information will then be provided to the other Party's lawyers on a confidential counsel to counsel basis such that they shall not disclose any such information to the Seller or the Purchaser (as the case may be) or any of their respective Affiliates.
4.7    In the event that the Purchaser elects not to make a filing to any Governmental Authority (whether relating to competition law or otherwise) in any jurisdiction where it is determined at any time after the Signing Protocol Date that any such filing should have taken place, such election will be at the sole risk of the Purchaser and the Purchaser must bear all costs, penalties, fines and liabilities of any other nature whatsoever (in each case, whether imposed on the Purchaser, the Seller or the any of the Target Group Companies) in relation to not making any such filing. The Purchaser hereby indemnifies and agrees to keep indemnified each member of the Seller Group against, all liabilities, costs, damages, penalties and fines (including penalties and fines imposed on any member of the Seller's Group) resulting from failure to make (either at all or in a timely and correct manner) any pre-notification, notification, filing or submission to any Governmental Authority pursuant to any law applicable to the transactions contemplated in this Agreement or resulting from failure to obtain, either at all or in a correct manner, before or after Completion any approval, consent or clearance required from any Governmental Authority pursuant to any law applicable to the transactions contemplated by this Agreement except in all cases to the extent any such failure is the

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direct result of a breach by the Seller of its obligations under this Agreement or as a result of the Seller or any of its Representatives providing inaccurate information to the Purchaser.

4.8    The Purchaser shall not, with respect to the transactions contemplated by this Agreement, make any filing with any Governmental Authority, other than the Competition Regulators, pursuant to any applicable competition or foreign investment law, which is not required in order to fulfil the Competition Condition without prior discussion with and consent (which consent shall not unreasonably be withheld, conditioned or delayed) from the Seller as to the making of such filing and its form and content; provided that, Clauses 4.1(a), 4.3, 4.4 and 4.5 shall apply mutatis mutandis to any filing made with the Competition Regulators.
4.9    If, at any time, either the Purchaser or Seller becomes aware of a fact or circumstance that is reasonably likely to prevent any of the Conditions being satisfied, it shall promptly inform the Seller or Purchaser, as the case may be, of the matter and keep the Seller or Purchaser, as the case may be, apprised of the status of matters relating thereto.
Termination Rights
4.10    If the Conditions are not fulfilled or waived in accordance with this Agreement, or the Conditions become incapable of ultimately being so fulfilled or waived, on the date that is twelve (12) months after the Signing Protocol Date (the "Drop Dead Date"), and the Marketing Period, if commenced, has ended, the Seller, provided it is not in material breach of its obligations under Clause 4, may resolve to terminate this Agreement by giving written notice thereof to the Purchaser or the Purchaser, provided it is not in material breach of its obligations under Clause 4, may resolve to terminate this Agreement by giving written notice thereof to the Seller. Any such termination shall be without prejudice to a Party's accrued rights and obligations.
5.    COMPLETION
5.1    Unless agreed otherwise between the Parties and subject to the Conditions continuing to be satisfied (or, where permitted, waived), Completion shall take place at the offices of the Seller's Lawyers on the first Business Day of the month immediately following the month in which the CP Satisfaction Date falls, provided, however, such date for Completion is at least ten (10) Business Days after the CP Satisfaction Date, and if not then on the first Business Day of the next month provided further but in no event will Completion occur prior to 12:01 A.M. Eastern Time on such date; provided further, that if the Marketing Period has started but not ended as of the above referenced time, Completion will occur on the earlier of (a) a date (which may only be the first Business Day of a month) during the Marketing Period specified by Purchaser in writing on no fewer than ten (10) Business Days' notice to Seller and (b) the first Business Day of the next month following the last day of the Marketing Period provided, however, such date for Completion is at least ten (10) Business Days after the last day of the Marketing Period, and if not then on the first Business Day of the next month.
5.2    On the Employee Transfer Date (as defined in the Employee Transfer Agreement), the Seller shall procure that (i) DSM NL Services B.V. and DPM Services and (ii) DSM Executive Services B.V. and DPM Services sign an Employee Transfer Agreement

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each substantially in the agreed form set out in Schedule 19 (Employee Transfer Agreement).

5.3    At or prior to Completion, the relevant Parties must do, or procure to be done, those things respectively listed in relation to it or its Affiliates in Schedule 14 (Completion) in the order in which they are required to be carried out pursuant to that Schedule.
5.4    The Purchaser is aware that the Notary is a civil law notary with the Seller's Lawyers. The Purchaser is aware of the provisions of the Ordinance Interdisciplinary Cooperation (Verordening Interdisciplinaire Samenwerking) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie). The Purchaser acknowledges and agrees that the Notary shall execute the Deeds of Transfer and shall perform certain activities relating to Completion and that nevertheless the Seller's Lawyers may advise and act on behalf of the Seller with respect to this Agreement, any related agreements and/or any disputes related to or resulting from this Agreement and/or any related agreements.
5.5    No Party shall be obliged to complete the sale and transfer of the title to the Shares, the Transferring Activities and the Transferring IP Rights unless all of the obligations of the respective other Parties which are to be performed on Completion are performed on the same date and in accordance with the terms of this Agreement, and if, for any reason, the Seller or the Purchaser fails to comply with any of its obligations set out in Schedule 14 (Completion), then the non-defaulting Party shall be entitled (in addition to and without prejudice to other rights and remedies available), by written notice to the Party in default on the original date set for Completion in Clause 5.1, to:
(a)    defer Completion to a new date being a Business Day not more than ten (10) Business Days after the original date and time set for Completion in Clause 5.1; or
(b)    proceed to Completion as far as practicable (without limiting its rights under this Agreement); or
(c)    in the event of the Purchaser's failure to comply with its obligations to pay the Completion Amount as referred to in Schedule 14 (Completion), unless remedied by Purchaser within two (2) Business Days of such failure to comply, terminate this Agreement with immediate effect.
6.    PRE-COMPLETION
New Debt Financing
6.1    Without prejudice to the Purchaser's obligations to fund the Completion Amount, in the period prior to Completion the Seller shall use reasonable best efforts to, and shall cause its Affiliates and their personnel and representatives (including legal and accounting representatives) to use reasonable best efforts to, procure that, to the extent reasonably necessary or customary, enable the Purchaser to comply with its obligations under this Agreement to satisfy the remaining conditions precedent to closing set out in the New Finance Documents, or the arrangement of any (additional) financing by the Purchaser in relation to the transactions contemplated by this Agreement, including putting in place liquidity support arrangements for the Target Group Companies

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replacing the IHC (the "New Debt Financing"), by providing the Purchaser and its Representatives, at the Purchaser's cost and expense:

(a)    reasonable access to the senior management team of the Target Group Companies, with appropriate seniority and expertise, at reasonable times and upon reasonable notice, to assist in preparation for and participate in a reasonable number of management and other meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the New Debt Financing), due diligence sessions, drafting sessions, road shows or rating agency presentations in connection with the New Debt Financing or any debt being issued in lieu of all or a portion of the New Debt Financing, as well as access to the properties and the books and records of the Target Group Companies at such times during normal business hours on any Business Day as may be convenient to the Seller;
(b)    provision of such information regarding the businesses and affairs of the Target Group Companies as is readily available and which the Purchaser may reasonably require in order to comply with its obligations under this Agreement or as may be reasonably necessary or customary in connection with New Finance Documents and the arrangement of any New Debt Financing, including:
(i)    (1) furnishing the Purchaser and the New Debt Financing Sources as promptly as practicable with (A) the audited combined balance sheets and related statements of income and cash flows of the Business for the year ending 31 December 2021 and if the Completion Date is after 31 March 2023, 31 December 2022 (the "Annual Financial Statements"), prepared at the Purchaser's expense (provided that the Seller will keep the Purchaser reasonably informed of such expenses), accompanied by the audit report thereon of KPMG, and (B) unaudited combined balance sheets and related statements of income and cash flows of the Business for any subsequent financial quarter and the portion of the fiscal year through the end of such quarter to end at least forty-five (45) days prior to the Completion Date, together with all related notes and schedules thereto, prepared at the Purchaser's own expense (the "Interim Financial Statements"), reviewed by KPMG, as provided in AU-C-930 under the standards of the AICPA, and in the case of clauses (A) and (B) prepared in accordance with IFRS or GAAP and in compliance with Regulation S-X, (2) furnishing the Purchaser and the New Debt Financing Sources, at the Purchaser's expense, as promptly as practicable with all other readily available financial information (including drafts of the Annual Financial Statements and Interim Financial Statements) relating to the Business and reasonably necessary to allow the Purchaser to prepare pro forma financial statements (including for the most recent four fiscal quarter period ended at least forty-five (45) days prior to the Completion Date) in accordance with IFRS or GAAP and Regulation S-X, in each case to the extent the same is of the type and form required to be included in a prospectus for an offering of securities by the Purchaser registered under the Securities Act, or otherwise reasonably necessary to receive from the independent auditors of the Seller (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included

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in such prospectus) customary "comfort" (including "negative assurance" comfort) with respect to the financial information of the Business to be included in such prospectus (for the avoidance of doubt such "comfort" from the independent auditors of the Seller being limited to the Annual Financial Statements and the Interim Financial Statements or information derived therefrom), and (3) using reasonable best efforts to cause KPMG to furnish consents for use of their audit report concerning the Annual Financial Statements in any customary materials relating to the New Debt Financing or any debt being issued in lieu of all or a portion of the New Debt Financing (the authorization letters referred to below, the draft comfort letters referred to below and all information specified in this sub-clause (i), the "Required Information");

(ii)    customary and readily available information to the extent requested by the Purchaser and the New Debt Financing Sources to prepare customary prospectuses, lender presentations, roadshow presentations or memoranda, private placement memoranda, bridge teasers, syndication memoranda, bank information memoranda and similar documents and rating agency presentations reasonably required in connection with the New Debt Financing or any debt being issued in lieu of all or a portion of the New Debt Financing, including providing records, data or other information readily available and reasonably necessary to support any statistical information or claims relating to the Business appearing in the aforementioned materials and allowing the Purchaser to prepare any financial projections which are conditions to the availability of the New Debt Financing and rating agency presentations;
(iii)    disclosing customary information (by posting such information on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means) identified by the Purchaser relating to the Business or the Target Group Companies for purposes of permitting such information to be included in marketing materials or memoranda for the New Debt Financing (or any debt being issued in lieu of all or a portion of the New Debt Financing) to be provided to potential investors who do not wish to receive material non-public information with respect to the Seller and its Affiliates;
(iv)    using reasonable best efforts to cause the independent auditors of the Seller to furnish the Purchaser and the New Debt Financing Sources promptly with drafts of customary comfort letters that the independent auditors of the Seller (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) are prepared to deliver upon "pricing" of any debt being issued in lieu of all or a portion of the New Debt Financing and to cause such independent auditors to deliver such comfort letters upon the "pricing" of any such debt securities;
(v)    executing and delivering the definitive agreements with respect to the New Debt Financing commitments (such definitive agreements being

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referred to as the "New Debt Financing Agreements") and any other credit agreements, indentures, notes, guarantees, pledge and security documents, including blocked account and control arrangements, hedging arrangements, other definitive financing documents and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by the Purchaser or the New Debt Financing Sources, in each case to the extent (i) such documents are required to be delivered in connection with the authorization of the New Debt Financing or any debt being issued in lieu of all or a portion of the New Debt Financing and the New Debt Financing Agreements and the execution and delivery of the New Debt Financing Agreements in anticipation of Completion, (ii) such documents are subject to Completion occurring or only with effect from Completion and (iii) do not result in any costs or Liabilities for any member of the Seller's Group;

(vi)    promptly, and in any event no later than three (3) Business Days prior to Completion, providing all available documentation and information that any lender, provider or arranger of any New Debt Financing or trustee for the debt securities has reasonably requested at least ten (10) Business Days prior to the Completion Date in connection with such New Debt Financing or debt securities under applicable "know your customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act; and
(vii)    delivering such other information as reasonably requested by the Purchaser or the New Debt Financing Sources required for the satisfaction on a timely basis of all the conditions precedent to the New Debt Financing; and
(c)    all reasonable cooperation including:
(i)    taking reasonable steps to facilitate the granting of guarantees and the pledging, granting of security interests in, and otherwise granting of liens on, the assets of the Target Group Companies, the JV Participation or the Business which are conditions to the availability of the New Debt Financing pursuant to customary guarantee, pledge and security agreements to be effective from and after the Completion Date and without resulting in any costs or Liabilities for any member of the Seller's Group not subject to reimbursement or indemnification hereunder;
(ii)    providing customary authorization letters to the New Debt Financing Sources authorizing the distribution of information to prospective lenders;
(iii)    supplementing the Required Information on a reasonably current basis to the extent that any such Required Information, to the knowledge of the Seller, when taken as a whole and in the light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading;

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(iv)    consenting to the reasonable use of all of the Business' logos, names and trademarks (for the avoidance of doubt excluding "DSM" and the DSM Logo and in accordance with Clause 12 (Intellectual Property Rights)) in connection with the syndication of the New Debt Financing; provided that such logos, names and trademarks shall be used solely in a manner that is not in-tended or reasonably likely to harm or disparage the Business, the Seller or its Affiliates, or their respective reputation or goodwill;
(v)    taking the relevant resolutions authorizing the entering into of any documentation relating the New Debt Financing, but only with effect from Completion;
(vi)    amending the articles of association of the relevant Target Group Company, but only with effect from Completion; and
(vii)    providing customary payoff or release letters with respect to any indebtedness creating any Encumbrances on the Shares or assets of the Business or the Target Group Companies, to the extent reasonably requested by the Purchaser, but only with effect from the Completion, provided that:
(d)    prior to being granted any such access or cooperation the Purchaser must notify the Seller of the purpose of the request and the extent of access, information and/or cooperation requested;
(e)    the access, information and/or cooperation requested must not unreasonably disturb or interfere with the normal operations of the Target Group Companies or breach any applicable laws or regulations;
(f)    the access, information and/or cooperation requested must not require the disclosure of any personal data or commercially sensitive information;
(g)    the Purchaser and its Representatives must comply with all applicable security, health and safety and other requirements communicated to them;
(h)    the Purchaser shall not have the right to perform or conduct sampling or testing activities at, in, or underneath any of the properties occupied by any member of the Target Group or related to the Business;
(i)    the Purchaser shall have no rights under this Clause 6.1 whilst it is in material breach of this Agreement;
(j)    nothing in this Clause 6.1 will require any member of the Seller's Group or any Target Group Company to incur any Liability prior to Completion (and in case of any member of the Seller's Group, also not after Completion) or to take any action which may prejudice the Seller's rights or position under this Agreement;
(k)    nothing in this Clause 6.1 will require (i) any member of the Seller's Group or any Target Group Company to do anything in breach of any existing agreements, including any existing financing arrangements; (ii) any such cooperation or

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action to the extent that it would create an obligation to provide any financial statements other than the Annual Financial Statements or the Interim Financial Statements or any other statements that may be readily available to the Seller (and Seller's obligation to deliver financial statements (including the timing thereof) shall be governed solely by Clause 6.1(b)(i)((1) and (2)); (iii) any such cooperation or action to the extent that it would impose any personal liability on the officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other representatives of Seller or any of its Affiliates; (iv) any such cooperation or action to the extent that it would provide access to or disclose information that Seller or its Affiliates reasonably determines would jeopardize any attorney-client or similar privilege of Seller or such Affiliates; or (v) any such cooperation or action to the extent that it would require Seller, its Affiliates or any Representative thereof to deliver or cause to be delivered any opinion of counsel in connection with the New Debt Financing (or any debt being issued in lieu of all or a portion of the New Debt Financing);

(l)    authorization letters shall contain customary language which shall exculpate Seller and its Representatives and Affiliates with respect to any Liability related to or responsibility for the contents of such information or related offering and marketing materials by the recipients thereof; and
(m)    the Purchaser acknowledges and agrees that any information provided to it, its Affiliates or any of their respective representatives or advisers under this Clause 6.1 is subject to the terms of the Confidentiality Agreement and Clause 21 (Confidentiality).
Despite anything to the contrary, the failure of the Seller to comply with this Clause 6.1 shall not give rise to the non-satisfaction of the condition precedent set forth in Clause 4.1(b) or a termination right pursuant to Clause 4.10 unless the Purchaser fails to obtain the financing contemplated in the New Financing Documents as a result of a breach of the obligations of Seller under this Clause 6.1 of which the Purchaser has sent notice to the Seller and the Seller has failed to remedy as promptly as practicable such breach.
Ordinary Course
6.2    Subject to Clause 6.4 and all applicable laws, the Seller shall and shall procure that the members of the Seller's Group, the Target Group Companies and, to the extent within its control, the JV Company shall, in the period between the Signing Protocol Date and Completion, run the Business in all material respects in the ordinary course consistent with past practice.
6.3    Subject to Clause 6.4 and all applicable laws, the Seller shall ensure that, except (i) with the written consent of the Purchaser (which shall not be unreasonably withheld, conditioned or delayed and shall in any event be deemed to be given if after due notice no response is received within five (5) Business Days of a written request delivered by the Seller), (ii) to the extent explicitly set out in Schedule 24 (Permitted Actions) or elsewhere in this Agreement, (iii) to comply with any existing obligation as Fairly Disclosed in the Disclosed Information prior to the Signing Protocol Date, or (iv) in accordance with Clause 12, no Target Group Company, the JV Company (to the extent within the Seller's control) nor any Selling Entity, shall during the period between the Signing Protocol Date and Completion:

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(a)    allot, issue, redeem or repurchase any share capital or membership interest or grant any option over or other right to subscribe for or create any other Encumbrance over any share capital or membership interest (including any profit participation rights, options, warrants or rights to purchase) of the Target Group Companies or the JV Company;
(b)    (i) create any Encumbrance over the shares of the Target Group Companies or the JV Participation or (ii) create any Encumbrance other than a Permitted Encumbrance over revenues or assets of the Business, the Transferring Activities, Target Group Companies or the JV Company;
(c)    incur any capital expenditure on behalf of the Business, Target Group Companies or the JV Company that exceeds an amount of EUR 1,500,000, except for any capital expenditure which is specified in the Business Plan or Fairly Disclosed, or fail to make any capital expenditure specified in the Business Plan or Fairly Disclosed;
(d)    lend any money of the Business, Target Group Company or the JV Company to a third party, except for third party trade debtors arising in the ordinary course;
(e)    borrow any money other than (i) from third party trade creditors or other borrowings arising in the ordinary course (including any intercompany borrowings made available from time to time by the Seller's Group or other routine drawings under Fairly Disclosed credit facilities in the ordinary course) or (ii) any overdrafts under the IHC;
(f)    other than in the ordinary course of business give any guarantee, indemnity, or otherwise agree to secure an obligation of any person other than any Target Group Company, in each case other than for the benefit of any Target Group Company;
(g)    (i) make any change (other than immaterial changes) in the nature or organization of the Business, Target Group Company or the JV Company or discontinue or cease to operate all or a part of their (respective) businesses, or (ii) acquire or dispose of any business or other material assets (other than the procurement or sale of products in the ordinary course) of the Business, Target Group Company or the JV Company, whether in a single transaction or by way of a series of transactions, having in the case of all such transactions or disposals an aggregate value in excess of EUR 1,500,000;
(h)    settle or enter into any litigation, arbitration or similar proceedings (other than relating to debt collection in the ordinary course of business or protective measures against any third party infringements of any Group Company's Intellectual Property Rights) where the amount in dispute exceeds EUR 1,500,000;
(i)    cancel, terminate or materially modify any insurance policy (including the Seller's Insurance Policies), or omit to take any action to the extent the same would reasonably be expected, to adversely affect the insurance cover that a Target Group Company or the JV Company would otherwise have in the period between the Signing Protocol Date and Completion;

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(j)    enter into any transaction which affects the legal status of any Target Group Company or the JV Company, take any action to procure a legal merger, legal demerger, insolvency, bankruptcy, dissolution or liquidation of any Target Group Company or the JV Company or amend in any material respect the Organisational Documents of any Target Group Company or the JV Company;
(k)    (i) change its residence for Tax purposes, (ii) make or change any Tax election that could reasonably be expected to increase or reduce Taxes by at least EUR 500,000 per Tax election, (iii) change any annual Tax accounting period, (iv) prepare or file any Tax Return outside the ordinary course, (v) amend, modify or refile any Tax Return that could reasonably be expected to increase or reduce Taxes by at least EUR 500,000 per Tax Return, other than required by law or consistent with past practice, (vi) apply for or enter into any closing agreement, Tax ruling or other agreement or arrangement with a Tax Authority that could reasonably be expected to increase or reduce Taxes by at least EUR 500,000 per agreement, Tax ruling or arrangement, (vii) settle any audit, examination, assessment or other proceeding or claim from a Tax Authority relating to an amount of at least EUR 500,000 of Taxes being disputed, or (viii) consent to any extension or waiver of the limitation period applicable to the assessment or collection of any Tax to the extent not consistent with past practice;
(l)    except to the extent also applicable to employees working for members of the Seller's Group besides just the Target Group Companies (such as negotiations with trade unions on social plans and/or the collective labour agreement of DSM NL Services and general changes to the employment terms of DSM Executive Services B.V.), make or agree to make any material arrangement (including social plans) with any trade union representing any of the employees of (or seconded to) a Target Group Company or the JV Company or any works council or other representative body of the employees of (or seconded to) a Target Group Company, other than any increase or other amendment of the employment terms in the ordinary course (for example any increases in connection with promotions);
(m)    (i) terminate, engage or appoint (or take any steps to terminate, engage or appoint) any (additional) Employee or consultant (for the avoidance of doubt not including external legal counsel) on a gross base salary greater than one hundred and twenty five thousand euros (EUR 125,000) per annum or any Key Employee, or (ii) give notice of termination of employment, or dismiss any Employee on a gross base salary greater than one hundred and twenty five thousand euros (EUR 125,000) per annum or any Key Employee or any group of other Employees in excess of thirty (30) persons, in each case other than for urgent cause (dringende reden) or local equivalent, (iii) make any change in the terms and conditions of employment of any Employee on a gross base salary greater than one hundred and twenty five thousand euros (EUR 125,000) per annum or any Key Employee (including remuneration, pension entitlements and other benefits), (iv) amend any Benefit Plan or US Employee Plan to materially increase benefits or costs of such plan or adopt any benefit plan that would be a material Benefit Plan or US Employee Plan; or (v) materially increase the compensation or benefits of any Employee which is (A) outside the ordinary course or (B) in relation to any group of Employees, in deviation from any agreement with any works council or collective labour agreement existing or

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entered into in accordance with this Agreement or the Signing Protocol or as expressly set forth on Schedule 24 (Permitted Actions);

(n)    grant any awards or options under any share incentive, share option, profit sharing, bonus or other incentive arrangements to any Employees other than in accordance with the Seller's or its Affiliates' (including the Target Group Companies') policies in the ordinary course;
(o)    except for the making payments that constitute Permitted Leakage, repay, repurchase or withdraw any share capital or make any distributions of profits or reserves or issue any shares or options for or rights to shares or profit sharing instruments of any Target Group Company or the JV Company, or any other debt or equity securities in the capital of any Target Group Company or the JV Company, or repay, repurchase, redeem, sell, transfer, assign or otherwise dispose of any securities or (omit to) perform any other act that would constitute Leakage (other than payment of the Corporate Service Charges (which will be treated as Leakage));
(p)    modify or amend, in any material respect, or terminate, release, assign or waive any material rights or claims under any Continuing Agreement or Material Agreement or enter into any contract that would be a Material Agreement; or
(q)    authorise or enter into any agreement or commitment with respect to any of the actions set out under paragraphs (a) through (p) above.
6.4    Clauses 6.2 and 6.3 shall not operate so as to prevent and/or hinder any of the Target Group Companies or the JV Company from taking any reasonable and prudent actions which are reasonably necessary to:
(a)    comply with any law or regulation or any foreseeable change in law or regulation or any of the Seller's obligations under this Agreement, it being understood that the Seller shall promptly notify the Purchaser, where practicable and lawful to do so, before such act or conduct occurs, and, where practicable and lawful to do so, shall reasonably consult with the Purchaser regarding such action or conduct;
(b)    deal with an emergency or disaster situation or any events occurring outside the ordinary course of business, including any war, pandemic (such as COVID-19), epidemic or disease outbreak, it being understood that the Seller shall promptly notify the Purchaser, where practicable and lawful to do so, before such act or conduct occurs, and, where practicable and lawful to do so, shall reasonably consult with the Purchaser regarding such action or conduct; or
(c)    comply with any action required to be implemented by any Governmental Authority it being understood that the Seller shall promptly notify the Purchaser, where practicable and lawful to do so, before such act or conduct occurs, and, where practicable and lawful to do so, shall reasonably consult with the Purchaser regarding such action or conduct.

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License and permit renewals and applications
6.5    Seller will use reasonable best efforts, in the period prior to Completion, to procure that the entities listed in Schedule 27 (Licenses and Permits) column "Registered to" and with respect to the licenses and permits which are marked as "Renewal required" in column "Completion Requirements" cooperate with the Purchaser, to the extent required, to enable the Purchaser to notify, and to the extent required by applicable law seek consent from, the relevant Governmental Authorities for the transfer or renewal or re-application by an Affiliate of the Purchaser for the relevant license or permit.
6.6    For the avoidance of doubt such notification and if relevant consent is not a condition to Completion. To the extent the relevant notifications and approvals have not been obtained by Completion, without limiting Clause 23, Seller's obligations under Clause 6.5 shall terminate (save for any accrued rights at that time) and Purchaser and the relevant Target Group Companies shall be responsible for obtaining the relevant licenses and permits.
Greenville Expansion Property
6.7    The Seller shall procure that, ultimately at and subject to Completion, the Greenville Transfer Agreement is entered into between DSM Protective Materials LLC as purchaser and the Greenville Property Seller as seller pursuant to which the Greenville Expansion Property is sold and transferred for a consideration equal to four million euros (EUR 4,000,000) to DSM Protective Materials LLC. To the extent such agreement is not duly implemented prior to Completion, the Seller (in relation to the Greenville Property Seller) and the Purchaser (in relation to DSM Protective Materials LLC) shall (as from Completion) take all reasonably necessary action or procure that their respective Affiliates take all reasonably necessary action to give effect to the Greenville Transfer Agreement. Purchaser acknowledges that at present the Greenville Property Seller has concluded a framework services agreement with Premier Forestry and Environmental Consulting PLLC for certain consulting forestry services related to the Greenville Expansion Property, which the Greenville Property Seller intends to terminate with effect from a date on or before Completion. In each case Parties agree that in connection with or as part of the Greenville Transfer Agreement, the Purchaser shall and shall cause its relevant Affiliate (including DSM Protective Materials LLC) and any subsequent assignee or owner of the relevant property (which subsequent assignee in turn shall cause to be bound by this undertaking (kettingbeding)), to agree to grant to DSM Biomedical (or to DSM Biomedical's designated Affiliate) for a nominal consideration of USD 1,-- a perpetual right of way (and such other access and exit rights over the plot as DSM Biomedical may reasonably request for its operations) over the Greenville Expansion Property.
ITAR Matters
6.8    [Intentionally omitted]
6.9    With respect to requirements under the ITAR, the Purchaser shall:
(a)    cause to be prepared and submitted as promptly as practicable after the Completion Date, and in any event within the timeframe required under the ITAR (i.e., within five (5) days after the Completion Date), to DDTC the

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required notice(s) pursuant to Section 122.4(a) of the ITAR (the "5-Day ITAR Notice"); and

(b)    take any and all actions and to do all things necessary for the Purchaser and Seller to submit the 5-Day ITAR Notice within the timeframe required under the ITAR, including (i) promptly providing any information required for the submission and as requested by DDTC or any United States Governmental Authority, and (ii) consistent with the submission requirements under Section 122.4 of the ITAR.
Singapore Lease
6.10    Seller will use reasonable best efforts, in the period prior to Completion, to procure that Jurong Town Corporation ("JTC") consents to the transfer and assignment by DSM Singapore Industrial Pte Ltd. ("DSM Singapore") to the Purchaser, or its Affiliate, of all DSM Singapore's rights and obligations under the Singapore Lease Agreement with respect to the Singapore Facility.
6.11    To the extent JTC refuses such consent to transfer the Singapore Lease Agreement as referred to under Clause 6.10, Parties shall use reasonable best efforts to obtain JTC's consent to sub-lease the Singapore Facility to the Purchaser or an Affiliate of the Purchaser as designated by the Purchaser.
6.12    To the extent JTC requires any reasonable guarantee, deposit or undertaking as a condition to providing such consent, it shall be Purchaser's sole responsibility to provide and satisfy such requirement(s).
6.13    To the extent the Singapore Lease Agreement cannot be so transferred or the Singapore facility so sub-let, prior to Completion:
(a)    the Parties' obligations in Clauses 6.10, 6.11 and 6.12 will continue after Completion; and
(b)    the Seller will procure that, until the moment the Target Group Companies have full access to the Singapore Facility, DSM Singapore will provide ballistic testing, analysis and other services (consistent with the services at present provided by the Singapore Technical Center) under the Transitional Services Agreement to the relevant Target Group Companies, to the extent permitted by all applicable contracts and laws.
Chinese warehouse
6.14    In relation to the warehouses used by the Target Companies in China, the Seller shall, and shall procure that its Affiliates shall, use reasonable best efforts, to (a) assist the Purchaser with obtaining the required consent in the period prior to Completion, and if required after Completion, from the relevant landlord(s) to (i) replace or (ii) sub-lease to a Target Group Company and (b) assist such Target Group Company to sign the replacement or sublease agreement with the landlord(s) in the term and format satisfactory to the Purchaser as of Completion.
General

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6.15    At the Purchaser's request, Seller will use reasonable best efforts to promptly obtain the consents, approvals or authorizations of third parties as listed in Schedule 16.5 (Third Party Consents) to the extent required by any applicable contract in connection with the consummation of the transactions contemplated by this Agreement.
6.16    Until the earlier of Completion and the termination of the Signing Protocol or this Agreement in accordance with its terms, neither Seller nor any of its Affiliates shall, and they shall cause their respective Representatives not to, directly or indirectly, (a) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage or facilitate, an Acquisition Proposal, (b) furnish to any person (other than Purchaser or its designees) any information relating to the sale of the Business, the Target Group Companies, the JV Company, the Transferring IP Rights or the Transferring Activities or afford to any person (other than Purchaser or its designees) access to the business, properties, assets, books, records or other non-public information of the Target Group Companies or the JV Company, in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal, (c) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (d) enter into any contract relating to an Acquisition Proposal. Each of the Seller and its Affiliates shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than Purchaser or its designees) conducted heretofore with respect to any Acquisition Proposal.
6.17    As the renewal of the Brazil license of the Ministry of Defense with number 7624 for commercial activities, import and export of ballistic-grade sheet fabrics, up to 27000m currently in the name DSM South America LTDA needs to be replaced by a new replacement license in the name of the relevant Purchaser Affiliate, which application process can take a significant amount of time, the Seller shall ensure that, as per Completion, at the DSM Protective Materials B.V. stock location in Brazil, such amount of stock produce is available which is approximately equal to DSM Protective Materials B.V.'s sales for the FY2022.
7.    GUARANTEES AND INTERCOMPANY BALANCES
Guarantees and the like
7.1    Subject to Completion and without prejudice to the Continuing Agreements, the Purchaser shall use its reasonable best efforts to, and the Seller shall cooperate with the Purchaser to, procure that ultimately on Completion (i) all applicable members of the Seller's Group are released from the guarantees and all indemnities given by any of them in respect of any liability or obligation to the attributable to any of the Target Group Companies and/or the JV Company listed in Part A of Schedule 16 (Overview of Guarantees and Indemnities) and, pending such release, the Purchaser shall, subject to Completion having occurred, indemnify and hold harmless each such applicable member of the Seller's Group against all losses, liabilities, damages, costs, expenses or penalties thereunder or arising therefrom. The Seller may, in the event required by the Business in the ordinary course, provide additional guarantees in favour of any Target Group Company and/or the JV Company which will then be to the extent exclusively related to any Target Group Company and/or the JV Company included in the Part A of Schedule 16 (Overview of Guarantees and Indemnities) and released at Completion as per this Clause 7.1

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7.2    Subject to Completion and without prejudice to the Continuing Agreements the Seller shall procure that ultimately on Completion all members of the Target Group are released from all guarantees and all indemnities given by any of them in respect of any liability or obligation of any of the members of the Seller's Group and, pending such release, subject to Completion having occurred, the Seller shall indemnify and hold harmless each member of the Target Group against all losses, liabilities, damages, costs, expenses or penalties thereunder or arising therefrom.
7.3    Without prejudice to the obligations of the Purchaser under Clause 7.1 or any other provisions of this Agreement, the Seller will use reasonable best efforts to, prior to Completion, amend or replace or terminate any guarantees or indemnities which are given by any member of the Seller's Group, in respect of liabilities or obligations of both any of the Target Group Companies as well as any member of the Seller's Group listed in Part B of Schedule 16 (Overview of Guarantees and Indemnities) to release each member of Seller's Group from any liability arising thereunder, it being understood that no consent of the Purchaser is required under Clause 6 or otherwise under this Agreement for any such amendments or replacements or terminations to the extent same does not materially adversely affect the Business. The Seller shall have the right to send an update of Schedule 16 (Overview of Guarantees and Indemnities) ultimately fifteen (15) Business Days in advance of Completion to the Purchaser. For the avoidance of doubt, the Purchaser shall not be required to replace the guarantees as set out in Part B of Schedule 16 (Overview of Guarantees and Indemnities), but the Parties shall use reasonable efforts to procure that the relevant transactions (underlying or relating to the guarantees as set out in Part B of Schedule 16 (Overview of Guarantees and Indemnities)) shall be settled by the relevant Target Group Company or Target Group Companies prior to Completion, it being understood that the Purchaser shall indemnify and hold harmless each member of the Seller's Group against all losses, liabilities, damages, costs, expenses or penalties under such guarantees or indemnities to the extent directly relating to any member of the Target Group under which a member of the Seller's Group is held liable.
7.4    The Purchaser acknowledges and agrees that, after the Signing Protocol Date, the Seller and/or any other member of the Seller's Group shall withdraw the statements of joint liability issued in whatever form under article 2:403 of the Dutch Civil Code relating to any of the Target Group Companies and may file a statement pursuant to article 2:404 of the Dutch Civil Code to terminate any residual liability in this respect. Subject only to Completion having occurred, the Purchaser hereby agrees to indemnify, defend and hold the Seller and each member of the Seller's Group harmless for and against: (a) all losses, liabilities, damages, costs, expenses or penalties resulting from any claims made by any third party under such or similar liability statements, and whether arising out of, in connection with or resulting from, liabilities or obligations incurred before or after Completion; and (b) any residual liability (in whatever form) as referred to in article 2:404 of the Dutch Civil Code. Furthermore, subject to Completion having occurred, upon a request thereto from the Seller, the Purchaser shall promptly provide such security for the Target Group Companies' obligations as required by article 2:404 sub 4 of the Dutch Civil Code if such is requested by a creditor or other third party supplier pursuant to article 2:404 sub 5 of the Dutch Civil Code (or as otherwise may be required pursuant to any agreement entered into by any Target Group Company).

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7.5    If and to the extent the assumption, release or substitution of any guarantee or indemnity or the satisfaction of any other obligation referred to in this Clause 7 has not been completed at Completion, the Seller's cooperation in effecting Completion will not constitute or be construed as a waiver of the Seller's rights under this Clause 7, and the Purchaser's obligations under this Clause 7 will continue after Completion.
Cash pooling and intercompany balances
7.6    The Target Group Companies are included in the in-house cash systems of the Seller's Group ("IHC"). The IHC comprises a day-to-day zero balancing of the bank accounts of the Target Group Companies resulting in balances due between the relevant Target Group Company on the one hand and the relevant member of the Seller's Group on the other hand. The PRC Target Group Companies are party to the cash pool "DSM (China) Ltd. Settlement" with DSM (China) Ltd as counterparty. The other Target Group Companies are party to the cash pool "In-House Cash DSM Finance B.V. Settlement" with DSM Finance B.V. as counterparty.
7.7    With effect at the latest five (5) Business Days prior to the Completion Date, the Seller shall procure that the relevant member of the Seller's Group freezes (and with effect from Completion and settlement of the relevant outstanding balances terminates) and each Target Group Company freezes (and with effect from Completion and settlement of the relevant outstanding balances terminates), the IHC for the Target Group Companies so that the then outstanding balances of the IHC can be settled at Completion pursuant to Clauses 3.1(b) and 3.2(b).
7.8    The Seller shall use its reasonable best efforts to procure that any known payables of the Target Group Companies falling due prior to the fifth (5th) Business Day after Completion at the latest, shall be settled by the relevant Target Group Companies prior to the freezing of the IHC.
7.9    Without limiting the Seller's obligations pursuant to Clause 3, the Purchaser acknowledges that as of Completion the Target Group Companies will no longer have the liquidity support provided to them by the IHC and the Purchaser will need to put in place appropriate alternative arrangements effective as of Completion. Subject to the arrangements to be put in place under the Transitional Services Agreement, the Seller will procure that the appropriate personnel from the Target Group Companies are provided with the relevant banking authorisations such that they can operate the relevant Target Group Company's bank accounts as of Completion.
Hedging
7.10    The Target Group Companies have been subject to the risk and benefit of certain hedging and other financial derivative transactions concluded from time to time by one or more members of the Seller's Group for the risk and benefit of the relevant Target Group Company. The Seller has procured that with effect from 28 September 2021 such hedging and financial derivative transactions have been terminated to the extent they related to any of the Target Group Companies or any of their activities (refer to folder 2.4.6 of the Data Room) without any Liability to the Target Group Companies or the Business beyond what is Fairly Disclosed.

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8.    AGREEMENTS WITH SELLER'S GROUP
8.1    The Parties agree that all agreements between any member of the Seller's Group on the one hand and any of the Target Group Companies on the other hand ("Affiliate Transactions"), containing future obligations not yet satisfied on the date hereof shall be terminated as per Completion, other than:
(a)    the following agreements which will remain in full force and effect in accordance with their terms and will not change pursuant to the transactions contemplated by this Agreement:
(i)    Manufacturing Services Agreement entered into between DSM Biomedical B.V., DSM Biomedical Inc., DSM Purity B.V., DSM Protective Materials B.V. and DSM Protective Materials LLC dated 23 December 2021;
(ii)    Trademark License Agreement entered into between DSM Protective Materials B.V., DSM IP Assets B.V., DSM Biomedical B.V. and DSM Biomedical Inc. dated 23 December 2021;
(iii)    Supply Agreement entered into between DSM Biomedical B.V., DSM Protective Materials B.V. and DSM IP Assets B.V. dated 23 December 2021;
(iv)    Research and Development Services Agreement entered into between DSM Biomedical B.V. and DSM Protective Materials B.V. dated 23 December 2021;
(v)    Long lease agreement between DSM Protective Materials LLC and DSM Biomedical for the Building # 50 and certain adjacent land on Lot 3 at the Greenville site dated 31 December 2021;
(vi)    Commercial R&D Services Agreement entered into between DSM Materials Science Center B.V. and DSM Protective Materials B.V. with respect to research and development services, dated January 1, 2022;
(vii)    Transitional services agreement entered into between DSM Protective Materials B.V. and DSM Engineering Materials B.V. relating to laboratory support dated 21 December 2021;
(viii)    Transitional services agreement entered into between DSM Food Specialties B.V. and DSM Protective Materials B.V. relating to laboratory support dated 22 December 2021;
(ix)    the lease agreement for office space & other business space (building 170 at the Chemelot Campus) between Chemelot Campus Vastgoed CV, acting for and on behalf of DSM Research BV, and DSM Dyneema B.V. dated 10 April 2017, for which Clause 8.4 applies;
(x)    the rights of superficies, granted by the owner DSM Industriegrond B.V. to DSM High Performance Polyethylenes B.V.;
(xi)    the site lease agreement for the Chemelot Campus in Geleen entered into on 1 January 2009 between DSM Nederland B.V., acting for itself and on behalf of DSM Industriegrond B.V. and Site Grond B.V., and DSM High Performance Polyethylenes B.V.; and

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(xii)    the site usage agreement entered into on 1 January 2009 between DSM High Performance Polyethylenes B.V. and DSM Nederland B.V., acting for and on behalf of DSM Industriegrond B.V. and Site Grond B.V.(together the "Continuing Agreements");
(b)    any agreement or deed entered into in accordance with or pursuant to this Agreement including the Transitional Services Agreement, the Business Transfer Agreement, the Employee Transfer Agreement, the IP Transfer Deed, the Dutch Deeds of Transfer, and the Greenville Transfer Agreement,
and the Seller (with respect to the members of the Seller's Group other than the Target Group Companies) and Purchaser (with respect to the members of the Purchaser's Group including the Target Group Companies) shall procure that such agreements, other than the Continuing Agreements and those listed above under Clause 8.1(b) surviving Completion, are terminated without any liability for any party to any such agreements for early termination but - subject to Clause 8.2 - without prejudice to any accrued rights and obligations under any such agreement as at and including Completion.
8.2    Without prejudice to the Seller Warranties, the Tax Indemnity and the obligation to pay for the relevant goods or services delivered, each Party shall, and shall procure that each of the Target Group Companies or member of the Seller Group, as applicable, shall, subject to Completion occurring, waive all claims and release from any and all liability the relevant members of the Target Group and the Seller's Group in respect of the services provided or products delivered by any member of the Target Group or Seller's Group to any of the Target Group Companies or any member of the Seller's Group, as applicable, at any time prior to Completion. For the avoidance of doubt this will not constitute Leakage.
8.3    The Purchaser shall, and shall procure that the members of the Purchaser's Group (including the Target Group Companies after Completion) shall, and the Seller shall, and shall procure that the members of the Seller's Group (including the Target Group Companies prior to Completion) shall, abide by the terms of the agreements set forth in Clause 8.1(a) and not contest or otherwise undermine the performance, validity or enforceability of these agreements.
8.4    In respect of the lease agreement mentioned under Clause 8.1(a)(ix), Parties hereby confirm that such lease will continue as per the terms of the lease agreement, provided that the Purchaser agrees, and will procure that the lessee DSM Protective Materials B.V. (formerly known as DSM Dyneema B.V.) shall agree, that DSM Research BV (i.e., the lessor) may at its sole discretion at any time transfer that lease agreement to an Affiliate of the Seller or any third party, and Purchaser will procure that the lessee DSM Protective Materials B.V. (formerly known as DSM Dyneema B.V.) will cooperate with and agree to such transfer provided that this does not adversely affect the position of DSM Protective Materials B.V. under the lease agreement.

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9.    WRONG POCKETS
9.1    Without prejudice to the specific provisions of this Agreement, Clause 11 (Transitional Services) and the Transitional Services Agreement, if the Purchaser or the Seller discovers (a) within twelve (12) months after Completion that any member of the Seller's Group or any of the Target Group Companies respectively holds any asset, right, employee or License which in the twelve (12) months prior to Completion was used exclusively in the Business or the Excluded Business, respectively or (b) within three (3) years after Completion that any member of the Seller's Group or any of the Target Group Companies respectively is subject to any Liability to the extent related to the Business or the Excluded Business, respectively (each, a "Wrong Pocket Asset"), the Seller or the Purchaser respectively shall promptly and in writing notify the Purchaser or the Seller respectively. Following receipt of such notice, the Parties shall, as soon as reasonably practicable, use reasonable best efforts, in compliance with applicable law, to procure that such Wrong Pocket Assets so used in or related to the Business are transferred to and assumed by a Target Group Company nominated by the Purchaser or the Parties shall, as soon as reasonably practicable, use reasonable best efforts, in compliance with applicable law, to procure that such Wrong Pocket Assets so used in or related to the Excluded Business are transferred to and assumed by a member of the Seller's Group nominated by the Seller, respectively for no or nominal consideration (i.e., EUR 1). To the extent any Governmental Authority or third-party consent is required for the transfer of a Wrong Pocket Asset, the Parties shall use reasonable best efforts to procure the required Governmental Authority or third-party consent. Pending receipt of such consent and transfer of the Wrong Pocket Asset, the Seller or the Purchaser respectively shall, or shall procure that the relevant member of the Seller's Group or the relevant Target Group Company shall, use reasonable best efforts to procure that a Target Group Company nominated by the Purchaser or a member of the Seller's Group nominated by the Seller respectively is afforded and accepts all economic benefits and risks of the Wrong Pocket Asset as of the Effective Date for no or nominal consideration.
9.2    Without prejudice to the specific provisions of this Agreement, Clause 11 (Transitional Services) and the Transitional Services Agreement, if the Purchaser or the Seller discovers within twelve (12) months after Completion that a member of the Seller's Group or any of the Target Group Companies respectively is a party to any contract which relates exclusively to the Excluded Business or the Business respectively (a "Wrong Pocket Contract"), then in respect of that Wrong Pocket Contract, the Seller or the Purchaser respectively shall, or shall procure that the relevant member of the Seller's Group or the relevant Target Group Company shall, use reasonable best efforts, in compliance with applicable law, to execute such deeds and other documents and do all other reasonable acts required to assign, to the extent reasonably possible, the benefit and the burden of such Wrong Pocket Contract as of the Effective Date to the member of the Seller's Group nominated by the Seller or Target Group Company nominated by the Purchaser, respectively for no consideration, provided that any pre-payments made or services delivered (but not paid) under such Wrong Pocket Contract are to be reimbursed or compensated for. To the extent any Governmental Authority or third-party consent is required for the transfer of a Wrong Pocket Contract, the Parties shall use reasonable best efforts to procure the required Governmental Authority or third party consent. Pending receipt of such consent and transfer of the Wrong Pocket Contract, the Seller or the Purchaser respectively shall, or shall procure that the relevant

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member of the Seller's Group or the relevant Target Group Company shall, use reasonable best efforts to procure that a Target Group Company nominated by the Purchaser or a member of the Seller's Group nominated by the Seller respectively is afforded and accepts all economic benefits and risks of the Wrong Pocket Contract as of the Effective Date for no or nominal consideration.

9.3    To the extent that a transfer or assignment of a Wrong Pocket Asset or Wrong Pocket Contract is not permitted by applicable laws or not permitted or consented by a relevant third party, or to the extent any liability, property, right in or to an asset or contract has been extinguished, disposed or transferred to a third party where it would otherwise have qualified as a Wrong Pocket Asset or Wrong Pocket Contract, the Purchaser and Seller shall negotiate in good faith with a view to agreeing a suitable alternative arrangement in order that the economic position of the relevant members of the Seller's Group and the relevant Target Group Companies as it would have been had the relevant Wrong Pocket Asset or Wrong Pocket Contract been transferred to, or, vested in, the Target Group Companies or retained by the Seller's Group (as applicable) in accordance with the provisions of this Agreement.
9.4    If in in the period ending six (6) months after Completion any third party pays into an account of any Target Group Company or any account of any member of the Seller's Group that should have been made to an account of a member of the Seller's Group or a Target Group Company respectively, the Parties will procure that such amounts are transferred promptly to the correct recipient.
9.5    Parties hereby explicitly agree and confirm that the Biomedical Business does not form part of the Business of the Target Group and does not form part of any of the rights, contracts or assets purported to be sold under this Agreement. Except as contemplated by any Continuing Agreement, from Completion the Purchaser shall not, and shall procure that its Affiliates (including as from Completion the Target Group Companies) and the JV Company shall not, in any way intentionally use or exploit any of the Intellectual Property Rights and Know-how primarily related to the Biomedical Business, including the Intellectual Property Rights and Know-how described in Schedule 30 (Biomedical IPR) (all such aforementioned Intellectual Property Rights and Know-how, the "Biomedical IPR") in the field of internal, interventional or surgical medical use of ultrahigh molecular weight polyethene (and products incorporating ultrahigh molecular weight polyethene or made therefrom) for the benefit of the human body or animal body. Subject to the foregoing provisions of this Clause 9.5, Seller shall not, and shall procure that each of its Affiliates (and require that any successor to or acquiror of all or any part of the Biomedical Business or the Biomedical IPR agrees to do the same) as from Completion does not, assert against the Purchaser or any of its Affiliates including, any Target Group Company (or any of its or their customers, toll manufacturers or suppliers) any of the Seller's or Seller's Affiliates' (or any applicable successor's or acquiror's) rights in the Biomedical IPR as existing at the Signing Protocol Date to the extent used by such Target Group Company in the Business and so long as the use by the Purchaser or any of its Affiliates, including any such Target Group Company (or any of its or their customers, toll manufacturers or suppliers) is outside of the field of internal, interventional or surgical medical use of ultrahigh molecular weight polyethene (and products incorporating ultrahigh molecular weight polyethene or made therefrom) for the benefit of the human body or animal body. Subject to applicable law, the Seller undertakes to not, and shall procure that its Affiliates shall not, grant any third party a license under the Biomedical IPR as existing

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at the Signing Protocol Date for use in the field of the Business as conducted at the Signing Protocol Date, it being acknowledged and agreed that nothing limits the Seller or any of its Affiliates in granting any third party a license under the Biomedical IPR in the field of internal, interventional or surgical medical use of ultrahigh molecular weight polyethene (and products incorporating ultrahigh molecular weight polyethene or made therefrom) for the benefit of the human body or animal body.

10.    PENSIONS AND EMPLOYEES
General
10.1    Despite anything to the contrary (including the country-specific arrangements set forth in Clauses 10.6 through 10.21 and, for the avoidance of doubt, 10.26):
(a)    with effect from the Completion Date the Purchaser shall or shall cause the relevant Target Group Company or the relevant Purchaser's Affiliate to fully respect the seniority and respect and continue all terms and conditions of employment of the Employees, as applicable to the Employees immediately prior to Completion Date, subject to Clause 10.1(b);
(b)    it is understood and agreed in respect of all Employees that in relation to any terms of employment that are specific to the Seller's Group (such as but not limited to the employment terms and benefits included in the collective labour agreements which apply to DSM NL Services B.V., the employment terms and benefits which apply to the Employees employed by DSM Executive Services B.V., any DSM pension plans, and any applicable incentive schemes), the Purchaser shall or shall cause its relevant Affiliate or the relevant Target Group Company to offer the Employees alternative terms of employment which are sufficient to comply with applicable law in any relevant jurisdiction and which are in the aggregate for each of the Employees at least equivalent to the current terms of employment applicable to each of the Employees as applicable immediately prior to the Completion Date and/or cash compensation achieving such equivalence (the "Equivalent Employment Terms Offer"); and
(c)    subject to Completion occurring and without prejudice to any claim the Purchaser may have under the specific Seller's Warranties in Schedule 5 (Seller Warranties), notwithstanding anything to the contrary in this Clause 10, or elsewhere, all Employment Liabilities (excluding liabilities with respect to (i) the Seller US Benefit Plans and the Excluded Employee Incentives, except to the extent specifically provided otherwise in Clauses 10.14 through 10.19, and (ii) Seller's PDN Plans in relation to Former Employees, but only insofar such liabilities stem from the Seller's actions in relation to the Dutch pension reform (Wet toekomst pensioenen)) shall, to the extent not already the case, be transferred and assigned to the Target Group Companies and the Purchaser, subject to Completion occurring, hereby agrees to indemnify, defend and hold the Seller and each member of the Seller's Group (other than the Target Group Companies) harmless for and against all Employment Liabilities (excluding liabilities with respect to (i) the Seller US Benefit Plans and the Excluded Employee Incentives, except to the extent specifically provided otherwise in Clauses 10.14 through 10.19, and (ii) Seller's PDN Plans in relation to Former

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Employees, but only insofar such liabilities stem from the Seller's actions in relation to the Dutch pension reform (Wet toekomst pensioenen)).

10.2    Without prejudice to the arrangements referred to in Clause 10.1, the Seller and the Purchaser will cooperate in good faith in respect of transitioning the Employees. To the extent any Equivalent Employment Terms Offer must be made to comply with Clause 10.1, the Purchaser will promptly, and at least ten (10) Business Days prior to sending any Equivalent Employment Terms Offer to any (group of) Employees, inform the Seller in writing about any such Equivalent Employment Terms Offer to any (group of) Employees and will discuss the composition of such Equivalent Employment Terms Offer with the Seller without delay, if requested by the Seller.
In connection with (the preparation of) such Equivalent Employment Terms Offer, as soon as practicable after the Signing Protocol Date:
(a)    the Purchaser will provide the Seller in writing with a draft of the Equivalent Employment Terms Offer and will discuss these with the Seller in good faith and take into account the Seller's reasonable comments.
(b)    the Purchaser will upon request of the Seller provide an explanation for the relevant trade unions, the Seller's central works council and the relevant Employees why the Equivalent Employment Terms Offer is in the aggregate for each of the Employees at least equivalent to the terms of employment applicable to each of the Employees as applicable immediately prior to the Completion Date, it being agreed that (i) the Purchaser will inform the Seller of such explanation in due time before sharing or discussing this with the relevant parties and (ii) the Purchaser and the Seller will cooperate in good faith to prepare the relevant discussions with the relevant parties; and
(c)    the Seller will, in close cooperation with Purchaser, provide its reasonable cooperation to the Purchaser to facilitate the Purchaser in reaching an agreement on such Equivalent Employment Terms Offer with the relevant parties, which includes but is not limited to facilitating discussions, negotiations and correspondence with the relevant trade unions, the Seller's central works council, Stichting Pensioenfonds DSM Nederland and the relevant Employees, in order to allow the offer of employment including Equivalent Employment Terms Offers to take effect on the Completion Date. For the avoidance of doubt, any discussions, communications or negotiations by the Purchaser or Purchaser's Affiliate with any (group of) Employees will only occur after the signing of this Agreement and after the Purchaser having obtained the explicit consent of the Seller.
10.3    If any Employee in China, France, India, South Korea, Brazil, United Kingdom, United States of America, Japan or elsewhere does not transfer to or enter into an employment agreement with the relevant Target Group Company, Purchaser or Purchaser's Affiliate, Clauses 10.7(c)(ii), 10.7(c)(iii) and 10.7(c)(iv) will apply mutatis mutandis to such Employee (whereby any reference to NL TUPE Employee shall for this purpose be a reference to such Employee).
10.4    The Purchaser acknowledges and warrants that there will be no involuntary redundancies impacting any Employees as a result of this Agreement and the

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transactions contemplated by it, provided that this confirmation does not relate to involuntary redundancies of Employees due to any Employee Refusal, economical, technical or organisational reasons, including the integration of the Target Group Companies in the Purchaser's Group, or personal reasons (such as underperformance).

10.5    The individual electronic personnel files of the Employees, to the extent not already held by a Target Group Company, shall be provided by Seller to the relevant Target Group Company, Purchaser or Purchaser's Affiliate (in the format in which they are currently held by DSM), with due respect to the local laws and regulations, including but not limited to data protection legislation. Thereafter, the Purchaser will provide the Seller with any information the Seller might reasonably require in order to fulfil its obligations under any applicable laws and regulations, subject to appropriate confidentiality restrictions and unless this would prejudice professional legal privilege. On or prior to the Completion Date, Seller will provide Purchaser with the full Employee census in an electronic format that is reasonably acceptable to Purchaser with due respect to the local laws and regulations.
Employees in The Netherlands
10.6    Notwithstanding the specific arrangements set out hereinafter in respect of Employees, the Parties acknowledge that the NL TUPE Employees will have been transferred to DPM Services as per the date immediately preceding the Completion Date, pursuant to article 7:662 et seq of the Dutch Civil Code through the Employee Transfer Agreements (Schedule 19 (Employee Transfer Agreements)).
10.7    If any NL TUPE Employee notifies either the Purchaser or Seller (or any of their respective Affiliates) (either before or after the Completion Date) that such NL TUPE Employee alleges that his employment agreement has not been or will not be transferred as contemplated by this Agreement and the Employee Transfer Agreement or if a NL TUPE Employee refuses to transfer as contemplated by this Agreement and the Employee Transfer Agreement (each an "Employee Refusal"), then the following shall apply:
(a)    ten (10) Business Days after the Employee Refusal was received by the Seller (either directly through the relevant NL TUPE Employee or through the Purchaser or Purchaser's Affiliate who in turn was notified by the relevant NL TUPE Employee about the Employee Refusal), the Seller or Seller's Affiliate shall inform the Purchaser whether or not the Seller requires the Purchaser to make such NL TUPE Employee an offer of employment (as referred to in Clause 10.7(b)) (without prejudice to the Purchaser's right to make such offer at its discretion, which offer shall be consistent with any offer of employment, including an Equivalent Employment Terms Offer, made to any Employee by the Purchaser) and the Seller shall provide to the Purchaser such information as is reasonably necessary in order to make it possible for the Purchaser to make such offer of employment;
(b)    the Purchaser will, for Purchaser's account, (i) within ten (10) Business Days after its receipt of the Seller's instruction to make the offer of employment and its receipt of the relevant information referred to in Clause 10.7(a), offer such NL TUPE Employee a new employment agreement (effective as per the date immediately preceding the Completion Date (and subject to Completion if

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Completion has not yet occurred)) with the Purchaser or any of its Affiliates, taking into account Clause 10.1 and 10.2 or, alternatively, if the Seller has not required the Purchaser to make such an offer, (ii) at the Seller's request take such action and/or support such of the Seller's actions (including litigation) as may be conducive to contest and to undo or otherwise resolve the Employee Refusal including (x) defending any litigation initiated by the relevant NL TUPE Employee or (y) initiate litigation by Seller and/or Purchaser against the relevant NL TUPE Employee;

(c)    with respect to such offer of employment, as set out in (b) above:
(i)    if it is accepted by such NL TUPE Employee, the Purchaser or Purchaser's Affiliate shall procure that the NL TUPE Employee will terminate the employment agreement between the relevant Seller's Affiliate and the NL TUPE Employee, in the manner local law requires and with effect from the date immediately preceding the Completion Date;
(ii)    if it is declined by such NL TUPE Employee or such NL TUPE Employee does not respond within ten (10) Business Days of such offer having been made, the Seller or its Affiliate, after being notified by the Purchaser that the aforementioned ten (10) Business Days have lapsed, shall notify the Purchaser within a further ten (10) Business Days whether the Seller or the Seller's Affiliate will (i) continue to employ such NL TUPE Employee or (ii) wishes to terminate the employment of such NL TUPE Employee;
(iii)    if Seller or Seller's Affiliate has notified the Purchaser (i) within the ten (10) Business Days period referred to under subparagraph 10.7(c)(ii) or (ii) after ten (10) Business Days after the outcome of litigation referred to under subparagraph 10.7(b), that the Seller's Affiliate wishes to terminate the employment of the NL TUPE Employee, the Purchaser will pay or reimburse to the Seller or the Seller's Affiliate the termination costs associated with such NL TUPE Employee, which termination costs will be made up of the costs reasonably incurred in relation to legal proceedings related to the dismissal of such NL TUPE Employee, damages or severance payable to such NL TUPE Employee in connection with such termination (including, such amounts as are payable pursuant to a settlement agreement) and the costs of continuous employment of such NL TUPE Employee until the effective date of termination of employment of such NL TUPE Employee. Additionally, the Purchaser will, provide its full cooperation to the Seller or the relevant Seller's Affiliate in any court proceedings related to the termination of employment of such NL TUPE Employee; and
(iv)    if the Purchaser has not complied with its obligations under this Clause 10.7 to (timely) make an offer of employment including the Equivalent Employment Terms Offer under Clause 10.1 and 10.2 to the relevant NL TUPE Employee and such offer (if any) is not accepted (i) on or before Completion or (ii) after Completion in case an Employee Refusal was received after Completion, the Purchaser agrees to reimburse to the

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Seller or the Seller's Affiliate, court and lawyers' fees as well as all costs in relation to the termination of such NL TUPE Employee (which shall include, inter alia, severance payments employment of the NL TUPE Employee until the effective date of termination of employment) and to indemnify the Seller's Affiliate for all costs, liabilities and claims in relation to the termination of such NL TUPE Employee (which shall include, inter alia, severance payments, court and lawyers' fees as well as the costs of continuous employment of the NL TUPE Employee until the effective date of termination of employment), without prejudice to the Seller's Affiliate's rights to require specific performance.

10.8    The Purchaser shall indemnify the Seller and any of Seller's Affiliates against any Termination Costs and other Employment Liabilities arising out of or connected with an NL TUPE Employee resigning or treating their contract of employment as having been terminated prior to the transfer of their employment pursuant to Clause 10.6 on account of measures or proposed measures of the Purchaser or its Affiliates.
Employees in Singapore
10.9    Notwithstanding the specific arrangements set out herein in respect of Employees, the Parties acknowledge that the Singapore TUPE Employees will transfer to the Purchaser or one of its Affiliates, with effect on and from the Completion Date, pursuant to Section 18A of the Singapore Employment Act 1968.
10.10    Parties agree that the sale of the Singapore Transferring Activities shall be a transfer of an "undertaking" for the purpose of Section 18A of the Singapore Employment Act 1968.
10.11    The Parties shall comply with their respective obligations under Section 18A of the Singapore Employment Act 1968. Without prejudice to the foregoing, the Seller shall ensure that DSM Singapore gives notice to such Singapore TUPE Employees (and to any trade union recognised in respect of them) of the transfer of the Singapore Transferring Activities to the Purchaser or the Purchaser's Affiliate, in accordance with the requirements of Section 18A of the Singapore Employment Act 1968.
10.12    If a Singapore TUPE Employee notifies either the Purchaser or Seller (or any of their respective Affiliates) (no later than thirty (30) Business Days before the Completion Date that such Singapore TUPE Employee refuses for his or her employment to be transferred as contemplated by this Agreement (an "SG Employee Refusal"), then the following shall apply:
(a)    the Seller shall, within ten (10) Business Days after receiving the SG Employee Refusal (either directly through the relevant Singapore TUPE Employee or through the Purchaser or Purchaser's Affiliate who in turn was notified by the relevant Singapore TUPE Employee about the Employee Refusal), inform the Purchaser whether or not the Seller requires the Purchaser to make such Singapore TUPE Employee an offer of employment (as referred to in Clause 10.12.(b)) (without prejudice to the Purchaser's right to make such offer at its discretion, which offer shall be consistent with any offer of employment, including an Equivalent Employment Terms Offer, made to any Employee by the Purchaser), and the Seller shall provide to the Purchaser such information

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as is reasonably necessary in order to make it possible for the Purchaser to make such offer of employment;

(b)    if the Seller informs the Purchaser that it requires the Purchaser to make such Singapore TUPE Employee an offer of employment, the Purchaser will, for Purchaser's account, within ten (10) Business Days after its receipt of the Seller's instruction to make such offer of employment and the relevant information referred to in Clause 10.12(a), offer such Singapore TUPE Employee a new employment agreement (effective on the Completion Date and subject to Completion occurring) with the Purchaser or any of its Affiliates, taking into account Clause 10.1 and 10.2. Such offer of employment shall expire within ten (10) Business Days after such offer is made or the day falling three (3) Business Days prior to the Completion Date ("SG Offer Expiry Date"), whichever is the earlier;
(c)    with respect to such offer of employment, as set out in Clause 10.7(b) above:
(i)    if it is accepted by such Singapore TUPE Employee on or before the SG Offer Expiry Date, the Seller shall procure that the Singapore TUPE Employee will resign from his or her employment with the relevant Seller's Affiliate, in the manner local law requires and with effect from the date immediately preceding the Completion Date;
(ii)    if it is declined by such Singapore TUPE Employee or such Singapore TUPE Employee does not respond by the SG Offer Expiry Date, the Seller or its Affiliate shall promptly terminate the employment of such Singapore TUPE Employee in the manner local law requires, with effect no later than the date immediately preceding the Completion Date;
(iii)    in the case (c)(ii) above applies, the Purchaser will pay or reimburse the Seller's Affiliate the termination costs associated with such Singapore TUPE Employee's termination of employment actually incurred by such Seller's Affiliate, which termination costs will be made up of the salary in lieu of notice (if any), severance required to be paid to such Singapore TUPE Employee in connection with such termination under such Singapore TUPE Employee's employment contract, the costs of continuous employment of such Singapore TUPE Employee until the effective date of termination of employment of such Singapore TUPE Employee and costs reasonably incurred in relation to legal proceedings related to the dismissal of such Singapore TUPE Employee ("Relevant Costs"); and
(d)    if the Seller informs the Purchaser that it does not require the Purchaser to make the relevant Singapore TUPE Employee an offer of employment, the Seller shall, at its own costs and for its own account, (i) procure that the relevant Seller's Affiliate shall terminate the employment of such Singapore TUPE Employee in the manner local law requires, with effect no later than the date immediately preceding the Completion Date, or (ii) retain such relevant Singapore TUPE Employee, in each case with no liability to the Purchaser;

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(e)    if the Purchaser has not complied with its obligations under Clause 10.12(b) or if any offer of employment made by the Purchaser is not accepted by the applicable SG Offer Expiry Date, the Seller shall procure that the relevant Seller's Affiliate shall terminate the employment of such Singapore TUPE Employee in the manner local law requires, with effect no later than the date immediately preceding the Completion Date, and the Purchaser agrees to reimburse to the Seller's Affiliate, the Relevant Costs associated with such Singapore TUPE Employee.
10.13    The Purchaser shall indemnify the relevant Seller's Affiliate against any Termination Costs and other Employment Liabilities that such Seller's Affiliate may suffer in connection with the resignation of any Singapore TUPE Employee which is directly and solely attributable to such Singapore TUPE Employee's refusal to be transferred as contemplated under this Agreement.
Employees in the United States of America
10.14    Effective on the Completion Date, (i) Seller shall cause the relevant Target Group Companies to terminate their participation in each of the US Employee Plans (other than US Employee Plans to the extent the Target Group Companies will provide payments under, or with respect to, such US Employee Plans pursuant to Clause 10.26) (any such US Employee Plan, a "Target US Benefit Plan") (all US Employee Plans other than the Target US Benefit Plans, the "Seller US Benefit Plans"), and (ii) no US Employee shall be entitled to receive or accrue any benefits under any such Seller US Benefit Plan with respect to services rendered or compensation paid after the Completion Date. Effective immediately after the Completion Date, Purchaser or its Affiliates (including the Target Group Companies) shall assume, honour and fulfil, and discharge all obligations pursuant to the Target US Benefit Plans. For the avoidance of doubt, none of the Target US Benefit Plans will be a defined benefit pension plan or retiree welfare plan, and Seller will retain all Liabilities relating to (x) any US Employee Plan that is a defined benefit pension plan or retiree welfare plan and (y) all Seller US Benefit Plans.
10.15    As of the Completion Date, Purchaser shall provide (or cause its Affiliates to provide) each US Employee for a period of one year after the Completion Date with (i) annual salary or wages, that is payable at a rate not less than the annual salary or wages which they were receiving immediately prior to the Completion Date; and (ii) cash incentive opportunities that in the aggregate with annual salary or wages are not less than the annual salary or wages and cash incentive opportunities which they were receiving immediately prior to the Completion Date; and (iii) benefits and other compensation arrangements (but excluding defined benefit pension plans and retiree medical and life and benefits), that are in the aggregate, taking into account any additional cash compensation not required pursuant to clause (i) or (ii), at least equivalent to those benefits and other compensation arrangements provided to such US Employees immediately prior to the Completion Date. With respect to any accrued but unused paid time off of each US Employee as of the Completion Date, Purchaser shall or shall cause the Target Group Companies to credit each US Employee with any accrued but unused paid time off as of the Completion Date, and after giving effect to such credit, such US Employees will participate in the paid time off policies that apply to similarly situated US employees of Purchaser. With respect to those US Employees who are eligible for annual cash incentive awards under a Target US Benefit Plan, Purchaser or its Affiliates

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shall pay such awards for the year in which the Completion occurs, subject to Seller providing sufficient information to Purchaser as soon as reasonably practicable after the Completion regarding each US Employee's level of attainment as of the date of Completion for such annual cash incentive award. Following the Completion, the Purchaser shall honour all obligations under any employment or severance agreements or arrangements, in each case, that were Fairly Disclosed in folder 12.2 of the Data Room, and all vacation, personal and sick days accrued but not yet taken by any US Employee under any US Employee Plans, policies, programs and arrangements applicable to any US Employee immediately prior to Completion. Neither the Seller or any of its Affiliates shall be obligated to pay any severance benefits to any US Employee under any severance plan of Purchaser applicable to any US Employee as a result of the transactions contemplated in this Agreement, and neither Purchaser nor any of its Affiliates shall be obligated to pay any severance benefits to any US Employee under any Seller US Benefit Plan as a result of the transactions contemplated in this Agreement.

10.16    Purchaser shall give all US Employees full credit for purposes of eligibility, vesting and for purposes of severance benefits, vacation and paid time off, benefit level and accrual, in each case under the employee benefit plans, employee arrangements, policies and programs (including savings plans, paid time off, severance, vacation, sick leave and health and welfare benefits but excluding defined benefit pension plans and retiree welfare plans) maintained by Purchaser or its Affiliates, in which such US Employees participate, for such US Employees' service with the Seller or its Affiliates or predecessors to the same extent recognized by Seller and its Affiliates up to and including the Completion Date but only to the extent such credit does not result in the duplication of benefits. With respect to any welfare benefit plans maintained by Purchaser or its Affiliates for the benefit of US Employees after the Completion Date, Purchaser shall, and, with respect to life insurance plans, shall use reasonable best efforts to, cause such plans to (i) waive any eligibility and participation requirements or pre-existing condition limitations or evidence of good health requirements to the same extent previously met or waived under comparable plans of Seller or its Affiliates, which shall include Purchaser waiving any actively at work requirements for coverage to be effective and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to amounts paid by such US Employees with respect to similar plans maintained by Seller or its Affiliates, provided that such information necessary do so is timely provided by Seller within four weeks of the Completion.
10.17    Seller US Benefit Plans shall continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits in the ordinary course for each Employee or Former Employee of the Target Group Companies with respect to claims incurred by such employees or their covered dependents on or prior to the Completion Date. For purposes of this Clause 10.17, a claim is deemed to be incurred in the case of medical, dental or vision coverage when the services are performed or goods provided that are the subject of the claim; in the case of life insurance, when the death occurs; and in the case of short-term and long-term disability benefits, when the disability occurs.
10.18    Except to the extent otherwise expressly provided elsewhere in this Agreement and without prejudice to any claim the Purchaser may have under the specific Seller's Warranties in Schedule 5 (Seller Warranties), Purchaser or its Affiliates shall (a) assume responsibility for all claims (other than claims relating to any Seller US Benefit Plan or Excluded Employee Incentive) related to the employment of the US Employees (and excluding, for the avoidance of doubt, any Former Employees), including workers' compensation obligations and discrimination, payroll and wage and hour claims, regardless of when such claim was incurred and agrees to indemnify Seller and its Affiliates for such claims, and (b) be liable for claims of US Employees

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(and excluding, for the avoidance of doubt, any Former Employees) under the Seller US Benefit Plans that are health and welfare plans regardless of when such claim was incurred. Purchaser further agrees to reimburse Seller within sixty (60) days following a written request for reimbursement by Seller for any expenses (including payroll expenses) related to the claims described in clause 10.17 paid in the ordinary course with respect to US Employees by Seller or its Affiliates after the Effective Date, for which Seller or the applicable Affiliate has not been reimbursed by the Target Group Companies prior to the Completion Date.
10.19    The provisions of Clauses 10.14 up to 10.19 (both inclusive) are solely for the benefit of the Parties, and neither any union nor any current or former employer, nor any other individual, is or shall be regarded for any purpose as a third-party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any US Employee Plans or employee benefit plan of Purchaser or its Affiliates or alter or limit the ability of Purchaser or its Affiliates to amend, modify or terminate any Target US Benefit Plan in accordance with its terms or any other employee benefit plan of Purchaser or its Affiliates, (ii) alter or limit the ability of the Seller or any of its Affiliates to amend, modify or terminate any Seller US Benefit Plan or any other benefit plan, program, agreement or arrangement except as otherwise specifically provided in Schedule 17 (Pension Arrangements), (iii) give any third party any right to enforce the provisions of Clause 10, (iv) create, or shall be deemed to create, a guarantee or promise of continued employment to any individual, or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.
10.20    The Seller shall or shall cause each of its relevant Affiliates to use reasonable best efforts to ensure that the employment of any Employees who are employed by DSM North America Inc. or any other member of the Seller's Group (other than a Target Group Company) and who is identified on Schedule 18 (Employees), is transferred to DSM Protective Materials LLC prior to the Completion Date. To the extent required, the Purchaser and/or any of its Affiliates shall reasonably cooperate with the transfer of such Employees.
Employees in Brazil, China, France, India, United Kingdom, Japan and South Korea
10.21    The Purchaser shall, or shall procure that a relevant Purchaser's Affiliate shall, offer the Employees who are employed in Brazil, China, France, India, United Kingdom, Japan, South Korea or elsewhere an employment agreement (as per the Completion Date and subject to Completion) with the Purchaser or any of its Affiliates, it being understood that the terms of employment offered comply with Clauses 10.1 and 10.2.

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Miscellaneous
Lease Car Agreements
10.22    Parties will each use their respective commercially reasonable best efforts to execute, or cause to be executed, all agreements and documents and to take, or cause to be taken, all other actions necessary under any applicable laws and regulations to transfer the current lease car agreements (of which the related fleet of lease cars is set out in Document 12.5.1 of the Data Room) to the Purchaser or the relevant Target Group Company effective as per Completion.
Pensions
10.23    Subject to Completion, the Seller and the Purchaser shall observe and perform the provisions of Schedule 17 (Pension Arrangements).
Other
10.24    For the purpose of this Clause 10 (Pensions and Employees), the Seller and Purchaser shall appoint one representative each per region and these representatives will meet on a regular basis to decide on any necessary action to facilitate the relevant processes as referred to in Clause 10 (Pensions and Employees).
10.25    Seller shall, settle all outstanding grants under the DSM Restricted Share Unit Plan and DSM Restricted- and Performance Share Unit Plan made to the Employees, meaning that as per Completion Date, (i) all Restricted Share Units granted to Employees that are recorded as unvested will vest, and (ii) whilst all the Performance Share Units granted to Employees that are recorded as unvested will vest assuming at-target vesting (i.e. 100% achievement of targets). All outstanding stock options granted under the Staff Option Plan will expire at Completion if not exercised by the relevant Employees before Completion and the Seller confirms there are no further costs associated with the Staff Option Plan.
10.26    To the extent not already paid prior to Completion (which is permitted), the Purchaser shall ensure that, with respect to periods prior to the Completion, the Employee Incentives, the DSM Protective Materials sales incentive plan, the DSM executive short term incentive scheme, the DSM non-executive short term incentive scheme or any Local Bonus Plan, are timely and fully paid by the Target Group Companies as per the instruction of the Seller and in accordance with the plan rules of such Employee Incentives and regardless of the entity with which the Employee Incentives have been entered into. Seller shall provide Purchaser with all information, including any calculations related to performance metrics and payout information, necessary for Purchaser to comply with its obligations under this Clause 10.26. At the first request of the Seller, the Purchaser shall provide the Seller with evidence that the payments under the Employee Incentives, the DSM Protective Materials sales incentive plan, the DSM executive short term incentive scheme, the DSM non-executive short term incentive scheme, or the Local Bonus Plans have been made by the Target Group Companies. Without prejudice to the overriding provisions of Clause 10.1, to the extent Employee Incentives, the DSM Protective Materials sales incentive plan, the DSM executive short term incentive scheme, the DSM non-executive short term incentive scheme or Local Bonus Plans, are obligations entered into or formally assumed by any member of the Seller's Group, the Parties envisage and agree that these shall transfer (or, for purposes

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of this Agreement, shall be deemed to have transferred) by operation of law with the transfer of the relevant Employees to the relevant Target Group Company. Without prejudice to the overriding provisions of Clause 10.1, to the extent these do not transfer by operation of law, the Seller (with respect to the members of the Seller's Group including the Target Group Companies up to Completion) and the Purchaser (with respect to the members of the Purchaser's Group including the Target Group Companies as of Completion) shall procure that all rights and obligations under the Employee Incentives, the DSM Protective Materials sales incentive plan, the DSM executive short term incentive scheme, the DSM non-executive short term incentive scheme or the Local Bonus Plans and all rights and obligations under the Employee Incentives, the DSM Protective Materials sales incentive plan, the DSM executive short term incentive scheme, the DSM non-executive short term incentive scheme or the Local Bonus Plans are transferred (contractsovername) or be deemed to have transferred to the relevant Target Group Company subject only to Completion occurring, and the Purchaser indemnifies each member of the Seller's Group from any and all liability in relation to the Employee Incentives, the DSM Protective Materials sales incentive plan, the DSM executive short term incentive scheme, the DSM non-executive short term incentive or Local Bonus Plans. The Purchaser acknowledges that any payments under the Employee Incentives, the DSM Protective Materials sales incentive plan, the DSM executive short term incentive scheme, the DSM non-executive short term incentive scheme or Local Bonus Plans are not Leakage and the Purchaser shall, at the first request of the Seller, reimburse the Seller for any amount that the Seller or a member of the Seller's Group not being a Target Company makes or has made in relation to the Employee Incentives. The Seller shall retain all liabilities with respect to the Excluded Employee Incentives and shall reimburse Purchaser for any liabilities the Purchaser Group may incur with respect to the Excluded Employee Incentives.

11.    TRANSITIONAL SERVICES
The Parties acknowledge that certain services currently provided by one or more members of the Seller's Group to one or more of the Target Group Companies (the "Transitional Services") are to be continued for a certain period after Completion, and to achieve this, at Completion the Seller and one of the Target Group Companies (on behalf of all Target Group Companies) shall enter into a transitional services agreement substantially in the form attached as Schedule 20 (Transitional Services Agreement) (the "Transitional Services Agreement").
12.    INTELLECTUAL PROPERTY RIGHTS
12.1    Subject to Completion occurring, the Seller shall procure that, ultimately at Completion, the legal title to the Transferring IP Rights as set out in Schedule 21 (Overview of Transferring IP Rights) is transferred to DSM Protective Materials B.V. for an aggregate consideration of EUR 1.00 (one Euro) pursuant to a transfer deed in the form as set out in Schedule 22 (IP Transfer Deed) (the "IP Transfer Deed"), it being acknowledged and agreed by the Parties that (a) if a Transferring IP Right as listed in Schedule 21 (Overview of Transferring IP Rights)) concerns a patent within a family of patents, all other patent rights within the same family (all rights invoking the same priority right(s)) not expressly listed in that schedule shall also be transferred to the extent a member of the Seller's Group legally owns such other patent rights, except (for the avoidance of doubt) if such patent rights are listed in Schedule 30 (Biomedical IPR), and (b) all Intellectual Property Rights of the types already contained in Schedule 21

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(Overview of Transferring IP Rights) which are not currently listed in that schedule but which are additionally acquired, registered or applied for by DSM IP Assets B.V. or any other member of the Seller's Group in the period up to Completion and which primarily relate to the Business, whether published or unpublished, shall be added to Schedule 21 (Overview of Transferring IP Rights) ultimately at the time of execution of the IP Transfer Deed. Subject only to Completion, with effect as from the Effective Date the Transferring IP Rights will be for the benefit and for risk and account of the Purchaser. The Purchaser hereby agrees (without prejudice to claims the Purchaser may have under the Seller's Warranties, subject always to the limitations of Seller's liability under this Agreement) to indemnify, defend and hold the Seller and each member of the Seller's Group (other than the Target Group Companies) harmless from and against all Liabilities, claims and damages to the extent directly related to the Transferring IP Rights. For the avoidance of doubt, it is understood and agreed that any trademarks, trade names, service names, service marks, logos, designs or internet domain names which are owned by any member of the Seller's Group and which include any of the Seller Marks will be retained by the Seller's Group and will not be transferred pursuant to this Agreement.
12.2    The Seller will use its commercially reasonable efforts to obtain, ultimately by Completion, the consent of any co-owners of Transferring IP Rights to (a) transfer the ownership share of the relevant Seller's Group member in the co-owned Transferring IP Rights to DSM Protective Materials B.V., and (b) assign any agreements governing the co-ownership to DSM Protective Materials B.V. To the extent that Seller is unable to obtain such consent, (i) Seller will use its commercially reasonable efforts to ensure that the co-owned Transferring IP Rights remain valid and enforceable, and (ii) the Seller and the Purchaser will each use its commercially reasonable efforts to procure that, as of Completion, the Purchaser and its Affiliates have rights in the Seller's Group's co-owned Transferring IP Rights (including, where appropriate, by means of back-to-back arrangements with the relevant entity within the Seller's Group that co-owns the Transferring IP Rights concerned), which are as close as possible to Seller's Group's rights in such co-owned Transferring IP Rights as they existed immediately prior to Completion. For clarity and subject to the Continuing Agreements, as of Completion the Seller's Group shall no longer be entitled to use, commercialize or otherwise exploit the co-owned Transferring IP Rights.
12.3    The Parties shall procure that as soon as reasonably practicable after Completion the transfer of legal title to the Transferring IP Rights as contemplated in Clause 12.1 is registered in the name of the appropriate legal entity in the appropriate registers. The costs of such registration will be borne by the Purchaser or DSM Protective Materials B.V. and to the extent paid by any member of the Seller's Group to any Governmental Authority or other third party, such costs to the extent incurred after Completion will be reimbursed by the Purchaser or DSM Protective Materials B.V. to the relevant member of the Seller's Group. The Seller shall, and shall procure that the relevant members of the Seller's Group shall, at the Purchaser's costs (calculated in accordance with the charges for Unbundling Services under the Transitional Services Agreement and subject to the further terms thereof), provide all reasonable information, cooperation and assistance to the Purchaser and DSM Protective Materials B.V. to enable such registration. Pending the completion of registration, but for no longer than one (1) year after Completion or such extension period (up to a maximum of six (6) months) as is agreed pursuant to the Transitional Services Agreement and subject to the

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terms thereof, the Seller shall, if so required by the Purchaser, procure that DSM IP Assets B.V. (or any other member of the Seller's Group designated by the Seller) shall continue to administer those Transferring IP Rights for the risk and account of the Purchaser.

12.4    Without prejudice to any Transitional Services provided pursuant to the terms of the Transitional Services Agreement and subject to Clauses 12.5 and 12.6:
(a)    as of Completion the Purchaser shall cause each Target Group Company not to hold itself out as being connected with the Seller's Group or any member thereof and not to use any of the trademarks of the Seller's Group, except and to the extent provided otherwise in this Clause 12 or expressly agreed otherwise in writing between Seller on the one hand and the Purchaser and/or relevant Target Group Company on the other hand; and
(b)    the Purchaser shall cause each Target Group Company, as soon as reasonably possible after Completion but in any event within twelve (12) months from the Completion Date:
(i)    to eliminate the designation "DSM" or "dsm" (or any translation thereof) and every designation, word or expression derived therefrom and the DSM Logo:
(collectively, the "Seller Marks") from their products, brochures and from the names under which they conduct their business or are incorporated; and
(ii)    to cease the use of any trademarks, trade names, service names, service marks, logos, designs or internet domain names (including defense and strategic registrations) that include any of the Seller Marks and to cease the use or registration of any designations that (in the Seller's sole opinion, acting reasonably) are confusingly similar to the Seller Marks, and to cease the use of the DSM house style and trade dress as specified in Schedule 23 (DSM Trade Dress and House Style) for any products, packaging, brochures or other types of publications;
(c)    as of Completion the Seller shall cause each member of the Seller Group not to hold itself out as being connected with the Business, the Target Group Companies or the JV Company or any member thereof and not to use any of the trademarks of the Target Group Companies or the JV Company, except and to the extent provided otherwise in this Clause 12 or expressly agreed otherwise in writing between Seller on the one hand and the Purchaser and/or relevant Target Group Company on the other hand; and
(d)    except as contemplated by any Continuing Agreement, the Seller shall cause each member of the Seller's Group, within twelve (12) months from the Completion Date:

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(i)    to eliminate the designation of any Registered IP Rights, including "Dyneema" and every designation, word or expression derived therefrom (collectively, the "Target Group Marks") from their products, brochures and from the names under which they conduct their business or are incorporated; and
(ii)    to cease the use of any trademarks, trade names, service names, service marks, logos, designs or internet domain names (including defense and strategic registrations) that include any of the Target Group Marks and to cease the use or registration of any designations that (in the Purchaser's sole opinion, acting reasonably) are confusingly similar to the Target Group Marks.
12.5    In respect of any use of Seller Marks permitted under this Clause 12, as of Completion the Purchaser shall, and shall ensure that all Target Group Companies shall, only use Seller Marks in compliance with the Seller's instructions aimed to ensure consistent and uniform appearance and use of the Seller Marks, in accordance with Seller's overall branding guidelines and policies.
12.6    The Seller shall permit, and shall procure that each of the relevant members of the Seller's Group permit, the continued use of Seller Marks by the Target Group Companies in accordance with past practice:
(a)    where such Seller Marks are included in the trade names of a Target Group Company as used in any Licence existing at the Completion Date and continuing thereafter, provided that the Purchaser will procure that any such names used in any such Licence are amended to exclude any Seller Marks as soon as reasonably practicable after the Completion Date;
(b)    for a transitional period of twelve (12) months after Completion, for the sole purpose of selling off or distributing stock of products held as at the Completion Date by the Target Group Companies or their distributors and which already bear Seller Marks, which includes the use of the Seller Marks on existing documentation in relation to the aforementioned products (such as technical drawings and product sheets); and
(c)    for a transitional period of twelve (12) months after Completion and subject to the terms of the Transitional Services Agreement (as relevant), as part of the domain names used by relevant Target Group Companies at Completion in conducting the Business, provided that (i) all such use is for the risk and account of Purchaser, and (ii) during the aforementioned 12-month transitional period all websites operated under these internet domain names shall contain a suitable landing page clearly stating that those websites are not affiliated to Seller or any members of Seller's Group in any way. For clarity, any internet domain names that include Seller Marks are not transferred to Purchaser under or pursuant to this Agreement and are not considered Transferring IP Rights.
13.    INSURANCE
13.1    The Purchaser acknowledges and agrees that those global and local insurance policies maintained by a member of the Seller's Group which are referred to in Schedule 25

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(Seller's Insurance Policies) (the "Seller's Insurance Policies") shall be terminated effective as of Completion and cease to provide cover as of Completion for any of the Target Group Companies and any of their business, assets and activities and any of the Transferring Activities and Transferring IP Rights. Notwithstanding the foregoing, with respect to events or circumstances relating to the Business or the Target Group Companies arising prior to the Completion Date that are covered by any occurrence-based Seller's Insurance Policies after the Completion Date, the Purchaser and the Target Group Companies may, and the Seller shall or shall cause its Affiliates to use its reasonable best efforts to, make claims under such Seller's Insurance Policies to the extent such coverage and limits are available to the Seller, its Affiliates, the Target Group Companies or otherwise in respect of the Business, or the Target Group Companies under the Seller's Insurance Policies (it being understood that any deductibles to the extent for account of the Target Group Companies in respect of such Seller's Insurance Policy will be paid by the Target Group Companies and it being understood that such payments will not constitute Leakage). In the event any insurer under any Seller's Insurance Policy denies or refuses to acknowledge coverage with respect to any such claim, the Seller shall reasonably cooperate with efforts of the Purchaser to pursue such coverage, at the Purchaser's sole cost and expense.

13.2    To the extent not comprising Leakage or attributable to the Excluded Business or the Excluded Companies, the Purchaser shall reimburse any member of the Seller's Group for:
(a)    any cost, charges, or (re)payments required in respect of the period as from the Effective Date to the Completion Date (or, for any run-off cover, thereafter) made by a member of the Seller's Group in relation to the Seller's Insurance Policies attributable to any of the Target Group Companies or any of their business, assets or activities or any of the Transferring Activities or Transferring IP Rights;
(b)    for any amounts paid or payable by any member of the Seller's Group in connection with deductibles attributable to any of the Target Group Companies in respect of the period as from the Effective Date to the Completion Date (it being understood that for claims made policies this will include claims made after the Completion Date with respect to loss arising in the period as from the Effective Date to the Completion Date, provided that in respect of the Seller's environmental impairment liability insurance such claims may only be made until 40 months after Completion and in respect of all other claims-made-policies only until 5 years as from Completion); and
(c)    any amounts paid or payable by any member of the Seller's Group in relation to any premium increase in connection with any claims to the extent involving the Target Group Companies related to the period as from the Effective Date to the Completion Date,

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and Seller will have the right to (have it Affiliates) deduct, retain or set-off any amounts which are to be reimbursed to Seller under this Clause 13.2, from any payments to be made to the Target Group Companies.
14.    BOOKS AND RECORDS
14.1    As of Completion the Purchaser shall and shall, to the extent within its control, procure that the Target Group Companies shall:
(a)    for the relevant Retention Period make available, or cause the relevant members of the Purchaser's Group or their respective Representatives to make available, to the Seller, the Seller's Affiliates and their nominated Representatives, subject to appropriate confidentiality undertakings, and unless this would prejudice professional legal privilege, all information, records or documents in the possession or under the control of any member of the Purchaser's Group or any of their respective Representatives which may be reasonably requested by the Seller, the Seller's Affiliates and their nominated Representatives to fulfil any of the Seller's, or the Seller's Affiliates', legal, Tax or other reporting or filing requirements or in relation to any claims or legal proceedings in relation to the Seller or any of Seller's Affiliates to the extent related to the Business; and
(b)    preserve, or cause the relevant members of the Purchaser's Group their respective Representatives preserve, any information, records or documents pertinent to any the Target Group Companies or any of their business, assets or activities or any of the Transferring Activities or any Transferring IP Rights that are in the possession or under the control any member of the Purchaser's Group or any of their respective Representatives until the expiration of all limitation periods under any applicable law.
14.2    As of Completion the Seller shall and shall procure that the Seller's Group shall:
(a)    for the relevant Retention Period make available, or cause the relevant members of the Seller's Group or their respective Representatives to make available, to the Purchaser, the Purchaser 's Affiliates and their nominated Representatives, subject to appropriate confidentiality undertakings, and unless this would prejudice professional legal privilege, all information, records or documents in the possession or under the control of any member of the Seller's Group or any of their respective Representatives which may be reasonably requested by the Purchaser, the Purchaser 's Affiliates and their nominated Representatives to fulfil any of the Purchaser 's, or the Purchaser 's Affiliates', legal, Tax or other reporting or filing requirements or in relation to any claims or legal proceedings in relation to the Purchaser or any of Purchaser's Affiliates or reasonably requested in connection with the continued operations of the Business to the extent related to the Business; and
(b)    preserve, or cause the relevant members of the Seller's Group their respective Representatives preserve, any information, records or documents pertinent to any the Target Group Companies or any of their business, assets or activities or any of the Transferring Activities or any Transferring IP Rights that are in the possession or under the control any member of the Seller's Group or any of their

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respective Representatives until the expiration of all limitation periods under any applicable law.

15.    DUE DILIGENCE INVESTIGATION
15.1    The Purchaser warrants, acknowledges and agrees that:
(a)    it is a professional party and it has performed, with the assistance of professional advisers, a due diligence investigation with respect to the Shares, the Target Group Companies, the JV Company, their respective businesses, assets, liabilities and activities, the Transferring Activities and the Transferring IP Rights (other than the Excluded Business) during the period up to the Signing Protocol Date and has had, amongst others, (i) access to the VDD Reports and financial, legal, tax, commercial, operational, environmental, insurance and other information provided in the Data Room prepared by the Seller, (ii) the opportunity to submit questions and receive answers on any matter that it deemed proper and necessary for the purpose of entering into this Agreement (iii) certain access to the senior management and various representatives of the Target Group Companies (including in a formal management presentation on March 16, 2022 and various expert sessions) and (iv) the opportunity to attend with its advisers various site visits to the manufacturing, research and development and other locations operated by the Target Group Companies (the "Due Diligence Investigation").
15.2    Subject to Clause 16, the unredacted information Fairly Disclosed in the Data Room (an index of which is included in Schedule 9 (Disclosed Information)), the VDD Reports and/or the written answers to questions raised by the Purchaser and/or its advisers (copies of which are also included in Schedule 9 (Disclosed Information)), as well as any other information made available to the Purchaser and its advisers in writing during interviews and presentations, to the extent written records thereof are also included in the Data Room ultimately by 17 April 2022 by 23.59CEST (together the "Disclosed Information"), shall be deemed disclosed to the Purchaser. Notwithstanding any other provisions of this Agreement, the Seller:
(a)    shall not be liable in respect of any matter giving rise to a Breach of the Seller Warranties (other than the Fundamental Warranties);
to the extent that, at the Signing Protocol Date, the Purchaser was actually aware of such Breach of the relevant Seller Warranties (other than the Fundamental Warranties), because the facts and circumstances giving rise thereto:
(b)    were Fairly Disclosed in the Disclosed Information (other than with respect to the Fundamental Warranties); or
(c)    have been Fairly Disclosed in, or excepted from, the Seller Warranties themselves and/or otherwise Fairly Disclosed or agreed or excepted in this Agreement and/or in the Schedules or Annexes to it (other than with respect to Fundamental Warranties).

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16.    WARRANTIES AND LIMITATIONS OF LIABILITY
16.1    The Seller represents and warrants (garandeert) to the Purchaser at the Signing Protocol Date that the statements set out in Schedule 5 (Seller Warranties) are true and accurate.
16.2    In addition, the Seller represents and warrants (garandeert) to the Purchaser that at Completion the statements set out in Schedule 5 (Seller Warranties) are true and accurate, provided that, in relation to the Business Warranties repeated at Completion, such representations and warranties shall be subject to the matters that have occurred between the Signing Protocol Date and the Completion Date and that are Fairly Disclosed by the Seller to the Purchaser by way of a disclosure letter (the "Completion Disclosure Letter"), which shall be provided (in draft) by the Seller to the Purchaser ultimately five (5) Business Days prior to Completion and (in final form) on Completion. For purposes of this Agreement, the Completion Disclosure Letter shall be deemed part of the Disclosed Information in respect of such Business Warranties given at Completion. The Purchaser acknowledges and agrees that any additional disclosures made by way of the Completion Disclosure Letter will not affect the Purchase Price or any other terms of this Agreement, nor, for the avoidance of doubt, will it give the Purchaser a right to entirely or partially (request to) terminate, annul or rescind this Agreement, as such right is irrevocably and unconditionally waived pursuant to Clause 28.6 (Remedies) of this Agreement.
16.3    If and to the extent any of the Seller Warranties are found not to be true and accurate at the Signing Protocol Date and/or the Completion Date (as applicable) (a "Breach") then, subject to the matters Fairly Disclosed in the Disclosed Information (other than with respect to Fundamental Warranties) and/or the Completion Disclosure Letter and subject to Completion having occurred, the Seller shall be liable for and shall pay to the Purchaser an amount equal to the damages suffered by the Purchaser, or at the direction of the Purchaser pay to the Target Group Company concerned, all damages suffered by the relevant Target Group Company, which would not have existed or arisen if the relevant Seller Warranty had been true and accurate. The liability of the Seller in respect of any claim in relation to this Agreement or any other Transaction Document shall be subject to Clause 15 (Due Diligence Investigation), this Clause 16, Clause 17 (W&I Insurance) and the limitations set out in Schedule 10 (Limitations of Seller's Liability).
16.4    Without prejudice to Clause 15 (Due Diligence Investigation), the rest of this Clause 16, Clause 17 (W&I Insurance) or Schedule 10 (Limitations of Seller's Liability) or any other limitation or condition to liability in relation to this Agreement or any Transaction Document, subject to Clause 16.2, the liability of the Seller:
(a)    shall not arise for any Claim (or a series of Claims arising from substantially identical facts or circumstances) in respect of which the amount of damages to which the Purchaser would otherwise be entitled is less than five hundred thousand euros (EUR 500,000), provided, however, that this Clause (a) shall not apply with respect to any Tax Indemnity Claim for Seller Group Taxes; and
(b)    shall not exceed any of the following amounts:
(i)    the aggregate amount of EUR 1 in respect of a Breach of one or more the Business Warranties, one or more the Tax Warranties and/or with

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respect to any Tax Indemnity Claim (other than any Tax Indemnity Claim with respect to Seller Group Taxes);

(ii)    an aggregate amount equal to the Purchase Price less the amount actually recovered out of the W&I Insured Amount (or which could have been recovered had the Purchaser complied with its obligations to take and maintain and claim against such insurance or had the relevant insurer(s) complied with its or their obligations under the W&I Insurance) for all Claims in respect of a Breach of the Fundamental Warranties provided that (x) if the amount available for recovery under the W&I Insurance Amount has been reduced as a result of claims under the W&I Insurance Amount in relation to a Breach of Business Warranties or a Tax Indemnity Claim (such the reduced W&I Insurance amount, the "Reduced Amount"), for purposes of the first sentence of this paragraph (ii) references to the W&I Insured Amount shall be deemed to refer to such Reduced Amount and provided further that the Parties agree that the Purchaser shall not be required to utilise (or seek to utilise) in excess of an amount equal to half of the W&I Insured Amount of cover under the W&I Insurance (or, if lower, the remaining amount of cover available under the W&I Insurance Policy) in respect of Claims for Breach of the Fundamental Warranties;
(iii)    despite anything anywhere to the contrary an overall aggregate amount for any and all claims howsoever arising in connection with this Agreement or any Transaction Document taken together equal to the Purchase Price, provided, however, that this Clause (iii) shall not apply with respect to any Tax Indemnity Claim with respect to Seller Group Taxes;
(c)    shall end on the date which is:
(i)    seven (7) years after the Completion Date in respect of the Fundamental Warranties;
(ii)    twelve (12) months after the Completion Date in respect of the Tax Warranties and the Tax Indemnity, save that any Tax Indemnity Claim with respect to Seller Group Taxes shall only expire three (3) months after the expiry of the relevant statutory period of limitations applicable to the relevant Seller Group Taxes;
(iii)    twelve (12) months after the Completion Date in respect of the Business Warranties; and
(iv)    in respect of a breach of covenant (a) where a specific period has been agreed in this Agreement during which such covenant must be satisfied, a period twelve (12) months after such specific period expires, (b) where no period is specified on which the covenant needs to be performed, a period twelve (12) months after each instance of any alleged non-performance thereof, or (c) where a covenant needs to be fully performed prior to or on the Completion Date, a period twelve (12) months after the Completion Date,

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except in each case in respect of any claim of which notice in writing is given to the Seller before that date, setting forth the facts and circumstances on which the claim is based and specifying the amount claimed, and, save to the extent the relevant claim has been settled by the Parties in writing or the Parties have agreed in writing to an extension, formal arbitration proceedings have been initiated in accordance with this Agreement within twelve (12) months after that date (or, as the case may be, at the agreed extended date); and
(d)    shall further be subject to the limitations and conditions set out in Schedule 10 (Limitations of Seller's Liability).
16.5    Any payment made by the Seller in respect of a claim arising in connection with this Agreement or any Transaction Document shall be deemed to be a reduction of the Purchase Price.
16.6    Subject to Clauses 16.1 and 16.2, the Purchaser acknowledges and agrees that:
(a)    each of the Seller Warranties is separate and independent;
(b)    the Seller Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Seller or any member of the Seller's Group, whether express or implied, in relation to the Shares, the Target Group Companies, the JV Company, their respective businesses, assets, liabilities and activities, the Transferring Activities and the Transferring IP Rights and/or the transactions contemplated by this Agreement (and the Purchaser hereby irrevocably waives all rights and remedies which, but for this Clause 16, might otherwise be available to it in respect of any such representation, warranty or other assurance, whether based on article 7:17 Dutch Civil Code or otherwise);
(c)    except for the Seller Warranty set out in paragraph 28 (Disclosure) of Schedule 5 (Seller Warranties), neither the Seller, nor any of its Affiliates nor any of their respective Representatives make any representation or warranty as to the completeness or accuracy of any information; and
(d)    neither the Seller, nor any of its Affiliates nor any of their respective Representatives, make any representation or warranty as to any forward looking forecasts, estimates or projections, statements of intent or statements of opinion of the Business (including any of the foregoing contained in any of the Disclosed Information) provided to any member of the Purchaser's Group or any of their respective Representatives at any time.
16.7    Nothing in this Agreement limits or excludes any liability for Fraud of the Seller.
16.8    The Purchaser represents and warrants (garandeert) to the Seller that at the Signing Protocol Date the Purchaser is not actually aware of any matter, fact, circumstance or thing which constitutes or may constitute a Breach of any of the Business Warranties and the Purchaser agrees that the Seller shall not be liable for any Breach of the Business Warranties to the extent that the Purchaser was actually aware as at the Signing Protocol Date of the relevant matter, fact, circumstance or thing which is inconsistent with any of the Business Warranties.

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16.9    The Parties agree, and the Purchaser shall procure, and shall procure that each member of the Purchaser's Group shall procure, that:
(a)    any claims arising under or in connection with this Agreement, the transactions contemplated by this Agreement or any other Transaction Document shall be made only against the Seller (unless otherwise agreed in this Agreement) and, for the avoidance of doubt, subject always to the limitations of liability contained in this Agreement or any other Transaction Document, as applicable;
(b)    no claims arising under or in connection with this Agreement, the transactions contemplated by this Agreement or any other Transaction Document shall be made against any member of the Seller's Group (other than the Seller itself) or against any Representative of any member of the Seller's Group (unless otherwise agreed in this Agreement), except to the extent of Fraud and then only in respect of the relevant person committing such Fraud.
The provisions of this Clause 16.9 constitute an irrevocable third-party stipulation for no consideration (onherroeplijk derdenbeding om niet) capable of acceptance by each member of the Seller's Group and each of their respective Representatives at any time.
16.10    The Purchaser represents and warrants (garandeert) to the Seller that as at the Signing Protocol Date and as at the Completion each of the statements set out in Schedule 6 (Purchaser Warranties) is true and accurate.
16.11    To the extent any part of any Business Warranty, Tax Warranty or Tax Indemnity (other than with respect to Seller Group Taxes) is not covered by the W&I Insurance Policy, other than in the event of Fraud, such part of such Business Warranty, Tax Warranty or Tax Indemnity shall be deemed to have been deleted and not provided by the Seller. Without prejudice to the previous sentence, to the extent any Business Warranty, Tax Warranty or Tax Indemnity is only covered by the W&I Insurance Policy, to the extent such Business Warranty, Tax Warranty or Tax Indemnity is deemed to have been amended as stated in the W&I Insurance Policy, then such Business Warranty, Tax Warranty or Tax Indemnity shall be deemed to have been amended accordingly.
16.12    Notwithstanding anything to the contrary in this Agreement, to the extent any of the Business Warranties or Tax Warranties relate to the JV Company the Parties acknowledge and agree that, other than with respect to the JV Participation, every warranty regarding the JV Company is made to the Purchaser subject to the knowledge of the Seller. Purchaser hereby acknowledges that neither the Seller nor any of the Target Group Companies control the JV Company.
17.    W&I INSURANCE
17.1    Notwithstanding any other provision of this Agreement:
(a)    the Purchaser agrees that it will not be entitled to make, will not make, and irrevocably waives any right it may have to make any Warranty Claim or any Tax Indemnity Claim against the Seller, other than Warranty Claims in respect of the Fundamental Warranties, Tax Indemnity Claims for Seller Group Taxes and claims for Fraud by the Seller;

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(b)    the Purchaser shall not be entitled to claim against the Seller in respect of any of the Fundamental Warranties, unless it has (subject to Clause 16.4(b)(ii)) first exercised and exhausted its right to claim for such matter under the W&I Insurance Policy;
(c)    the Purchaser's sole potential remedy and recourse in respect of all and any Warranty Claims (other than claims in respect of Fundamental Warranties, provided that paragraph (b) above has been complied with) and Tax Indemnity Claims (other than Tax Indemnity Claims for Seller Group Taxes) shall be under the W&I Insurance Policy, and the Seller shall bear no liability towards the Purchaser for any Warranty Claim or Tax Indemnity Claim (other than any Tax Indemnity Claim with respect to Seller Group Taxes or claims in respect of Fraud by the Seller); and
(d)    if the Purchaser is unable to pursue or obtain any remedy in respect of any Warranty Claim or Tax Indemnity Claim under the W&I Insurance Policy, whether due to policy terms, limits, exceptions or exclusions (excluding, for the avoidance of doubt, exceptions or exclusions in the W&I Policy in respect of information Fairly Disclosed against the Fundamental Warranties), validity (including, without limitation, if the W&I Insurance Policy is invalid due to the insolvency, breach or default of any person), creditworthiness or for any other reason, the liability of the Seller under this Agreement shall not be affected or in any way increased.
17.2    The Purchaser agrees that:
(a)    to the extent not concluded prior to the Signing Protocol Date, the Purchaser will use reasonable best efforts to conclude the W&I Insurance Policy as soon as possible after the Signing Protocol Date and in any event prior to Completion;
(b)    the premium of the W&I Insurance Policy, and any costs, expenses and insurance Tax in connection therewith or in connection with making any recovery thereunder (including any deductible, retention or own risk threshold), will be for the sole account of the Purchaser and the Purchaser shall be responsible for payment thereof;
(c)    it shall procure that the W&I Insurance Policy includes a binding and irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of the Seller, each member of the Seller's Group, each of the Target Group Companies and each of their respective Representatives, that the W&I Insurer shall not claim from or against the Seller, any member of the Seller's Group, any of the Target Group Companies or any of their respective Representatives in connection with any Warranty Claim, Tax Indemnity Claim, the W&I Insurance Policy or any matter or claim under or in relation thereto, except in the event of Fraud ;
(d)    it shall comply, and shall cause each relevant member of the Purchaser's Group to comply, with all terms of the W&I Insurance Policy, including satisfying any requirements to submit "no claims declarations" on the Signing Protocol Date and the Completion Date;

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(e)    it will not agree to any amendment, variation, assignment, waiver or novation of the W&I Insurance Policy, including any of the subrogation provisions or any other provisions of the W&I Insurance Policy restricting the W&I Insurer from making claims against any member of the Seller's Group or any of their respective Representatives (or do anything which has a similar effect), without the express prior written consent of the Seller; and
(f)    it will not do or permit any member of the Purchaser's Group (including as from Completion the Target Group) to do anything which causes any right under the W&I Insurance Policy not to have full force or effect.
17.3    The Purchaser hereby indemnifies and holds harmless each member of the Seller's Group and each of their respective Representatives by way of an irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet) against any loss, liabilities or damages suffered or incurred by any of them as a result of:
(a)    any breach of Clause 17.1 or 17.2; or
(b)    the W&I Insurer (or any person claiming though the W&I Insurer in relation to the W&I Insurance Policy) bringing any claim against any member of the Seller's Group or any of their respective Representatives by way of subrogation, claim for contribution or otherwise, other than any such claim to the extent that the relevant losses, liabilities or damages arose out of fraud and then only to the extent relating to the Fraud and only against the person committing the Fraud.
17.4    If and to the extent there is any conflict or other inconsistency between this Clause 17 and any other provision of this Agreement, this Clause 17 shall prevail.
17.5    Any conflict or inconsistency between the W&I Insurance Policy and this Agreement (if any) shall in no event create or increase any liability of the Seller, which shall be solely governed by the provisions of this Agreement.
18.    TAX
The provisions of Schedule 7 (Tax) shall apply from Completion and only the Tax Warranties shall apply in respect of Taxes.
19.    PURCHASER'S ASSURANCES
19.1    The Purchaser hereby represents and warrants and undertakes that:
(a)    full and complete copies of the Debt Commitment Letter (for the avoidance of doubt including the appendices to those letters) (the "New Finance Documents") have been provided by the Purchaser to the Seller on the Signing Protocol Date, pursuant to which the lenders party thereto (collectively, the "Purchaser Lenders") have agreed to lend the amounts set forth therein;
(b)    as of the Signing Protocol Date, the New Finance Documents are in full force and effect and constitute the valid, binding and enforceable rights and obligations of Purchaser and, to the knowledge of Purchaser, the other parties thereto, enforceable in accordance with their respective terms (subject to the Enforceability Exceptions);

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(c)    as of the Signing Protocol Date, the New Finance Documents have not been amended or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Purchaser or, to the knowledge of Purchaser, any other party thereto, in each case, that could reasonably be expected to delay or impair Completion or the quantum or availability of the financing contemplated under the Debt Commitment Letter, and no such termination, reduction, withdrawal or rescission is contemplated by Purchaser or, to the knowledge of Purchaser, any other party thereto except as expressly set forth therein;
(d)    as of the Signing Protocol Date, the Purchaser is not in default or breach under the terms and conditions of the New Finance Documents and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the New Finance Documents;
(e)    the New Finance Documents are not subject to any conditions or draw-stop events or other terms or conditions not explicitly set out in the New Finance Documents;
(f)    it shall, and shall procure that each other member of the Purchaser's Group shall, take all steps necessary to satisfy any remaining conditions precedent under the New Finance Documents, and take all such necessary action such that the financing contemplated under the New Finance Documents is available to the Purchaser to satisfy its payment obligations at Completion and utilize such financing for such purpose;
(g)    it shall not, and shall procure that each other member of the Purchaser's Group shall not, do or omit to do anything that would adversely affect the Purchaser's ability to satisfy its payment obligations under this Agreement on Completion and it shall keep the Seller reasonably informed on the status of the satisfaction of the remaining conditions to utilisation under the New Finance Documents; and
(h)    it will not, without the prior written consent of the Seller (which the Seller may withhold in its discretion), terminate or amend the terms of the New Finance Documents in any way which could make the availability at Completion of the funds available under the New Finance Documents less certain including a reduction in the aggregate amount of their financial commitments below an amount necessary to complete the transactions contemplated under this Agreement, or any additional, conditions precedent or draw-stops to the utilisation of such financing at Completion.
19.2    Notwithstanding anything in this Agreement to the contrary, the Purchaser's obligation to consummate the Transaction is not conditional upon the Purchaser's receipt of funding (whether equity or debt) and the Purchaser acknowledges its obligation to consummate the Transaction (including to fund the Debt Repayment Amount to the

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Target Group Companies) on the terms and subject only to the conditions set out in this Agreement, regardless of the availability of, or the ability to obtain, funding.
19.3    The Purchaser shall, and shall procure that each other member of the Purchaser's Group shall (take all steps necessary to) execute the Facilities Agreements as contemplated by the New Finance Documents.
19.4    Except to the extent already reimbursed by a Target Group Company prior to Completion, the Purchaser shall, upon request of the Seller, forthwith reimburse or procure that a Target Group Company reimburses the Seller without any deduction or set-off for all reasonable out-of-pocket costs incurred by the Seller or any of its Affiliates in connection with the New Finance Documents.
20.    PROTECTIVE COVENANTS
20.1    The Seller covenants with the Purchaser for itself and for the benefit of each Target Group Company and the JV Company that it shall not and shall procure that no member of the Seller's Group shall, without the prior written consent of Purchaser:
(a)    for a period of three (3) years following Completion:
(i)    conduct a business or activity that is competing with the Business (including the Transferring Activities or Transferring IP) as conducted by the Target Group or the JV Company in any of the countries in which any Target Group Company or the JV Company are active at Completion; or
(ii)    save as holder of shares that do not exceed five percent (5%) of the issued and outstanding share capital of a company whose shares are traded on an internationally recognised stock exchange, be involved either as shareholder or otherwise in any business conducting business or activities that competes with the Business or Transferring Activities or Transferring IP as conducted by the Target Group or the JV Company in any of the countries in which any Target Group Company and the JV Company are active at Completion; or
(b)    for a period of two (2) years following Completion:
(i)    employ, engage, recruit, solicit, contact or approach with the purposes of offering employment any Key Employee; or
(ii)    employ, engage, recruit, solicit, contact or approach with the purposes of offering employment an Employee or consultant of the Business with a gross annual remuneration above EUR 100,000, provided that this shall not preclude any member of the Seller's Group from hiring any such (Key) Employee or as a result of placing general solicitation advertisements (including, without limitation, any general recruitment efforts conducted by any recruitment agency), in each case not specifically targeted at hiring any such (Key) Employee or consultant.

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20.2    The restrictions in Clause 20.1(a) shall not apply insofar and to the extent that any member of the Seller's Group after the Signing Protocol Date acquires any interest in any person or business and, as a result of that acquisition, acquires any stake in any person or business whose conduct or business falls within the restricted conduct or business set forth in Clause 20.1(a) (the "Relevant Interest"), provided that the Relevant Interest does not account for more than 10% (as measured by annual revenue) of the activity of the person or business acquired.
20.3    Despite anything to the contrary anywhere in this Agreement or any other Transaction Document, nothing, including none of the restrictions in this Clause 20.2, shall prevent any member of the Seller's Group from carrying on the Excluded Business carried on by any member of the Seller's Group at the Signing Protocol Date, which in any event includes the Biomedical Business and the DEM Business.
20.4    The Purchaser covenants with the Seller for itself and for the benefit of each member of the Seller's Group that, other than pursuant to any Continuing Agreement or Transaction Documents, it shall not and shall procure that no member of the Purchaser's Group shall:
(a)    for a period of two (2) years following Completion actively induce or attempt to induce any employee of the Seller's Group or any employee of the DEM Business to terminate their employment with any member of the Seller's Group, with a view to hiring such person, provided that this restriction shall not apply to the termination of employment or the hiring of any person following an unsolicited approach by that person at his or her own instigation or in response to an advertisement placed in the national, local or trade media; or
(b)    without prejudice to Clause 9.5 (including with respect to the non-assert granted by the Seller to the Purchaser therein), use any Intellectual Property Right, in its possession or under its control but exclusively pertaining to the Biomedical Business, for any other purpose than as may be specifically and expressly agreed by the relevant member of the Seller's Group in writing.
20.5    Each of the restrictions in each paragraph of this Clause 20 (Protective Covenants) shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid.
20.6    If any of the restrictions in this Clause 20 (Protective Covenants) is void but would be valid if some part of the restrictions were deleted or restricted, the restriction in question shall apply with such modification as may be necessary to make it valid.
21.    CONFIDENTIALITY
21.1    The Confidentiality Agreement will continue to have full force and effect up to Completion in accordance with its terms. In accordance with its terms the Confidentiality Agreement terminates as per Completion without prejudice to any accrued rights and obligations as at such time.
21.2    Subject to Clause 21.5, the Seller shall not make and shall procure that no member of the Seller's Group makes, and the Purchaser shall not make and shall procure that no member of the Purchaser's Group makes, any announcement concerning the

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transactions contemplated by this Agreement or any ancillary matter before, on or after Completion, including any dispute, settlement of a dispute or proceedings relating to a dispute concerning the transaction and/or this Agreement or any ancillary matter.

21.3    Subject to Clause 21.5, the Seller shall and shall procure that each member of the Seller's Group shall, and the Purchaser shall and shall procure that each member of the Purchaser's Group shall, from time to time shall, keep confidential all information provided to it by or on behalf of a member of the Purchaser's Group or the Seller's Group (as the case may be) or otherwise obtained by or in connection with this Agreement which relates to (i) a member of the Purchaser's Group or the Seller's Group (as the case may be), (ii) the provisions of this Agreement or any agreement entered into in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, the New Finance Documents), or (iii) the negotiations relating to this Agreement or any such other agreement.
21.4    Subject to Clause 21.5, the Purchaser shall procure, and shall procure that each member of the Purchaser's Group shall procure, that if, after Completion, any Target Group Company holds confidential information relating to any member of the Seller's Group or any of their businesses, it shall keep that information confidential, refrain from using or exploiting it in any way, and, to the extent reasonably practicable, shall return that information to the Seller or destroy it, in each case without retaining any copy. Subject to Clauses 14.2 and 21.5, the Seller shall procure, and shall procure that each member of the Seller's Group shall procure, that if, after Completion, any member of the Seller's Group holds confidential information forming part of or belonging to any Target Group Company or the Business, it shall keep that information confidential, refrain from using or exploiting it in any way, and, to the extent reasonably practicable, shall return that information to the Purchaser or destroy it, in each case without retaining any copy. This Clause 21.4 is without prejudice to specific arrangements in the Continuing Agreements.
21.5    Nothing in this Clause 21 (Confidentiality) prevents any announcement being made or any confidential information being disclosed:
(a)    with the written approval of both the Seller and the Purchaser, which, in the case of any announcement, shall not be unreasonably withheld or delayed;
(b)    to the extent required by law, the rules of any applicable stock exchange or any competent regulatory body, provided that a Party required to disclose any confidential information shall promptly notify the other Parties, to the extent practicable and lawful to do so, before disclosure occurs and cooperate with the other Parties regarding the timing and content of such disclosure or any action which the other Parties may reasonably elect to take to challenge the validity of such requirement;
(c)    to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by that Party or any of its Affiliates;
(d)    to a Party's Affiliates, any of the Representatives of a Party or any of its Affiliates or any professional advisers, auditors, insurers or lenders of any Party or any of its Affiliates or any of their respective Representatives, provided that before any disclosure to any such person, the relevant Party shall procure that

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such person is made aware of the terms of this Clause 21 (Confidentiality) and shall use its reasonable best efforts to procure that each such person adheres to the terms of this Clause 21 (Confidentiality) as if he or she were bound by the provisions of this Clause 21 (Confidentiality);

(e)    the disclosure or use is reasonably required to vest the full benefit of this Agreement as intended hereby in any Party or any of its Affiliates;
(f)    the disclosure or use is required for the purpose of any legal proceedings arising out of this Agreement or any other Transaction Document; or
(g)    the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party or an Affiliate thereof.
22.    NOTICES
22.1    Any notice or other formal communication given under this Agreement must be in writing (which includes email) and must be delivered in person, or sent by post or email to the Party to be served at the following address:
(a)    to the Seller:
at: Het Overloon 1, 6411 TE Heerlen, The Netherlands
Email: cees.los@dsm.com and lex.finaly@dsm.com
marked for the attention of: DSM Legal Affairs – attention General Counsel, with a copy (which shall not constitute formal notice) to:
Clifford Chance LLP
at: Droogbak 1A, 1013 GE Amsterdam, The Netherlands
Email: gregory.crookes @cliffordchance.com
(b)    to the Purchaser
at: 33587 Walker Road, Avon Lake, Ohio, 44012, USA
Email: Lisa.Kunkle@avient.com and Joel.Rathbun@Avient.com
marked for the attention of: Lisa Kunkle and Joel Rathbun,
with a copy (which shall not constitute formal notice) to:
Jones Day
At 250 Vesey Street, New York, New York, 10281, USA
Email: jpdougherty@jonesday.com and blstulberg@jonesday.com
marked for the attention of: James Dougherty and Ben Stulberg, or at such other address or email address as it may notify to the other Parties under this Clause 22.1. Any notice or other document sent by post shall be sent by recorded delivery post (aangetekende post met ontvangstbevestiging) (if the place of destination is the same as the country of origin) or by overnight courier (if the destination is elsewhere).
22.2    Any notice or other communication shall be deemed to have been given:
(a)    if delivered in person, at the time of delivery; or

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(b)    if sent by post:
(i)    if the place of destination is the same as its country of origin, at 10.00 a.m. on the second (2nd) Business Day after it was put into the post; or
(ii)    if its destination is elsewhere, at 10.00 a.m. (local time at the place of destination) on the fifth (5th) Business Day after it was put into the post by overnight courier; or
(c)    if sent by email, on the date of transmission, if transmitted before 5.00 p.m. (local time at the place of destination) on any Business Day and in any other case on the Business Day following the date of transmission.
22.3    In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by overnight courier (as the case may be), or that the email was properly addressed and transmitted, as the case may be.
23.    FURTHER ASSURANCES
On or after Completion, each Party shall and until Completion the Seller shall procure that each of the Target Group Companies shall, and as of Completion the Purchaser shall procure that each of the Target Group Companies shall, each at its own cost and expense, execute and do (or procure to be executed and done by any other necessary person) all such deeds, documents, acts and things as the Seller or Purchaser may from time to time require in order give full effect to this Agreement and the transactions contemplated by it.
24.    ASSIGNMENTS
24.1    Save to the extent set out in Clause 24.2, none of the Parties can assign or create an Encumbrance over any of their respective rights under this Agreement, or transfer any of their respective obligations under this Agreement, without the prior written consent of the other Parties and it is irrevocably agreed that any such (purported) action without such consent shall be null and void. Without derogating from or limitation to the Purchaser's rights under the W&I Insurance Policy, the Seller's liability under this Agreement and in relation to the transactions contemplated by this Agreement, shall terminate and the Seller shall not be liable in respect of any Claim relating to a Target Group Company as from the earlier of the moment that (i) such Target Group Company is no longer under Control of the Purchaser or (ii) the moment that any assignment or creation of Encumbrance as set out in the previous sentence has been effected or attempted to be effected without the prior written consent having been granted.
24.2    The Purchaser may:
(a)    assign or transfer any of its rights or obligations under this Agreement to one or more wholly owned subsidiaries incorporated in The United States of America or The Netherlands, provided that (i) the Purchaser shall notify the Seller as soon as practicable after the assignment and/or transfer, together with full particulars of the assignee and/or transferee and (ii) the Purchaser shall remain

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irrevocably and unconditionally liable, as primary obligor and guarantor, to the Seller for the due and punctual performance of its obligations contained in this Agreement (including for the avoidance of doubt those assigned or transferred under this Agreement to one or more wholly owned subsidiaries). The Purchaser's obligations under (ii) constitute its direct, primary, unconditional and irrevocable obligations to perform any such obligation under this Agreement, shall not be affected by any matter or thing which, but for this provision might operate to affect or prejudice those obligations, including (x) any time or indulgence granted to any member of the Purchaser's Group or any other person, (y) any amendment of this Agreement or other Transaction Document or (z) the exercise, variation, renewal or release of, or refusal or neglect to perfect or enforce any right, remedy or security against any member of the Purchaser's Group or any other person; and

(b)    charge, assign and/or otherwise grant security over the benefit of this Agreement to any bank or financial institution or security agent or other person by way of security for the purposes of the financing (or refinancing), whether in whole or in part, in respect of any transactions contemplated by this Agreement (including any additional facilities and hedging made available in connection with such financing or refinancing) or any other indebtedness of the Purchaser and/or its Affiliates, and such benefit may further be assigned to any other bank, financial institution or security agent or other person by way of security for the purposes of or in connection with any further refinancing of such indebtedness or to any person entitled to enforce such security or to any transferee under a valid enforcement of such security, provided that (i) the Purchaser shall notify the Seller as soon as practicable after the assignment and/or transfer, together with full particulars of the assignee and/or transferee and (ii) any such charge or assignment shall not increase the liability of the Seller in any way.
25.    PAYMENTS
25.1    Except to the extent otherwise expressly stated (including with respect to payment of an amount in USD equal to the EUR equivalent of the portion of the Purchase Price attributable to the Shares of DSM Protective Materials LLC), all payments to be made under this Agreement shall be made in EUR for same day value to the Seller or the Purchaser, as the case may be, as follows:
(a)    to the Seller at account as the Seller shall specify in writing at least five (5) Business Days prior to the respective payment; and
(b)    to the Purchaser at such account as the Purchaser shall specify in writing at least five (5) Business Days prior to the respective payment.
25.2    Each time a conversion needs to be performed under this Agreement to EUR from another foreign currency or from EUR to another foreign currency, such conversion is to be made at the Euro foreign exchange spot reference rates published by the ECB by the close of business on the fifth (5th) Business Day prior to the day such conversion needs to take place (for the avoidance of doubt, any portion of the Purchase Price paid in USD shall be based on the applicable conversion rate by the close of business on the fifth (5th) Business Day prior to the the Completion Date).

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25.3    Save as otherwise specifically set out in this Agreement, if a Party defaults in the payment when due of any sum payable under this Agreement, it shall pay statutory interest (wettelijke rente) at the then applicable rate in The Netherlands on that sum from the date on which payment is due until the date of actual payment (before as well after as after judgment), which interest shall accrue from day to day and be compounded monthly.
25.4    If any Party is required by law to make a deduction or withholding in respect of any sum payable under this Agreement, such Party shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the respective other Party such additional amount as shall be required to ensure that the net amount received by such other Party will equal the full amount which would have been received by such other Party had no such deduction or withholding been required to be made.
26.    COSTS
26.1    Save to the extent expressly otherwise provided in this Agreement (including Clauses 2.7, 4.3, 4.4(b), 4.7, 6.1, 7.1, 7.4, 9.5, 12.3, 13.1, 17.2, 26.2 and 26.3), or to the extent otherwise specifically agreed in writing by the Parties after the Signing Protocol Date, each Party will pay the costs and expenses incurred by it (and, in the case of the Purchaser, each member of the Purchaser's Group and, in the case of the Seller, each member of the Seller's Group) in connection with the preparation and negotiation of, entering into, and completion of, this Agreement, including in respect of their respective obligations in satisfying the Competition Condition and the other requirements for transferring the Shares, the Employees, the Transferring Activities and the Transferring IP Rights.
26.2    The Purchaser shall pay all stamp, real estate and other transfer, registration, sales and other similar non-income taxes, duties, fees, imposts, levies and charges in connection with the sale and transfer of the Shares, and the consummation of the actions contemplated by this Agreement, including those primarily due by a Target Group Company or by the Seller, in which case the Purchaser will pay an amount equal to such stamp, real estate and other transfer, registration, sales and other similar non-income Taxes, duties, fees, imposts, levies and charges to the Seller in accordance with Clause 25 of this Agreement. Seller shall, and shall cause its Affiliates to, cooperate on a reasonable basis in connection with securing or obtaining any exemption from or reduction in any such Taxes. Any income Taxes and direct or indirect capital gains Taxes due by the Seller or any member of the Seller's Group, including any Taxes due in the People's Republic of China as a result of PRC Tax Circular 7 in connection with the sale and transfer of the Shares, and the consummation of the actions contemplated by this Agreement, will be for the account of the Seller.
26.3    Any fees and costs of the Notary in connection with, or as a result of, the entering into this Agreement or the sale and transfer of the Shares shall be borne by the Purchaser.
27.    GENERAL
27.1    The receipt by the Seller's Lawyers or the Purchaser's lawyers of any sum or document to be paid or delivered to the Seller or the Purchaser, as the case may be, shall discharge the Purchaser's or the Seller's obligation to pay or deliver it to the Seller or the Purchaser, as the case may be.

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27.2    Each of the obligations, warranties and undertakings set out in this Agreement (excluding any obligation which is fully performed at Completion) shall continue to be in force after Completion and shall not be affected by the waiver of any Condition (which is permitted to be waived) or notice given by the Purchaser in respect of any Condition.
27.3    This Agreement may be executed in any number of counterparts (by exchanging scans of wet ink originals or using generally accepted digital execution platforms such as DocuSign). This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.
27.4    Except as expressly stated in this Agreement, the terms of this Agreement may be enforced only by a Party to this Agreement or a Party's permitted assigns or successors. In the event any third party stipulation (derdenbeding) contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.
27.5    If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, this shall not affect or impair:
(a)    the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or
(b)    the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.
27.6    Except as otherwise expressly provided in this Agreement, no person other than the Parties shall have any rights or benefits under this Agreement, and nothing in this Agreement is intended to confer on any person other than the Parties any rights, benefits or remedies, provided that the New Debt Financing Sources shall be express third-party beneficiaries of and shall be entitled to rely upon the Xerox Provisions and each New Debt Financing Source may enforce such provisions.
27.7    Notwithstanding anything to the contrary contained in this Agreement, each of the Parties: (a) agrees that it will not bring or support any person in any legal proceeding, or claim against any of the New Debt Financing Sources in any way relating to this Agreement or the transactions contemplated hereby in any forum other than the US federal and New York state courts located in the Borough of Manhattan within the City of New York; and (b) hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the New Debt Financing contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, (i) the Seller and the Target Group Companies and their respective Affiliates shall not have any rights or claims against any New Debt Financing Source in any way relating to this Agreement, the transactions contemplated by this Agreement, the New Debt Financing or the transactions contemplated thereby and each of the Seller's and the Target Company's subsidiaries and any of their respective Affiliates agrees not to commence any legal proceeding against any New Debt Financing Source in connection with this Agreement or the transactions contemplated by this Agreement and (ii) no New Debt Financing Source shall have any liability to the Seller, the Target Company, any of the Target Company's subsidiaries

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or any of their respective Affiliates for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided that nothing in this Clause 27.7 shall limit the liability or obligations of the New Debt Financing Sources to the Purchaser and its Affiliates (and it successors and assigns) under the Debt Commitment Letter or any definitive debt financing agreement. Further, nothing in this Clause 27.7 shall in any way limit or qualify the liabilities of the parties to the agreements related to the New Debt Financing to each other thereunder or in connection therewith.

28.    REMEDIES
28.1    Despite anything to the contrary this Agreement can only be terminated in accordance with Clauses 4.10 or 5.5.
28.2    A Party's right to terminate this Agreement, including the exercise thereof, will be in addition and without prejudice to any other rights that Party has accrued under or otherwise in connection with this Agreement up to any such termination.
28.3    Despite anything to the contrary, Clauses 5.5(c), 16.4 through 16.9, 17 (W&I Insurance), 21 (Confidentiality), 22 (Notices), 23 (Further Assurances), 24 (Assignments), 25 (Payments), 26 (Costs), 27 (General), 27.6 (Remedies), 29 (Whole Agreement), 30 (Governing Law), 31 (Dispute Resolution) and 32 (Language), together with the provisions of Clause 1 (Interpretation), Schedule 10 (Limitations of Seller's Liability) and Schedule 31 (Interpretation) will survive any termination of this Agreement. Upon termination of this Agreement in accordance with its terms all the other provisions of this Agreement shall lapse and cease to have effect and no Party shall have any claim against any other Party as a result of such termination; provided that the lapsing of those provisions shall not affect any rights or liabilities of any Party in respect of any previous breach of this Agreement.
28.4    Subject only to the express termination rights agreed in Clauses 4.10 or 5.5, to the maximum extent permitted by law, each Party irrevocably and unconditionally waives (i) its rights, if any, to, for whatever reason (including, but not limited to, reasons relating to any breach of this Agreement, COVID-19, force majeure or any unforeseen circumstances), in whole or in part (request to) annul, rescind, terminate or dissolve (including any gehele dan wel partiële ontbinding en vernietiging) this Agreement and (ii) its rights, if any, to, for whatever reason (including, but not limited to, reasons relating to any breach of this Agreement, COVID-19, force majeure or any unforeseen circumstances), invoke section 6:228 or 6:230 or 6:258 of the Dutch Civil Code in the sense that any error (dwaling) shall remain for the risk and account of the Party in error as referred to in section 6:228, subsection 2, of the Dutch Civil Code and any unforeseen circumstances (onvoorziene omstandigheden) also remain for the risk and account of the Party prejudiced thereby.
28.5    The rights of the Purchaser arising out of the provisions under Title 1 of Book 7 of the Dutch Civil Code are hereby expressly excluded (to the extent these provisions do not contain mandatory law).
28.6    The Parties acknowledge and agree that (i) they have discussed and considered the COVID-19 pandemic and the past, current and future (potential) impact of such pandemic on the Target Group Companies and the Business and (ii) neither the COVID-

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19 pandemic nor any other pandemic (including potential subsequent waves or variations of such pandemic) nor its past, current or future (potential) impact will qualify as an unforeseen circumstance (onvoorziene omstandigheid) under article 6:258 of the Dutch Civil Code, an act of force majeure (overmacht) or otherwise give any Party the right to terminate, amend, or suspend performance of this Agreement or request any court or arbitral tribunal to do the same.

28.7    In respect of any Breaches, the Purchaser's sole potential remedy and recourse shall be a Warranty Claim.
28.8    In the event of a claim for:
(a)    Additional Leakage, the only remedy for the Purchaser shall be a claim for damages or a claim for specific performance (nakoming);
(b)    breach of Clause 2.2, 6.1, 6.2, 6.3, 6.13, 9 (Wrong Pockets), 10 (Pensions and Employees), 12 (Intellectual Property Rights), 14 (Books and Records) 20.1 (Protective Covenants), 21 (Confidentiality) or 23 (Further Assurances), the only remedies for the Purchaser shall be a claim for damages or a claim for specific performance (nakoming); and
(c)    any other breach of this Agreement the only remedy for the Purchaser shall be a claim for damages.
28.9    With respect to each Transaction Document (except for the Continuing Agreements), the Seller the Purchaser acknowledge and irrevocably agree that any claim in relation to any Transaction Document shall only be filed by and against (i) Koninklijke DSM, acting on behalf of the relevant members of the Seller's Group, and (ii) the Purchaser acting on behalf of the relevant members of the Purchaser's Group, as the case may be, and the Seller and the Purchaser unconditionally and irrevocably undertake and agree to procure that their respective Affiliates do not assert any claims themselves in relation to any Transaction Document.
29.    WHOLE AGREEMENT
29.1    This Agreement (together with its Schedules and Annexes and the agreements to be concluded pursuant thereto) contains the whole agreement between the Parties relating to the transactions contemplated by this Agreement and supersedes all previous agreements, whether oral or in writing, between the Parties relating to these transactions.
29.2    If and to the extent the laws of any jurisdiction provide for more protection to the Purchaser in addition to the provisions in this Agreement (such as additional rights exercisable vis-à-vis the Seller or implied representations and warranties in addition to the Seller Warranties), the Purchaser hereby excludes or (if incapable of exclusion) irrevocably waives (afstand van recht) the right to invoke this additional protection, and the Seller hereby accepts such waiver.
29.3    This Agreement may only be amended and any provision hereof may only be waived in writing, where such amendment or waiver is signed by all the Parties. Notwithstanding the foregoing, to the extent any modification, amendment or waiver to a Xerox Provision is sought that is adverse to the rights of any of the New Debt Financing Sources, the prior written consent of the New Debt

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Financing Sources shall be required before such modification, amendment or waiver is rendered effective.

30.    GOVERNING LAW
This Agreement (including, for the avoidance of doubt, Clause 31 (Dispute Resolution)) and any contractual or non-contractual obligations arising out of or in connection to it, is exclusively governed by and shall be exclusively construed in accordance with the laws of The Netherlands.
31.    DISPUTE RESOLUTION
31.1    Except as set out in Clause 2.8 (Leakage), any dispute arising out of or in connection with this Agreement (including any dispute as to the validity of this Agreement, any questions in respect of the authority of the arbitrators and any dispute about whether a particular dispute should be referred to arbitration) will be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal will be composed of three (3) arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, The Netherlands. The language of the arbitration will be English. The arbitrators will decide according to the rules of law. Their arbitral award will not be disclosed other than to the parties to the arbitral proceedings.
31.2    Clause 31.1 shall also apply to disputes arising out of or in connection with any Transaction Document or other agreements which are connected with this Agreement, unless the relevant agreement expressly provides otherwise.
31.3    Consolidation of arbitral proceedings with other proceedings as provided for in article 1046 of the Dutch Code of Civil Procedure is excluded, except where the dispute concerns any other Transaction Document or other agreement which is connected with this Agreement.
32.    LANGUAGE
The language of this Agreement and the transactions envisaged by it is English, and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed.

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SCHEDULE 14
COMPLETION
On or before the Completion Date, the relevant Party must do, or procure to be done, the things respectively listed in relation to it or any of its Affiliates below and in the specific order in which they are required to be carried out pursuant to the below:
1.    The Purchaser shall deliver to the Seller a copy of the approval, clearance or exemption from the relevant Competition Authorities.
2.    The Purchaser shall deliver to the Seller a written confirmation of the full and correct performance of the Purchaser's obligations under Clause 7.1 of this Agreement, including evidence satisfactory to the Seller that the Purchaser has assumed, released (or procured the release of), or substituted the Seller and its Affiliates for, the guarantees included in Schedule 16 (Overview of Guarantees and Indemnities), with effect as of Completion.
3.    The Seller shall deliver to the Purchaser evidence that (i) the statements of joint liability issued under article 2:403 of the Dutch Civil Code and any similar liability statements under foreign laws relating to any of the Target Group Companies have been withdrawn and (ii) a statement in respect of article 2:404 of the Dutch Civil Code and all other filings required to terminate any residual liability in this respect, subject to the condition precedent (opschortende voorwaarde) of Completion, have been filed, in each case in accordance with Clause 7.4.
4.    The Seller shall deliver to the Purchaser:
(a)    resignation letters of the relevant board members of the Business of each of DSM Protective Materials B.V. and DSM Protective Materials International B.V., as requested by the Purchaser prior to Completion, effective as of execution of the Dutch Deeds of Transfer, or copies thereof;
(b)    shareholders' resolutions of each of DSM Protective Materials B.V. and DSM Protective Materials International B.V., to accept the resignation of the relevant board members of the Business of each of DSM Protective Materials B.V. and DSM Protective Materials International B.V. and grant them full discharge (decharge) for their activities as board members of the relevant Dutch Target Group Companies, effective as of the execution of the Dutch Deeds of Transfer, or copies thereof; and
(c)    board resolutions of each of DSM Protective Materials B.V. and DSM Protective Materials International B.V. revoking the proxies granted to such board members who are not in scope of the Business as proxy holders (gevolmachtigden) of DSM Protective Materials B.V., effective as of execution of the Dutch Deeds of Transfer, or copies thereof.
5.    The Seller shall procure that DSM IP Assets B.V. and DSM Protective Materials B.V. (and such other members of the Seller's Group to the extent required under the IP Transfer Deed), execute the IP Transfer Deed pursuant to which the legal title to the Transferring IP Rights for a purchase price of EUR 1 (one euro) shall be transferred to DSM Protective Materials B.V., all as set out in the IP Transfer Deed.

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6.    Seller shall procure that the non-disclosure agreements made by a member of the Seller's Group (other than a Target Group Company) with the other bidders in Project Masseto shall be assigned to one of the Target Group Companies.
7.    The Parties shall procure that the relevant parties to the Business Transfer Agreement execute such agreement.
8.    The Parties shall procure that the relevant parties to the Employee Transfer Agreement execute such agreement.
9.    The Transitional Services Agreement shall be entered into by the Seller or its designated Affiliate and the Purchaser and/or the relevant Target Group Companies.
10.    Regarding the membership interests in DSM Protective Materials LLC, the Seller shall deliver to the Notary and instruct him to keep in escrow, and the Notary shall thereby hold in escrow:
(a)    a copy of the US Membership Interests Transfer Instrument substantially in the form set out in Part 2 of Schedule 15 (US Membership Interests Transfer Instrument) duly executed by the respective Selling Entity and the Purchaser or such of its wholly owned subsidiaries as may be permitted under this Agreement ;
(b)    to the extent the membership interests are certificated, certificates representing all the membership interests, duly endorsed in blank or accompanied by instruments of transfer duly executed in blank, and bearing or accompanied by all requisite transfer stamps, and to the extent such membership interests are not certificated, other customary evidence of ownership held by the Seller and/or such Selling Entity of DSM Protective Materials LLC;
(c)    all of the books and records of DSM Protective Materials LLC that are held by the Seller and/or each applicable Selling Entity, including but not limited to registers evidencing the Purchaser as registered owners of the membership interests in DSM Protective Materials LLC;
(d)    resignation letters of the board members and officers of DSM Protective Materials LLC as requested by the Purchaser effective as of the Completion Date; and
(e)    a duly executed IRS Form W-9 from DSM Pharmaceuticals Inc. (being the sole member of DSM Protective Materials LLC that will transfer the Shares of DSM Protective Materials LLC to the Purchaser (or a designated Affiliate of the Purchaser) at Completion).
11.    The Seller shall deliver or make available to the Notary, with a copy to the Purchaser:
(a)    irrevocable written powers of attorney, duly signed and legalised if required by the Notary (and the legalisation confirmed by apostille, if required by the Notary), granted by the Seller, each relevant Selling Entity and the Dutch Target Companies to each (candidate) civil law notary and notarial assistant of Clifford Chance LLP, Amsterdam office, to sign and execute the Dutch Deeds of Transfer on their behalf and to register the transfer of the relevant Shares

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effected by the Dutch Deeds of Transfer in the shareholders' register of the Dutch Target Companies, or copies thereof; and

(b)    the original shareholders' registers of the Dutch Target Companies.
12.    The Purchaser shall deliver or make available to the Notary, with a copy to the Seller, an irrevocable written power of attorney, duly signed and legalised if required by the Notary (and the legalisation confirmed by apostille), granted by the Purchaser to each (candidate) civil law notary and notarial assistant of Clifford Chance LLP, Amsterdam office, to sign and execute the Dutch Deed of Transfer on their behalf, or a copy thereof.
13.    The Seller shall deliver or make available to the Notary, with a copy to the Purchaser, a confirmation by or on behalf of the Seller and each relevant Selling Entity that the Notary may proceed with the execution of the Dutch Deed of Transfer after the Seller has confirmed to the Notary that the Seller has received the Completion Amount, such confirmation in a form satisfactory to the Notary.
14.    The Purchaser shall deliver or make available to the Notary, with a copy to the Seller, a confirmation of the bank of the Purchaser according to which an amount equal to the Completion Amount without deduction or set-off from any cause of action howsoever arising has irrevocably been transferred to the Seller.
15.    The Purchaser shall deliver or make available to the Notary, with a copy to the Seller, a confirmation by or on behalf of the Purchaser that the Notary may proceed with the execution of the Dutch Deeds of Transfer, such confirmation in a form satisfactory to the Notary, once he or she has been provided with a copy of the confirmation under paragraph 14 above and only after the Seller has confirmed to have received the Completion Amount.
16.    The Notary and one or more of his or her notarial assistants shall, on behalf of the Seller, each relevant Selling Entity, the Dutch Target Companies and the Purchaser execute the Dutch Deed of Transfer and thereby transfer the relevant Shares in the Dutch Target Companies to the Purchaser, and on behalf of the Dutch Target Companies, acknowledge the transfer of the relevant Shares.
17.    The Purchaser shall procure that the transfer of the Shares of each Target Company is recorded in relevant shareholders or members register, as applicable.
18.    The Purchaser shall adopt shareholders' or members' resolutions to appoint the Purchaser's nominees as board members of the Target Group Companies (other than the Dutch Target Companies), immediately upon the execution of the relevant Transfer Instrument.
19.    The Notary shall, upon receipt of the confirmation pursuant to paragraph 14, release the documents under paragraph 10 from escrow and provide them to the Purchaser.
20.    On or promptly after the Completion Date, the Purchaser shall procure that the Notary updates the Dutch Trade Register with the relevant resignations, appointments, change in shareholder(s) and any other changes that require registration in connection with the actions pursuant to this Schedule 14 (Completion).

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SCHEDULE 31
INTERPRETATION
1.    In this Agreement:
"2021 Accounts" means:
a.    The unaudited individual accounts of DSM Protective Materials B.V.;
b.    The unaudited individual accounts of DSM High Performance Polyethylenes B.V.;
c.    The unaudited individual accounts of DSM Protective Materials International B.V.;
d.    The unaudited individual accounts of DSM ICD Participations B.V.;
e.    The audited individual accounts of Nippon Dyneema Co. Ltd;
f.    The audited individual accounts of Shandong ICD Trading Co., Ltd;
g.    The audited individual accounts of Shandong ICD High Performance Fibre Co., Ltd;
h.    The unaudited individual accounts of DSM Protective Materials LLC; and
i.    The unaudited individual accounts of Cubic Tech Corporation, as included in folder 2.2 of the Data Room;
"5-Day ITAR Notice" has the meaning given in Clause 6.9
"Accounts" means the Carve-Out Accounts and the 2021 Accounts;
"Accounts Date" means 31 December 2021;
"Acquisition Proposal" means any proposal or offer from any Person (other than Purchaser or its Affiliates) relating to any direct or indirect acquisition or purchase of all or a material portion of Target Group Companies, the JV Company, the Transferring IP Rights or the Transferring Activities, whether such transaction takes the form of a sale of equity interests, merger, reorganization, recapitalization, sale of assets or otherwise
"Additional Amount" has the meaning given in Clause 2.3(b);
"Additional Leakage" has the meaning given in Clause 2.8(b);
"Additional Leakage Notice" has the meaning given in Clause 2.8(a);
"Affiliate" means, in respect of any Person, any other Person, that is directly or indirectly Controlling, Controlled by or under common Control with the person in question. In relation to the Seller the term "Affiliate" excludes, for the avoidance of doubt, the JV Company;

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"Agreement" means this agreement including all its Schedules and Annexes;
"Allocation" has the meaning given in paragraph 11.9 of Schedule 7 (Tax);
"Anti-Corruption Laws" shall mean the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, each as amended, and all other applicable laws concerning or relating to bribery or corruption in any jurisdiction in which any Target Group Company is located or is organized.
"Annual Financial Statements" has the meaning given in Clause 6.1(b)(i);
"Approval" means any approval, authorization, or consent of, filing with, notification to or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Authority;
"Asset Revaluation Event" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Asset Sellers" means DSM Singapore Industrial Pte. Ltd., DSM South America Ltda, DSM Trading (Shanghai) Co., Ltd, DSM North America Inc., DSM Nutritional Products (UK) Ltd., DSM NL Services B.V., DSM Executive Services B.V., DSM China Ltd., DNP Brasil Ltd, DSM Nutrition Korea Ltd., DSM India Pte., Ltd., DSM Japan K.K., DSM France SA, DSM Eastern Europe LLC, DSM Pharmaceuticals, Inc.;
"Base Purchase Price" has the meaning given in Clause 2.3(a);
"Benefit" means any pension, lump sum or benefit of a similar nature provided on (early) retirement, death or disability with the exception of any benefit provided under a State Pension Scheme;
"Benefit Plans" means any Plan existing on the Completion Date to which any of the Target Group Companies contributes or has contributed, or under which any Employee, Former Employee or director of any of the Target Group Companies, or any beneficiary thereof is covered, is eligible for coverage or has beneficial rights and to which any of the Target Group Companies contributes or has contributed (and for the avoidance of doubt, when the term "Benefit Plan" is used in Schedule 5 (Seller Warranties), Clause (Employment) and Clause 10 (Pensions and Benefit Plans) such term shall not include Plans maintained in the US);
"Biomedical Business" means the identification, research and development, manufacturing, business development, sales & marketing, commercialization, licensing and other activities of DSM Biomedical B.V. and DSM Biomedical Inc. or any of its affiliates (or carried out for either of them by any other members of the Seller's Group), including (i) creating medical technologies, medical technology components and biomedical materials for use in human or veterinary clinical applications not limited to cardiovascular, dental, diabetes management, general surgery, neurology, oncology, ophthalmic, orthopaedic and wound repair therapy areas, (ii) the lease by DSM Biomedical, Inc. from DSM Protective Materials LLC of 96,000 square feet of land, being portion of certain real property having Pitt County PIN 72088, and located at 5750 Martin Luther King Jr. Highway, Greenville, North Carolina (the "Greenville Premises") and the legal title and ownership of 'Building 50' (containing approximately 25,000 square feet) which is located on the Greenville Premises and (iii) all Intellectual

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Property Rights and all Know-how (other than Registered IP Rights and Transferring IP Rights) primarily related to any of the foregoing;

"Biomedical IPR" has the meaning given in Clause 9.5.
"Breach" has the meaning given in Clause 16.3;
"Bridge" has the meaning given in Clause 2.3(a);
"Business" means the businesses carried on by the Target Group Companies, the JV Company and the Transferring Activities, the financial position and state of affairs of which is set out in the Accounts, and excluding, for the avoidance of doubt, the Excluded Business;
"Business Day" means a day (other than a Saturday or Sunday) on which banks are generally open in The Netherlands, the United States and the People's Republic of China for normal business;
"Business IT" has the meaning given thereto in paragraph 12.2 of Schedule 5 (Seller Warranties);
"Business Plan" means the business plan included in Data Room folder 2.6.2;
"Business Transfer Agreement" means the agreement included in Schedule 13 (Business Transfer Agreements);
"Business Warranties" means the Seller's Warranties set out in paragraphs 7.2 to 28 of Schedule 5 (Seller Warranties), excluding the Tax Warranties and the Fundamental Warranties;
"Carried Over Asset Revaluation Event" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Carve-Out Accounts" means the following information as set out in the Financial Vendor Due Diligence report – Final Draft (Volume I) prepared by EY Advisory Netherlands LLP dated 18 February 2022 and contained in the Data Room under reference number 2.7.1.2: (i) profit and loss information for the period "FY21" (page 45), (ii) balance sheet information as at 31 December 2021 (page 73) and (iii) cash-flow information for period "FY21" (page 88);
"Chinese Plan" has the meaning given in paragraph 1 of Schedule 17 (Pension Arrangements);
"China Transferring Activities" has the meaning given in paragraph 2 of Schedule 13 (Business Transfer Agreement);
"CIT Agreements" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Claim" means (i) a claim for a Breach or (ii) a Tax Indemnity Claim;

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"CNY" and "¥" means the renminbi, the official currency of the People's Republic of China;
"Code" means the US Internal Revenue Code of 1986, as amended;
"Competition Authorities" means each of the Governmental Authorities set forth on Annex A to this Schedule 31;
"Competition Regulators" means each of the Governmental Authorities set forth on Annex B to this Schedule 31;
"Competition Condition" has the meaning given in Clause 4.1(a);
"Completion" means completion of the sale and purchase of the Shares and the transfer of legal title in the Transferring Activities in accordance with this Agreement;
"Completion Amount" has the meaning given in Clause 2.5;
"Completion Date" means the date on which Completion is effected;
"Completion Disclosure Letter" has the meaning given in Clause 16.2;
"Confidentiality Agreement" means the confidentiality agreement entered into between the Seller and Purchaser dated November 8, 2021;
"Conditions" means the conditions (opschortende voorwaarden) to Completion of the sale and purchase of the Shares set out in Clause 4, and "Condition" means any of them;
"Contamination" means the known or unknown presence of any Dangerous Substance in the Environment;
"Continuing Agreements" has the meaning given in Clause 8.1(a);
"Control", "Controlled" or "Controlling" means:
(a)    owning, holding or controlling (directly or indirectly) more than fifty per cent. (50%) of the voting share capital of the relevant person; or
(b)    being able to direct the casting of more than fifty per cent. (50%) of the votes exercisable at general meetings (or relevant equivalent) of the relevant person; or
(c)    having the right (directly or indirectly) to appoint or remove directors (or relevant equivalent) of the relevant person holding between them a majority of the voting rights exercisable at meetings of the directors(or relevant equivalent); or
(d)    having the power (directly or indirectly) to determine the conduct of the business affairs of a person (whether through ownership or holding of any interest, by contract or otherwise);

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"Corporate Service Charges" means the corporate service charges charged by one or more members of the Seller's Group to the Target Group Companies, for which an indicative amount for the period commencing on the Effective Date and ending on the anticipated Completion Date is set out as one of the line items in Schedule 4 (Intercompany Charges);
"COVID-19" means any outbreak, or (series of) similar event(s), related to (the effects of) the COVID-19 disease;
"CP Satisfaction Date" means the date on which the last of the Conditions is to be satisfied (or, where permitted, waived) is actually satisfied (or, where permitted, waived);
"Damages Payment" has the meaning given in paragraph 7.1(a) of Schedule 10 (Limitations of Seller's Liability);
"Dangerous Substance" means any natural or artificial substance, material or waste (whether in solid or liquid form or in the form of a gas, vapour or in any other form) capable (alone or in combination) of causing harm to man or any other living organism supported by the Environment, or damaging the Environment or public health or welfare, including but not limited to controlled, clinical, special, hazardous or toxic waste, polluting, toxic or dangerous substances, contaminants, asbestos and asbestos-containing materials, petroleum and petroleum-containing or petroleum-derived materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radiation, noise, vibration, electricity and heat and any other substance, material or waste which could give rise to liability under any law, statute, regulation, code, ordinance or other legal requirement due to potentially hazardous, toxic, dangerous, harmful or deleterious characteristics or qualities;
"Data Protection Legislation" means to the extent applicable from time to time:
(a)    national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC);
(b)    the General Data Protection Regulation (2016/679) and any national law issued under that Regulation; and
(c)    any other similar national privacy law;
"Data Room" means:
(i)    the data site entitled "Masseto" operated by DataSite as were made available to Purchaser at 17 April 2022 at 23.59 CEST, the index of which is attached hereto as Schedule 9 (Disclosed Information), the Seller will procure that the data room provider provides (x) a customary 'freeze letter', dated prior to the Signing Protocol Date, to be delivered to the Purchaser within one (1) Business Day after Signing Protocol Date and (y) a digital repository containing a complete copy of such data room to be delivered to the Purchaser' lawyers as soon as reasonably possible after Signing Protocol Date to be held in escrow by such Purchaser' lawyers until Completion; and

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(ii)    the data site entitled "Masseto-restricted" operated by DataSite as were made available to Purchaser at 17 April 2022 at 23.59 CEST, the Seller will procure that the data room provider provides (x) a customary 'freeze letter', dated prior to the Signing Protocol Date, to be delivered to the Purchaser within one (1) Business Day after Signing Protocol Date and (y) a digital repository containing a complete copy of such data room to be delivered to the Purchaser' lawyers as soon as reasonably possible after Signing Protocol Date to be held in escrow by such Purchaser' lawyers until Completion, it being understood that the data in this data room shall not leave the territory of the United States of America;
"DCIT" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"DCIT Fiscal Unity" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"DDTC" means the U.S. Department of State's Directorate of Defense Trade Controls;
"Debt Commitment Letter" means the signed debt commitment letter dated 19 April 2022 delivered to the Seller on the Signing Protocol Date;
"Debt Repayment Amount" has the meaning given in Clause 3.1;
"DEM Business" means DSM's engineering materials business, consisting of the development, production and sale of thermoplastic plastics and thermoplastic elastomers used in automotive, electrical & electronics, building & construction, medical, food packaging and consumer goods;
"Disclosed Information" has the meaning given in Clause 15.2;
"Dissolution Date" has the meaning given in Clause 1.1 of Schedule 7 (Tax);
"DPM Services" means DPM Services B.V., the private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), incorporated 14 April 2022 under the laws of The Netherlands, having its official seat (statutaire zetel) in Sittard-Geleen, The Netherland, with its registered office at Urmonderbaan 22 Chemelot Gate 2 - Building 170, 6167 RD Geleen, The Netherlands and registered with the Dutch Trade Register under number 86219383;
"Drop Dead Date" has the meaning given in Clause 4.10;
"DSM Accounting Rules" means those rules and principles as set out in the Data Room with reference number 2.1.1;
"DSM IP Assets" has the meaning given in Schedule 22 (IP Transfer Deed);
"DSM Protective Materials B.V." means DSM Protective Materials B.V., the private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), under the laws of The Netherlands, having its official seat (statutaire zetel) in Geleen, with its registered office at Sittard-Geleen and registered with the Dutch Trade Register under number 14039048;

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"DSM Protective Materials International B.V." means DSM Protective Materials International B.V., the private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, having its official seat (statutaire zetel) in Heerlen, with its registered office at Het Overloon 1, 6411TE Heerlen and registered with the Dutch Trade Register under number 14101198;
"DSM Protective Materials LLC" means DSM Protective Materials LLC, a Delaware limited liability company;
"DSM Restricted- and Performance Share Unit Plan" means the Royal DSM N.V. Restricted- and Performance Share Unit Plan;
"DSM Singapore" has the meaning given in Clause 6.10;
"Due Diligence Investigation" has the meaning given in Clause 15 (Due Diligence Investigation);
"Dutch Deeds of Transfer" means the notarial deeds of share transfer to be executed by the Notary substantially in the form set out in Part 1 of Schedule 15 (Share Transfer Instruments);
"Dutch Fiscal Unity Decree" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Dutch Group Companies" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Dutch Target Companies" means DSM Protective Materials B.V. and DSM Protective Materials International B.V.;
"DVAT" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"DVAT Fiscal Unity" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"DVAT Group Companies" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"DVAT Settlement Period" has the meaning given in paragraph 10.3 of Schedule 7 (Tax);
"DVATA" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"ECB" means the European Central Bank;
"Economic Sanctions Law" has the meaning given in paragraph 17.2 of Schedule 5 (Seller Warranties);
"Effect" shall mean any change, effect, development, circumstance, condition, state of facts, event or occurrence;
"Effective Date" means 00h01 CEST on 1 January 2022;

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"Employee Incentives" means incentives payable to Employees pursuant to the DSM starX incentive plan and the DPM loyalty and recognition bonus and the change in control bonus plan in relation to the transactions contemplated by this Agreement;
"Employee Provision" means provisions made by the DSM NL Services B.V. or DSM Executive Services B.V. with regard to payments to be made to or with respect to any of the employees who are employed by DSM NL Services B.V. or DSM Executive Services B.V. and working, as at the 31 December 2021, for any of the Target Group Companies with activities in The Netherlands in relation to: (i) the accrued value of the one-time payment at retirement (as regulated in the applicable collective labour agreement), (ii) the accrued value of jubilee payments, (iii) the accrued value of holidays and (iv) the accrued value of payments as regulated in or related to any applicable collective labour agreement and/or regulation book, all of the foregoing insofar as provided for in the accounts of DSM NL Services B.V. or DSM Executive Services B.V. as at 31 December 2021 in accordance with the DSM Accounting Rules;
"Employee Refusal" has the meaning given in Clause 10.7;
"Employee Transfer Agreements" means the agreements attached hereto as Schedule 19 (Employee Transfer Agreements);
"Employee Transfers" has the meaning given in Schedule 24 (Permitted Actions);
"Employees" means the individuals who are employed or who have in the ordinary course been offered employment immediately prior to Completion (i) by any of the Target Group Companies or by any member of the Seller's Group in connection with the Transferring Activities or (ii) by any member of the Seller's Group and in the ordinary course seconded to or otherwise deployed for 75% or more of their working time to any of the Target Group Companies, each as exhaustively listed (on an anonymous basis) in Schedule 18 (Employees) as "in-scope employees", which overview shall be updated by the Seller as per the Completion Date taking into account, ordinary course terminations and new hires since the date(s) to which Schedule 18 (Employees) was prepared; provided, however, in no event will "Employees" include employees in any jurisdictions other than those referred to in Clause 10 (Employees).
"Employment Liability" and "Employment Liabilities" means any Termination Costs, award, claim, compensation, costs, obligation, liability, damages, expenses, fine, loss, order, penalty or payment arising or (to be) incurred or (to be) made, in each case in relation to one or more Employees or Former Employees;
"Encumbrance" means any charge, pledge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal, other third-party security interest of any kind, or any easement, restriction, or covenant (other than such as would not materially and adversely affect the use of any property so encumbered) or any agreement to create any of the foregoing;
"Enforceability Exceptions" means any laws relating to bankruptcy, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar laws relating to or affecting creditors' rights generally;

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"Environment" means all or any of the following: air (including the air in buildings), water (including water bodies, surface water, groundwater, drinking water, water under or within land or in drains or in sewers), soil, soil gas, land, biota, natural resources, stream sediments, buildings and installations or other man-made structures;
"Environmental Law" means all statutes, applicable law, common law, regulations, codes, ordinances, binding orders and agreements and other legal requirements concerning the protection of human health or the Environment or the generation, transportation, storage, treatment, presence, manufacturing, sale, distribution, recycling, use, handling, importation, exportation, labelling, processing, control, clean up or disposal of or exposure to a Dangerous Substance;
"Environmental Permit" means any authorisation, licence, permit and consent required from any Governmental Authority under any Environmental Law to operate the Business or to own or use any assets of any Target Group Company;
"ERISA" means the U.S. Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, as well as any rules and regulations promulgated thereunder, as from time to time in effect;
"ERISA Affiliate" means any corporation or trade or business (whether or not incorporated) which is treated with Seller or prior to Completion with the Target Group Companies as a single employer within the meaning of Section 414 of the Code or Section 4001(b) of ERISA;
"Equivalent Employment Terms Offer" has the meaning given to it in Clause 10.1(b);
"Euro", "euro", "€" and "EUR" each means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the EC Treaty;
"Event" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Excess Recovery" has the meaning given in paragraph 7 of Schedule 10 (Limitations of Seller's Liability);
"Excluded Business" means any business of the Seller or its Affiliates (other than the Business), including the Biomedical Business (including the Biomedical IPR) and the DEM Business;
"Excluded Employee Incentives" means any amounts payable under the DSM Restricted- and Performance Share Unit Plan, the DSM Restricted Share Unit Plan, the Staff Option Plan or other equity-based arrangement in connection with the transactions contemplated by this Agreement, or the amount payable under any Employee Incentive to the extent such amount exceeds the amounts disclosed for such Employee Incentive in folders 14.3 of the Data Room;
"Excluded Subsidiaries" means any Affiliate of Seller other than the Target Group Companies and the JV Company;
"Expert" has the meaning given in paragraph 12.3 of Schedule 7 (Tax);

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"Facilities Agreement" means such facilities as are contemplated in the Debt Commitment Letter;
"Fairly Disclosed" means disclosed in the Disclosed Information with sufficient detail to enable a reasonable and professional purchaser (taking into account its industry knowledge in respect of the Business) with the assistance of professional advisers to make a reasonably informed assessment of the facts, matters or information concerned and their nature and effect, where matters that appear from a prima facie review of the Disclosed Information shall in any event be deemed Fairly Disclosed;
"Final Post-Effective Date Results" has the meaning given in paragraph 6.4 of Schedule 7 (Tax);
"Final US Post-Effective Date Result" has the meaning given in paragraph 11.3 of Schedule 7 (Tax);
"Fraud" means fraud (bedrog) in accordance with article 3:44 of the Dutch Civil Code;
"Former Employees" means the individuals who were employed by (i) any of the Target Group Companies or (ii) any member of the Seller's Group and in the ordinary course seconded to or otherwise deployed for 75% or more of their working time to any of the Target Group Companies, but in each case who's employment has terminated prior to the Completion Date;
"Fundamental Warranties" means the Seller's Warranties set out in paragraphs 1 to (and including) 7.1 and paragraph 7.8 of Schedule 5 (Seller Warranties);
"GAAP" means U.S. Generally Accepted Accounting Principles;
"Government Contract" means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, task order, delivery order or other similar arrangement, of any kind, including all modifications, options and extensions, between the Company or any of its Subsidiaries, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor (or lower tier subcontractor) with respect to any contract of a type described in clauses (a) or (b) above, on the other hand;
"Governmental Authority" means, to the extent it has jurisdiction in respect of the relevant matter, any federal, state, local, provincial, foreign or international court, tribunal, judicial, legislative, executive, regulatory or competition authority or any other governmental authority in any jurisdiction, including of the European Union, or any authority exercising executive, legislative, judicial, regulatory, or administration functions of or pertaining to government;
"Greenville Expansion Property" means an approximate 303 acre plot of land located at 5900 Martin Luther King Jr. Highway, Greenville, North Carolina, constituting a portion of New Lot 4 as shown on plat of survey entitled "DSM Pharmaceuticals Inc. Exempt Subdivision and Minor Alteration Plat" prepared by John A. Edwards & Company Consulting Engineers dated 17 February 2014 and recorded 7 March 2014 in Map Book 77, Page 126-129, Pitt County Registry, and forming a portion of Pitt County,

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North Carolina Tax Parcel ID 81987;, as depicted on Schedule 28 (Greenville Expansion Property Diagram) attached hereto and made a part hereof;

"Greenville Property Seller" means DSM Pharmaceuticals Inc., a Delaware corporation, successor by merger with Catalytica Pharmaceuticals, Inc., a Delaware corporation;
"Greenville Transfer Agreement" means the instrument substantially in the form included in Schedule 29 (Greenville Transfer Agreement) for the sale, purchase and transfer of the Greenville Expansion Property;
"Group" means, in relation to any person, such person and its Affiliates;
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
"IFRS" means the accounting principles and practices of the International Accounting Standards Board;
"IHC" has the meaning given in Clause 7.6;
"Independent Expert" has the meaning given in 2.8(d);
"Intellectual Property Rights" or "IP Rights" means any and all intellectual or industrial property rights anywhere in the world, including patent rights, model rights, rights in layout-designs (topographies) of integrated circuits, rights to trade secrets and know-how, design rights, copyrights, neighbouring rights, database rights or other rights in compilations of data, trademark rights, rights in trade names, logos and internet domain names, and any and all rights of a similar nature, whether (i) now known, contemplated or unforeseen, (ii) having a statutory basis or existing under equity, common law or otherwise, (iii) registered or unregistered, and in each case including all applications for any of such rights, as well as rights to apply for any such intellectual or industrial property rights (including renewals and extensions), anywhere in the world;
"Interim Financial Statements" has the meaning given in Clause 6.1(b)(i);
"Interim Period" has the meaning given to it in Clause 2.7;
"Intragroup Loans" means the loans granted by a member of the Seller's Group to a member of the Target Group as set out in Schedule 26 (Intragroup Loans);
"IP Transfer Deed" has the meaning given in Schedule 22 (IP Transfer Deed);
"ITAR" means the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130;
"IT Systems" means the computer hardware, software, network infrastructure and network equipment that are material to conducting the business of each Target Group Company as conducted at the date of this Agreement;
"JTC" has the meaning given to it in Clause 6.9;

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"JV Company" means Nippon Dyneema Co. Ltd. Further details of which are listed in Part 3 (JV Company) of Schedule 1 (Particulars of Target Group Companies);
"JV Participation" means the 50% participation in the JV Company held by DSM Protective Materials B.V.;
"Key Employee" means the persons referred to (on an anonymous basis) in Data Room file 14.3.1.1;
"Know-how" means irrespective of whether and in what manner it has been memorialised: know-how, technology, specifications, technical drawings, formulas, recipes, trade secrets, business secrets, practical financial, technical and business knowledge, experience and ability, including in the areas of management, marketing, sales, manufacturing, business engineering, operating, test and quality control, in each case: to the extent this information, and the materials mentioned therein, (a) are secret in the sense that they are not, as a body or in the precise configuration and assembly of their components, generally known among or readily accessible to persons within the circles that normally deal with the kind of information in question and (b) have commercial value because they are secret;
"Leakage" or "Leakage Amount" means any of the following to the extent occurring in or attributable to the period commencing on the Effective Date and ending on Completion:
(a)    an amount equal to the aggregate of all Corporate Service Charges paid or payable by any Target Group Company to any member of the Seller's Group;
(b)    the amount of any and all dividends or other distributions or payments in respect of share capital or other equity securities, declared, made, made payable or paid, whether by way of dividend, redemption, repayment, capital reduction or otherwise, in each case whether in cash, stock or in kind, paid or made by any Target Group Company to any member of the Seller's Group (other than another Target Group Company);
(c)    an amount equal to any and all payments (including any payment of interest or fees) made and the value of any assets transferred by any Target Group Company in favour of any member of Seller's Group (or any of its direct or indirect shareholders), to the extent not transferred for an at arm's length consideration;
(d)    an amount equal to the amount of any indebtedness of any kind that is incurred by any of the Target Group Companies to (or for the benefit of) any member of Seller's Group (or any of its direct or indirect shareholders), to the extent not incurred at an arm's length consideration;
(e)    an amount equal to the amount of any indebtedness or liabilities of any kind owed by any member of Seller's Group (or any of its Affiliates), other than in respect of any indebtedness or liabilities in respect of which one of the Target Group Companies is the principal debtor, which is assumed or indemnified (to the extent such indemnity results in any obligation to pay) by any of the Target Group Companies, to the extent not incurred at an arm's length consideration;

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(f)    an amount equal to any break fees plus any prepayment fees or similar payments plus any related costs and expenses (including the fees and expenses of lawyers) incurred by the Target Group Companies in connection with the terminating or repayment of any existing debt facilities or other finance arrangements (not including (foreign exchange) hedging arrangements as referred to in Clause 7.10) of the Target Group Companies or the releasing of any security over any assets of any of the Target Group Companies, all to the extent any of these items are paid or payable by any of the Target Group Companies, in connection with the transactions contemplated in this Agreement;
(g)    an amount equal to all other fees, costs and expenses (including the fees, costs and expenses of external lawyers, accountants, brokers, finders, financial and other external advisers) incurred or reimbursed by, or charged to any of the Target Group Companies in relation to the transactions contemplated by this Agreement, except for (i) the salary costs of any personnel of any of the Target Group Companies in the ordinary course, (ii) incentives, awards, or grants payable to Employees pursuant to or triggered by the transactions contemplated by this Agreement as disclosed in Data Room folder 14.3.4 and (ii) any directly related costs and any directly related disbursements incurred in connection with the involvement of such personnel in connection with the transactions contemplated in this Agreement (for the avoidance of doubt other than payments as meant in (h) below);
(h)    an amount equal to the liabilities associated with the Excluded Employee Incentives;
(i)    an amount equal to the amount of any indebtedness or obligation of any kind owed by any member of the Seller's Group (other than a Target Group Company) to any of the Target Group Companies, the payment of which is forgiven, waived or discounted by the relevant Target Group Company;
(j)    an amount equal to the amount of any liability or obligation of any kind owed by any member of the Seller's Group (other than a Target Group Company) which is assumed by any Target Group Company or in respect of which any Target Group Company provides any guarantees, indemnities or other collateral which is not released at or prior to Completion;
(k)    an amount equal to any Liability to the Target Group Companies or the Business relating to or arising out of the matters set forth in Clause 7.10 (including any amount that is Fairly Disclosed);
(l)    the agreement or undertaking by any Target Group Company to do any of the matters set out in paragraphs (a) to (k) above; or
(m)    any amount of Tax paid or payable by any Target Group Company with respect to any of the matters referred to in paragraphs (a) to (l) above;
but in each case excluding any Permitted Leakage;
"Leakage Dispute Notice" has the meaning given in Clause 2.8(c);

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"Leased Property" means the real estate properties of which a short description is included in Annex 2 Part B – Leased Properties;
"Liabilities" means all debt, liabilities, guarantees, actions, duties and obligations of every description, whether deriving from contract, law or otherwise, whether known or unknown, reported or unreported, whether arising in the ordinary course of business or otherwise (including through intent, wilful recklessness, negligence, fraud or other violation of law), present or future, actual or contingent, ascertained or unascertained, disputed or undisputed and whether owed or incurred severally or jointly or as principal or surety and "Liability" means any one of them or the relevant one of them, as the context requires;
"Licences" means all permits, consents, orders, authorisations, notices, certificates, registrations, exemptions, instructions, decrees, and other approvals issued by any Governmental Authority required to own and/or to operate its assets and/or to carry on the Business and the business of any Target Group Company (and each individually referred to as "License");
"Marketing Period" means the period of 15 consecutive Business Days after the date of this Agreement throughout and at the end of which (a) Purchaser shall have all of the Required Information and (b) the Conditions shall be satisfied and nothing has occurred and no condition exists that would cause any of the Conditions to fail to be satisfied assuming Completion were scheduled at any time during such period; provided that (i) November 25, 2022 shall not constitute a Business Day (but for the avoidance of doubt, the exclusion of such date shall not restart the Marketing Period), (ii) if the Marketing Period has not been completed on or prior to August 19, 2022, such 15 consecutive Business Day period shall not commence prior to September 6, 2022, (iii) if the Marketing Period has not been completed on or prior to December 16, 2022, such 15 consecutive Business Day period shall not commence prior to January 3, 2023, and (iv) the Marketing Period shall not be deemed to have commenced if, prior to the Completion Date, (w) the Interim Financial Statements included in the Required Information become stale under Regulation S-X, in which case the Marketing Period shall not be deemed to commence unless and until the earliest date on which Seller has furnished Purchaser with updated Required Information, (x) the auditor of the Seller, shall have withdrawn in writing its audit report with respect to any of the Annual Financial Statements, in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, a new audit report is issued with respect to such financial statements by the auditor of the Seller, or another nationally-recognized independent public accounting firm, (y) any of the historical financial statements of the Business that are included in the Required Information shall have been restated or Seller shall have publicly announced that a restatement of any historical financial statements of the Business is required, or the board of directors (or similar governing body) of Seller shall have determined to restate historical financial statements of the Business, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the board of directors (or similar governing body) of Seller subsequently concludes that no such restatement shall be required in accordance with IFRS or GAAP, as applicable, or (z) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Business, necessary in order to make the statement contained in the Required Information, in the light of the

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circumstances under which it was made, not materially misleading, the Marketing Period shall not be deemed to commence unless and until the Required Information is updated or supplemented such that it does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Business, necessary in order to make the statement contained in the Required Information, in the light of the circumstances under which it was made, not materially misleading. If Seller reasonably believes (in good faith) that the Marketing Period has commenced, it may deliver to Purchaser a written notice to that effect (stating when it believes such period commenced), in which case, the "Marketing Period" shall be deemed to have commenced on the date specified in such notice, unless Purchaser reasonably believes (in good faith) that the Marketing Period has not commenced and, within five Business Days after the delivery of such notice by Seller, Purchaser delivers a written notice to Seller to that effect (stating with specificity why the Marketing Period has not commenced and when it reasonably expects that the Marketing Period will commence);

"Local Bonus Plan" means a profit-sharing scheme or result-based cash payment stemming from (i) a collective labor agreement or (ii) a regular annual performance-based cash payment applicable to Employees, in each case to the extent Fairly Disclosed in folders 6, 12 and 16.15 of the Data Room;
"Loss" means any losses, costs, expenses, damages or Liabilities;
"LVDDR" means the legal vendor due diligence report prepared by Clifford Chance LLP dated February 24, 2022, as Fairly Disclosed;
"Material Adverse Effect" means any Effects that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets, liabilities, condition (financial or otherwise), business or results of operations of the Business, taken as a whole, or (b) the ability of Seller (or the applicable Selling Entities) to consummate the transactions contemplated by this Agreement in a timely manner; provided, however, that with respect to clause (a) no Effect, to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect: (i) any changes or global economic conditions including as a result of any pandemic (other than COVID-19), epidemic or disease outbreak, (ii) conditions (or changes therein) in any industry or industries or market in which the Business operates, (iii) general legal, Tax and/or regulatory conditions affecting financial, credit or capital market conditions, or (iv) Effects arising out of changes in geopolitical conditions, acts of terrorism (other than cyber-terrorism) or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the Signing Protocol Date (other than any of the foregoing to the extent that it (x) causes any direct damage or destruction, or renders physically unusable or inaccessible, any facility or property of the Business or (y) adversely impacts the Business in a disproportionate manner relative to other participants in the industry of the Business);
"Material Agreements" has the meaning given thereto in paragraph 11.1 of Schedule 5 (Seller Warranties);
"Material Customers and Suppliers" has the meaning given in paragraph 24.1 of Schedule 5 (Seller Warranties);

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"Merger Control Filing(s)" has the meaning given to it in Clause 4.1(a);
"Net Present Value" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"New Debt Financing" has the meaning given in Clause 6.1;
"New Debt Financing Agreements" has the meaning given in Clause 6.1(b)(v)
"New Debt Financing Sources" means the Persons (including the Purchaser Lenders) that have committed to provide the New Debt Financing, any debt being issued in lieu of any portion of the New Debt Financing or any Alternative Debt Financing in connection with the Transactions pursuant to the Debt Commitment Letter, or have otherwise entered into agreements in connection with the New Debt Financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates' respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns;
"New Finance Documents" has the meaning given in Clause 19.1(a);
"NISPOM" has the meaning given in paragraph 27.3 of Schedule 5 (Seller Warranties);
"NL TUPE Employees" means the Employees employed by DSM NL Services B.V. and DSM Executive Services B.V., that at the Employee Transfer Date are seconded to or otherwise deployed for 75% or more of their working time to any of the Target Group Companies;
"Nominee" has the meaning given in Clause 2.8(d)(i);
"Notary" means a Dutch civil law notary (notaris) of Clifford Chance LLP;
"Opening Balance Sheet" has the meaning given in Clause 6.3 of Schedule 7 (Tax);
"Order" means any award, decision, injunction, judgment, ruling or verdict entered, issued, made or rendered by any Governmental Authority;
"Organisational Documents" means the organisational or constitutional documents in respect of a person, including: (i) the articles of association and memoranda of association, by-laws, board rules or regulations, policies adopted by the board and the like; and (ii) joint venture agreements, shareholders' agreements or any similar type of agreement, in each case as the same may be amended from time to time;
"Owned Property" means the real estate properties of which a short description is included in Annex 2 Part A – Owned Properties;
"Party" and "Parties" has the meaning given in the Preamble to this Agreement;
"PDN" has the meaning given in paragraph 1 of Schedule 17 (Pension Arrangements);
"PDN Plans" has the meaning given in paragraph 1 of Schedule 17 (Pension Arrangements);

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"Pension Plan" has the same meaning as in paragraph 1 of Schedule 17 (Pension Arrangements) and, for the avoidance of doubt, when the term "Pension Plan" is used in Schedule 5 (Seller Warranties) Clause 20 (Employment) and Clause 21 (Pensions and Benefit Plans) such term shall not include Pension Plans maintained in the US;
"Permitted Encumbrance" means (i) any third-party right consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which are not being violated by the current use of the property and which do not materially interfere with the use of the property in the Business, (ii) any customary mechanic's, workmen's, materialmen's, carrier's, repairer's, warehousemen's, supplier's and similar other third-party rights arising or incurred in the ordinary course, (iii) retention of title arrangements arising in the ordinary course and/or (iv) third-party rights on any leased property used by the Business in favour of the landlord of such leased property, whether contractual, statutory or otherwise;
"Permitted Leakage" has the meaning given in Clause 2.7;
"Personal Data" has the meaning given in paragraph 18.1 of Schedule 5 (Seller Warranties);
"Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, commission, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, plan, practice, policy or arrangement in place at the Signing Protocol Date;
"Post-Effective Date Loss" has the meaning given in paragraph 6.1(b) of Schedule 7 (Tax);
"Post-Effective Date Profit" has the meaning given in paragraph 6.1(a) of Schedule 7 (Tax);
"Post-Effective Date Result" has the meaning given in paragraph 6.1 of Schedule 7 (Tax);
"Potential Liability" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"PRC Target Group Company" means each of Shandong ICD Trading Co. Ltd and Shandong ICD High Performance Fibre Co. Ltd;
"PRC Tax Circular 7" has the meaning given in paragraph 14.1 of Schedule 7 (Tax);
"Project East Grant" means the grant related to Project East as described on page 48 (or 136) of the financial and tax vendor due diligence report prepared by EY dated February 18, 2022.
"Purchase Price" has the meaning given in Clause 2.3;
"Purchaser" has the meaning given to it in the heading to this Agreement;
"Purchaser Liability" has the meaning given in Clause 1.1 of Schedule 7 (Tax);

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"Purchaser's Group" means the Purchaser and each of its Affiliates from time to time including as of Completion each of the Target Group Companies;
"Purchaser Lenders" has the meaning given in Clause 19.1 (a);
"Purchaser Relief" has the meaning given in Clause 1.1 of Schedule 7 (Tax);
"Purchaser's Group" means the Purchaser and each of its Affiliates from time to time including as of Completion each of the Target Group Companies;
"Reduced Amount" has the meaning given in Clause 16.4(b)(ii);
"Registered IP Rights" has the meaning given in paragraph 12.1(a) of Schedule 5 (Seller Warranties);
"Required Information" has the meaning given in Clause 6.1(b)(i);
"Relevant Periods" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Regulation S-X" means Regulation S-X promulgated by the SEC;
"Release" means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing, depositing or dumping of a Dangerous Substance on or into the Environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Dangerous Substance) and any condition that results in the exposure of a person to a Dangerous Substance;
"Relevant Costs" has the meaning given in Clause 10.12(c);
"Relief" means any loss, allowance, credit, relief, deduction or set-off in respect of, or taken into account, or capable of being taken into account, in the calculation of a liability to, Tax, any right to a repayment of Tax or any relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise;
"Representatives" means, with respect to any person, that person's managing directors (or local equivalent), supervisory directors (or local equivalent), officers, employees, consultants, advisers and agents;
"Resources" has the meaning given thereto in paragraph 22.1 of Schedule 5 (Seller Warranties);
"Retention Period" means the period of ten (10) years commencing at the end of the calendar year in which the relevant information was created;
"Sanctioned Territory" means any country or other territory subject to a general export, import, financial or investment embargo under any Economic Sanctions Law (including, but not limited to, Iran, Syria, Sudan, Cuba, North Korea and the Donetsk's People Republic, Luhansk People's Republic, and Crimea regions of Ukraine);
"Sanctions and Export Control Laws" has the meaning given in paragraph 17.2 of Schedule (Seller Warranties);

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"SEC" means the U.S. Securities and Exchange Commission;
"Section 1.1502-36(d)(6) Election" has the meaning given in paragraph 11.1 of Schedule 7 (Tax);
"Section 338(h)(10) Election" has the meaning given in paragraph 11.1 of Schedule 7 (Tax);
"Securities Act" means the U.S. Securities Act of 1933;
"Seller" has the meaning given to it in the heading to this Agreement;
"Seller Marks" has the meaning given in Clause 12.4(b);
"Seller Group Taxes" has the meaning given in paragraph 2(b) of Schedule 7;
"Seller US Benefit Plans" has the meaning given in Clause 10.14;
"Seller Warranties" means the representations and warranties given by the Seller as set forth in Schedule 5 (Seller Warranties);
"Seller's Conduct Matters" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Seller's Funding" has the meaning given in Clause 3.1(b);
"Seller's Global Insurance Policies" has the meaning given to the term in Clause 13.1;
"Seller's Group" means the Seller and any and all of its subsidiaries from time to time but excluding the Target Group Companies and the JV Company;
"Seller's Group Tax Payable" means an amount equal to the Dutch corporate income Tax, excluding deferred corporate income Tax, or VAT, attributable to any Target Group Company and payable by any member of the Seller's Group to any Target Group Company in connection with the relevant Target Group Company and relevant member of the Seller's Group being part of the same fiscal unity for Dutch corporate income Tax or VAT purposes;
"Seller's Group Tax Receivable" means an amount equal to the Dutch corporate income Tax, excluding deferred corporate income Tax, or VAT, attributable to any Target Group Company and payable by any Target Group Company to any member of the Seller's Group, in connection with the relevant Target Group Company and relevant member of the Seller's Group being part of the same fiscal unity for Dutch corporate income Tax or VAT purposes;
"Seller's Lawyers" means Clifford Chance LLP of Droogbak 1A, 1013 GE Amsterdam, The Netherlands or such other lawyers as the Seller may nominate from time to time;
"Selling Entities" means the Seller, DSM Nederland B.V., DSM Pharmaceuticals Inc., and the Asset Sellers and "Selling Entity" means any of them;
"SG Employee Offer Expiry Date" has the meaning given in Clause 10.12(b);

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"SG Employee Refusal" has the meaning given in Clause 10.12;
"Share Transfer Instruments" means the Dutch Deeds of Transfer and the US Membership Interests Transfer Instrument;
"Shares" has the meaning given in Recital (A);
"Signing Protocol" means the signing protocol entered into on 19 April 2022 in relation with the transactions contemplated by this Agreement;
"Signing Protocol Date" means the date of the signature of the last Party to execute the Signing Protocol in connection with this Agreement;
"Singapore Lease Agreement" means collectively, (i) the letter dated 7 September 2011 from JTC in respect of the offer relating to the land at Private Lot A3000225 at Tuas Avenue 16, also known as Government Survey Lot 1024M Mukim No. 07 and situated in the Republic of Singapore (the "Singapore Facility"); (ii) the eStatement letter dated 7 September 2011 from JTC; (iii) the memorandum of lease registered with the Singapore Land Authority as Instrument No. IB/293564T; and (iv) the lease registered with the Singapore Land Authority as Instrument No. IE/888254P, as the same may be amended, supplemented, extended or restated from time to time;
"Singapore Technical Center" means the technical centre for ballistic testing located in Singapore operated by DPM Singapore Industrial Pte Ltd.;
"Singapore Transferring Activities" has the meaning given in paragraph 2 of Schedule 13 (Business Transfer Agreement);
"Singapore TUPE Employees" means the Employees employed by DSM Singapore Industrial Pte Ltd in the Transferring Activities, as listed in Schedule 18 (Employees);
"State Pension Scheme" means each and every arrangement providing for a pension, health or social security benefit to which the Target Group Companies or member of Seller's Group in relation to Employees are by law required to contribute;
"Straddle Period" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Subsidiaries" means the (direct or indirect) subsidiaries of the Target Companies listed in Part 2 of Schedule 1 (Particulars of Target Group Companies);
"Subsidiary Shares" means the issued and outstanding share capital (or local equivalent) of each of the Subsidiaries;
"Target Company" and "Target Companies" have the meanings given in Recital (A);
"Target Group" and "Target Group Companies" means the Target Companies and their Subsidiaries;
"Target Group Marks" has the meaning given in Clause 12.4(d)(i);
"Target Know-how" means all material Know-how which relates to the Business and the business operations of a Target Group Company (including procurement, research

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and development, production, information technology, quality management, marketing, logistics, sales and distribution and customer relations) and which is generally not known to the public;

"Target US Benefit Plans" has the meaning given in Clause 10.14;
"Tax" or "Taxation" means all form of taxation and any levies, duties, imposts, social security charges, health security contributions, any other contributions or charges and withholdings of any nature whatsoever, whether direct or indirect, including corporate income tax, wage withholding tax, social security premium, value added tax, premiums or other contributions, consumption taxes, environmental taxes, (real estate) transfer tax, dividend withholding tax, property tax, capital tax, energy tax, waste tax, escheat or abandoned or unclaimed property obligations, import, export, custom and other duties, and any repayment of unlawful state aid in relation to any of the foregoing items, as well as any payments required to be made under any contract or other agreement in relation to tax, and whether disputed or not and regardless of whether any of the foregoing items are chargeable directly or primarily against or attributable directly or primarily to any Target Group Company or to any other person and of whether any amount in respect of any of them is recoverable from any other person, and including all penalties, additions, interest, damage, fines, costs and expenses relating to any of them;
"Tax Authority" has the meaning given in paragraph 1.1 of Schedule 7 (Tax)
"Tax Benefit" means (i) any Tax refund actually received by a Group Company, the Purchaser, or any Affiliate of the Purchaser (ii) any actual reduction of Tax due by a Group Company, the Purchaser, or any Affiliate of the Purchaser, and (iii) the Net Present Value of any future Relief arising to, a Group Company, the Purchaser or any Affiliate of the Purchaser, including, but not limited to, a Relief in the form of additional depreciation or amortisation allowances;
"Tax Claim" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Tax Liability" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Tax Indemnity" means the indemnity set out in paragraph 2 of Schedule 7 (Tax);
"Tax Indemnity Claim" means any claim under paragraph 2 of Schedule 7 (Tax);
"Tax Report" has the meaning given in paragraph 14.1 of Schedule 7 (Tax);
"Tax Return" means any return, declaration, report or information return relating to Tax, including any schedule or attachments thereto;
"Tax Warranties" means the Seller Warranties in paragraph 14 of Schedule 5 (Seller Warranties), and "Tax Warranty" means any one of them;
"Termination Costs" means all termination and redundancy cost and liabilities arising under contract or statute, including, but not limited to, entitlements to enhanced redundancy payments and liabilities connected to collective redundancy consultation obligations;

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"Third Party Claim" has the meaning given in paragraph 5.1 of Schedule 10 (Limitations of Seller's Liability);
"Third Party Consents" means all consents, licences, approvals, permits, authorisations, waivers or cooperation required from third parties not Affiliates of the Seller, including the waiver of pre-emptive rights, in respect of the sale and transfer or assignment to the Purchaser of the Shares, and "Third Party Consent" means any one of them or the relevant one of them;
"Third Party Sum" has the meaning given in paragraph 7.1(b) of Schedule 10 (Limitations of Seller's Liability);
"Trademark License Agreement" means the trademark license agreement entered into between DSM Protective Materials B.V., DSM IP Assets B.V., DSM Biomedical B.V. and DSM Biomedical Inc.;
"Transaction" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"Transaction Documents" means this Agreement, the Transitional Services Agreement, the Employee Transfer Agreement, the Business Transfer Agreement, the Transfer Instruments, and the Greenville Transfer Agreement;
"Transferring Activities" has the meaning set forth in the Business Transfer Agreement;
"Transfer Instruments" means the Share Transfer Instruments, the Employee Transfer Agreements and the IP Transfer Deed;
"Transferring IP Rights" means the Intellectual Property Rights set out in Schedule 21 (Overview of Transferring IP Rights);
"Transitional Services" has the meaning given in Clause 11 (Transitional Services);
"Transitional Services Agreement" has the meaning given in Clause 11 (Transitional Services);
"TUPE Employees" means NL TUPE Employees and the Singapore TUPE Employees jointly, as listed in Schedule 18 (Employees);
"USCIT" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"US Consolidated Group" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"USA Plans" has the meaning given in paragraph 1 of Schedule 17 (Pension Arrangements);
"US Employee" means any Employee of a US Target Group Company or other US member of the Seller's Group and includes such of those employees who are on an approved leave of absence including those employees on short-term disability or worker's compensation leave at the Completion Date;

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"US Employee Plan" means each Benefit Plan or other bonus, incentive compensation, equity-based, deferred compensation, pension, profit sharing, commission, retirement, fringe benefit, insurance coverage, health, medical or dental benefits, employee assistance programme, disability benefits, paid time off, severance or salary continuation benefits and post-employment or retiree benefits, equity-based reward plan and other employee compensation or benefit plan, practice, policy, fund, or arrangement, including, without limitation, any "employee benefit plan" as defined in Section 3(3) of ERISA, (i) which is sponsored, maintained, administered or contributed to by any US Target Group Company, (ii) under which any US Employee or any Former Employee of a US Group Company or US member of Seller's Group is (or will be) entitled to any benefit or (iii) with respect to which any US Target Group Company has any liability (including any liability as a member of a controlled group under Title IV of ERISA);
"US Group Companies" has the meaning given in paragraph 1.1 of Schedule 7 (Tax);
"US Membership Interests Transfer Instrument" means the assignment and assumption of membership interests agreement to be executed by the Purchaser or its wholly owned designee and the Selling Entity of DSM Protective Materials LLC in the form set out in Part 2 of Schedule 15;
"US Opening Balance Sheet" has the meaning given in paragraph 11.2 of Schedule 7 (Tax);
"US Post-Effective Date Loss" has the meaning given in paragraph 11.1(b) of Schedule 7 (Tax);
"US Post-Effective Date Profit" has the meaning given in paragraph 11.1(a) of Schedule 7 (Tax);
"US Post-Effective Date Result" has the meaning given in paragraph 11.1 of Schedule 7 (Tax);
"VAT" means any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added Tax (EC Directive 2006/112) and/or any other Tax of a similar nature imposed on value added;
"VDD Reports" means LVDRR, the environmental vendor due diligence report prepared by ERM dated October 21, 2021, the financial and tax vendor due diligence report prepared by EY dated February 18, 2022 and the separation report prepared by EY Parthenon dated February 18, 2022, in each case, as Fairly Disclosed;
"W&I Insurance" or "W&I Insurance Policy" means the insurance policy issued by the W&I Insurer with the Purchaser as policyholder and beneficiary to provide coverage to the Purchaser in respect of Warranty Claims and Tax Indemnity Claims, a copy of which is attached as Schedule 11 (W&I Insurance Policy);
"W&I Insured Amount" means an amount of EUR 140,000,000;
"W&I Insurer" means the insurer(s) under the W&I Insurance Policy;
"Warranty Claim" means a claim by the Purchaser for any Breach or alleged Breach;

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"Wrong Pocket Asset" has the meaning given in Clause 9.1;
"Wrong Pocket Contract" has the meaning given in Clause 9.2; and
"Xerox Provisions" means Clauses 27.6, 27.7 and 29.3 and with respect to any of the foregoing clauses, any of the defined terms used therein;
2.    In this Agreement, (a) where any Seller Warranties are qualified by the expression "to the best of Seller's knowledge", "as far as Seller is aware" or any similar expression, such expression shall mean the actual knowledge of Messrs L. Finaly, A. Varma, M. Kozarov, after due and careful inquiry of J. Lindermulder, Ms. L. Serrano and Mr. H. Stegemans and (b) where any statement is qualified by the expression "Purchaser's actual awareness" or any similar expression, such expression shall mean the knowledge the actual knowledge of Lisa Kunkle, Joel Rathbun and Ari Friedman.
3.    In this Agreement, references to an individual include his or her estate and personal representatives.
4.    In this Agreement, references to a "person" or "Person" shall be construed so as to include any individual, firm, company, government, Governmental Authority, Tax authority, state or agency of a state or any joint venture, association, partnership (whether or not having separate legal personality).
5.    In this Agreement, references to a "company" shall be construed so as to include any company, corporation or other body corporate or other legal entity, wherever and however incorporated or established.
6.    Without limiting any of the definitions in this Schedule 31, for the purposes of this Agreement, a company is a "subsidiary" of another company, its "holding company", if that other company:
(a)    holds a majority of the voting rights in it; or
(b)    has the right, either alone or pursuant to an agreement with others, to appoint or remove a majority of its management board (or equivalent) or its supervisory board (or equivalent), if any; or
(c)    is a shareholder or member of it and controls alone or together with other persons, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it, or if the first-mentioned company above is a subsidiary of a company which is itself a subsidiary of that other company.
7.    In this Agreement, a claim, proceeding, dispute, action, or other matter will only be deemed to have been threatened if any written demand or statement has been made or any written notice has been given.
8.    In this Agreement, references to time of day are to CE(S)T, Central European (Summer) Time).

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9.    For the purposes of this Agreement, an action taken by a person will be deemed to have been taken in the ordinary course, the ordinary course of business, or the ordinary course of business consistent with past practice if such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day operations of such person (and, with respect to the Selling Entities and the Target Group Companies, the Business).
10.    In this Agreement, where any obligation is qualified or phrased by reference to use (commercially) reasonable endeavours or efforts, best efforts or wording of a similar nature, it means all the reasonable, diligent, good-faith and lawful efforts that a similarly situated person exercising reasonable business judgement desirous of achieving the relevant result for itself would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided that any such efforts that would result in a breach of this Agreement or would be reasonably likely to prevent or delay the consummation of the transactions contemplated by this Agreement or any other Transaction Document, shall not be reasonable.
11.    In this Agreement, the singular shall include the plural and vice versa and references to words importing one gender will include both genders.
12.    In this Agreement, references to the word "including" shall be deemed to read "including, but not limited to".
13.    Notwithstanding Clause 32 (Language), where in this Agreement a Dutch term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.
14.    Unless otherwise specified, references to any law or other statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such law or other statute, rule, regulation or form as amended, modified, supplemented, replaced or interpreted from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any section of any statute, rule, regulation or form include any successor to such section.
15.    Words such as "herein," "hereinafter," "hereof," "hereto" and "hereunder" refer to this Agreement as a whole and not merely to any particular section or provision of this Agreement.
16.    The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean "if".
17.    Unless otherwise specified, a reference to any other document is a reference to that other document as amended, revised, varied, novated or supplemented at any time.
18.    To the extent there is any conflict between the terms of this Agreement and those of any other Transaction Document entered into after the date of this Agreement, the terms of this Agreement shall prevail.
19.    When calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken

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within two calendar days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday) and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

20.    In this Agreement references to the word "law" shall be construed to include any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, (b) the common law and any judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, Orders, and (c) policies, guidelines and protocols to the extent they have force of law, including, in each case, as may be amended, modified, supplemented, replaced or interpreted.
21.    In this Agreement references to the word "contract" shall be construed to include any agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, sales or purchase order, license, arrangement or other obligation that is legally binding, whether written or oral.

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SIGNATORIES
THIS AGREEMENT has been signed on behalf of the Parties by their respective duly authorised representative(s) on the date stated at the beginning of this Agreement.
SIGNED
For and on behalf of KONINKLIJKE DSM N.V.
the Seller

/s/ Lex Finaly
By: Lex Finaly
Title: by power of attorney

/s/ Aseem Varma
By: Aseem Varma
Title: by power of attorney

- Signature page SPA -

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SIGNED
For and on behalf of AVIENT CORPORATION
the Purchaser

/s/ Joel R. Rathbun
By: Joel R. Rathbun
Title: Senior Vice President, Mergers & Acquisitions

[Signature Page to SPA]

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SIGNED (solely for purpose of Clause 2.1 and Clause 2.2)
For and on behalf of FIBER-LINE INTERNATIONAL B.V.
the Dutch Purchaser

/s/ Holger Kronimus
By: Holger Kronimus
Title: Director

[Signature Page to SPA]